    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                               DONLAR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               ILLINOIS                               36-3683785                                 2899
     (State or other jurisdiction           (I.R.S. Employer I.D. Number)            (Primary Standard Industrial
  of incorporation or organization)                                                  Classification Code Number)

                         ------------------------------

                            6502 South Archer Avenue
                          Bedford Park, Illinois 60501
                                 (708) 563-9200

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                LARRY P. KOSKAN
                     Chief Executive Officer and President
                               Donlar Corporation
                            6502 South Archer Avenue
                          Bedford Park, Illinois 60501
                                 (708) 563-9200
(Name, address, including zip code, and telephone number, including area code of agent for service)
                         ------------------------------

                                   Copies to:

Eric M. Fogel, Esq.              Frederick C. Lowinger, Esq.
Holleb & Coff                    Sidley & Austin
55 East Monroe Street            One First National Plaza
Suite 4100                       Chicago, Illinois 60603
Chicago, Illinois 60603          (312) 853-7000
(312) 807-4600

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________ .

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________ .

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] __________ .

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                   PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                             AGGREGATE                 AMOUNT OF
                SECURITIES TO BE REGISTERED                       OFFERING PRICE(1)          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
 Common Stock, no par value.................................         $69,000,000                 $20,910
================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 10, 1997

PROSPECTUS
            , 1997

                                    SHARES

                            DONLAR CORPORATION LOGO

                                  COMMON STOCK

     All of the           shares of Common Stock, no par value ("Common Stock"),
of Donlar Corporation ("Donlar" or the "Company") offered hereby (the "Offering") are being sold by the Company.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $          and $          per share. See "Underwriting"
for information relating to the factors to be considered in determining the initial public offering price.

     Application will be made to have the Common Stock quoted on the Nasdaq National Market ("NASDAQ") under the trading symbol "DNLR."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
                                                 PRICE             UNDERWRITING           PROCEEDS
                                                 TO THE           DISCOUNTS AND            TO THE
                                                 PUBLIC           COMMISSIONS(1)         COMPANY(2)
---------------------------------------------------------------------------------------------------
Per Share....................................      $                   $                     $
Total(3).....................................  $                       $                 $
---------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $       , which will be paid by the
    Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover overallotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New
York, New York, on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE                                 SCHRODER & CO. INC.
   SECURITIES CORPORATION

                              [INSIDE FRONT COVER]

                                    [PHOTOS]

                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The terms "Donlar" and "Company" when used herein includes Donlar Corporation and its 90% owned subsidiary, Donlar Pharmaceutical Corporation. Each prospective investor should read this Prospectus in its entirety. Unless otherwise indicated, the information contained in this Prospectus: (a) assumes no exercise of the Underwriters' overallotment option; (b) does not give effect to the Common Stock issuable upon (i) exercise of the warrants to purchase the Company's Common Stock outstanding on the date of this Prospectus (except for the warrants specifically described below) and (ii) exercise of the options granted or which may be granted under the Company's stock option plans or stock based incentive plan; and (c) assumes that the following transactions (collectively, the "Offering Related Transactions") are completed prior to or
concurrent with the consummation of the Offering: (1) a 1 for   reverse split of
the Company's Common Stock, (2) the conversion of all shares of the Company's Series A Preferred Stock into the Company's Common Stock at a conversion ratio of 1 to 1, (3) the retirement of all shares of all other series of the Company's preferred stock, (4) the exercise of all warrants for the purchase of Common Stock that, by their terms, are required to be exercised or forfeited upon the occurrence of a public offering, and (5) the exchange of convertible debt and related rights for the payment of cash and issuance of the senior notes and shares of Common Stock agreed to as part of the 1997 Agreement (as defined in "Certain Transactions"), all as more fully described herein. Unless otherwise indicated, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Prospectus.

                                  THE COMPANY

     Donlar is the world leader in the development and marketing of a new family of environmentally friendly and biodegradable specialty polymers, known as thermal polyaspartates ("TPA"). TPA is non-hazardous, non-toxic and hypo-allergenic and has a potentially wide range of applications in agricultural, industrial and consumer markets. Utilizing its proprietary technology, the Company develops and markets new agricultural products that significantly increase the effectiveness of fertilizers and is developing a similar class of products designed to enhance the efficiency of pesticides. In each case, TPA is not absorbed by the plant. In addition, the Company develops products that management believes provide environmentally superior alternatives to certain existing specialty chemicals used in many consumer and industrial applications. Through extensive research and development, the Company has assembled a patent portfolio of over 30 issued patents worldwide that protect the Company's cost efficient production technology, the resulting products and their methods of use. In addition, the Company has entered into strategic alliances and joint development agreements with several companies, including BASF, FMC Corporation and National Starch and Chemical Company, to increase its penetration of both the agricultural and specialty chemicals markets. Management believes that the combination of the Company's commercialization experience with TPA and its portfolio of patents provides a significant competitive advantage in pursuing identified market opportunities.

     The unique aspect of the Company's technology is that TPA can be used effectively in a wide range of applications and is environmentally friendly. This versatility results from TPA's characteristics as a highly active molecule with strong affinity for surfaces, together with a high capacity for holding onto water. As a result of their negative electrostatic charge, TPA products attract or repel particles or surfaces. These key properties make TPA ideal for attracting and collecting nutrients (crop nutrition), concentrating herbicides and insecticides (crop protection), controlling mineral scale (water treatment), inhibiting corrosion (oil field chemicals), acting as a moisture retention agent (superabsorbents), acting as a moisturizer for hair and skin (personal care), preventing dirt particles from reattaching to textile surfaces (laundry detergents) and potentially neutralizing major basic proteins in the human body (allergy relief). While there are well-established products that currently perform these functions in non-agricultural applications, TPA products are readily biodegradable and in many cases provide the same or higher levels of performance than those products. The Company knows of no existing technology that provides benefits comparable to those of the Company's products in agricultural applications.

     The Company's commercialization efforts have focused on its crop nutrition products. To support these efforts, the Company has conducted or commissioned numerous studies and trials on winter wheat over the last three years. These studies have confirmed the efficacy of the Company's AmiSorb(R) brand products. Studies over the last two years on corn and cotton have produced similar results. The purpose of these trials was to assess the efficacy of AmiSorb(R) products under various agronomic conditions. Some of the variables that impact the results of these studies and trials include: usage rate, fertility level, soil type, hybrid type, irrigation vs. non-irrigation and method of application. Results provide the Company with important information enabling it to refine the optimum product usage rate and mode of application. During the most recent growing season, farm field trials on winter wheat were conducted at 56 different locations in 11 states using AmiSorb(R) products. The use of AmiSorb(R) products at the currently recommended rate and application method resulted in increased yields of up to 26 bushels per acre, with an average increase of 8 bushels per acre, or approximately 18%. Initial farm field trials on corn were conducted in 1996 at 61 different locations in 10 states. Results for the trials demonstrated yield increases from the use of AmiSorb(R) products of up to 60 bushels per acre, with an average increase of 12 bushels per acre, or approximately 7%. Results of the 1997 corn season are not available yet, but early assessments indicate yield increases equal to or in excess of the prior year's results. Initial field trials on cotton were also conducted in 1996 at 11 different locations in 4 states and demonstrated yield increases of up to 690 pounds of lint per acre, an average of 368 pounds of lint per acre, or approximately 40%. Results for the 1997 cotton season are not available yet, but early evaluation indicates yield increases similar to those obtained in 1996. All average increases referred to in this paragraph were calculated on a per location basis comparing land plots treated with AmiSorb(R) products to control land plots.

     In addition to its performance characteristics, the value of TPA technology in agricultural applications resides in its environmental friendliness and biodegradability. The use of TPA in these applications is expected to reduce specific environmental concerns, including fertilizer leaching and run-off and accumulation of pesticide residues.

     It has been demonstrated that TPA is an effective and environmentally safe replacement for certain specialty chemical compounds, including polyacrylates, in many performance chemicals applications. Since polyacrylates and many other specialty chemicals are not biodegradable, TPA is an attractive alternative, particularly when used in environmentally sensitive areas. Management estimates that the world market for polyacrylates for which TPA appears to be a viable substitute is approximately $2.2 billion annually.

     In 1996, the United States Environmental Protection Agency ("EPA") awarded the Company the first Presidential Green Chemistry Challenge Award in the small business category for its role in the development, production and application of TPA as a new and environmentally friendly polymer.

     Management believes that the Company's development to date provides it with a number of unique competitive advantages:

     - COMMERCIALLY VIABLE PRODUCTS. The Company has successfully developed and commercialized products for agricultural and industrial applications. The efficacy of these products has been established in both laboratory and field tests. In addition, the Company's strategic alliances and joint development agreements enhance its ability to increase its penetration of both the agricultural and specialty chemicals markets.

     - ENVIRONMENTALLY FRIENDLY PRODUCTS AND TECHNOLOGY. The Company's products are non-hazardous, non-toxic, hypo-allergenic and readily biodegradable, and the TPA manufacturing process produces no harmful or hazardous waste or emissions. In addition, TPA products are not absorbed by the plants.

     - SIGNIFICANT BARRIERS TO ENTRY. Management believes that its extensive patent portfolio, which covers its proven, cost efficient manufacturing process, as well as its proprietary technology platform, provide significant barriers to entry to its potential competitors.

     - EXPERIENCED MANAGEMENT TEAM. The Company's management team has an average of over 25 years experience in the development and marketing of specialty chemical and agricultural products.

     The Company was incorporated in Illinois on January 8, 1990. The Company's principal executive offices are located at 6502 South Archer Avenue, Bedford Park, Illinois 60501, and its phone number is (708) 563-9200.

                                  THE OFFERING

Common Stock offered by the Company.............  shares
Common Stock to be outstanding after the
  Offering(1)...................................  shares
Use of Proceeds.................................  The net proceeds from the Offering will be used as follows: (i) $12 million to fund the cash portion
                                                  of the 1997 Agreement described under "Certain
                                                  Transactions;" (ii) approximately $25 million to
                                                  fund the construction of an L-aspartic acid
                                                  manufacturing facility; and (iii) the remainder of
                                                  approximately $  million for the build-up of the
                                                  Company's sales and distribution network and
                                                  various working capital purposes. See "Use of
                                                  Proceeds."
Proposed Nasdaq National Market symbol..........  DNLR

------------------------------
(1) Excludes (a)        shares of Common Stock issuable upon exercise of
    warrants to purchase Common Stock outstanding on the date hereof, but not required to be exercised or forfeited upon the occurrence of a public
    offering, (b)        shares of Common Stock issuable upon exercise of
    options granted under the Company's stock option plans and (c)
           additional shares of Common Stock reserved for issuance under the Company's stock option plans and stock based incentive plan; and assumes the completion, prior to or concurrent with the consummation of the Offering, of all of the Offering Related Transactions. See "Management -- Long-Term Incentive Plans" and "Recent Transactions."

                             SUMMARY FINANCIAL DATA

     The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                   SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                               --------------------------------------------      ---------------------
                               1992    1993     1994      1995       1996         1996        1997
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..................  $  --   $  --   $    10   $    23   $  2,142      $   575     $ 1,387
  Gross profit...............     --      --         2         3         75         (111)        240
  Loss from operations.......   (555)   (864)   (1,424)   (2,025)   (10,606)      (2,917)     (4,356)
  Net loss...................   (617)   (931)   (1,522)   (1,781)   (12,844)      (4,161)     (6,925)
  Net loss per common
     share...................                                      $      ()                 $     ()
                                                                   ========                  =======
  Pro forma net loss.........                                      $( 7,044)(1)              $(4,225)(2)
                                                                   ========                  =======
  Pro forma net loss per
     common share(3).........                                      $      ()(1)              $     ()(2)
                                                                   ========                  =======
  Pro forma weighted average
     common shares
     outstanding(4):.........
                                                                   ========                  =======

                                                                AS OF JUNE 30, 1997
                                                              ------------------------
                                                                          PRO FORMA
                                                              ACTUAL    AS ADJUSTED(5)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $ 7,578      $
  Working capital...........................................   11,334
  Total assets..............................................   26,955
  Total long-term liabilities...............................   27,686
  Shareholders' equity (deficit)............................   (2,860)

------------------------------
(1) Pro forma net loss for the year ended December 31, 1996 excludes $5.8 million of non-recurring charges, consisting of the following: (i) $942,000 representing the fair value of warrants issued to providers of bridge loan financing; (ii) $655,000 for the amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing; (iii) $350,000 for imputed interest on the royalty obligation incurred in connection with the 1996 Financing; and (iv) $3.9 million for warrants to purchase 712,299 shares of Series A Preferred Stock, with an exercise price of $0.07 per share, that were issued to a provider of research and development services. See "Certain Transactions."

(2) Pro forma net loss for the six-month period ended June 30, 1997 excludes $2.7 million of non-recurring charges, consisting of the following: (i) $1.2 million for inducement warrants and preferred stock issued to holders of convertible notes; (ii) $983,000 for the amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing; and
    (iii) $551,000 for imputed interest on the royalty obligation incurred in connection with the 1996 Financing. See "Certain Transactions."

(3) Pro forma net loss per common share is computed based upon (i) pro forma net loss as described in Notes (1) and (2) and (ii) pro forma weighted average common shares as described in Note 4.

(4) Includes the weighted average number of common and common stock equivalents as further adjusted to reflect all shares of Common Stock issuable in connection with the Offering Related Transactions, but does not include the Common Stock offered hereby. See "Recent Transactions" and "Certain Transactions."

(5) Pro forma as adjusted to give effect to the Offering Related Transactions
    and the sale of        shares of Common Stock offered hereby at an assumed
    initial public offering price of $     per share, after deducting estimated
    underwriting discounts and commissions and offering expenses as described in "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains certain forward looking statements within the meaning of the federal securities laws. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Actual results and the timing of certain events could differ materially from those expressed in, or implied by, the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Prospectus. Prospective purchasers of the shares of Common Stock offered hereby should carefully consider those factors in evaluating an investment in the Common Stock.

EARLY STAGES OF DEVELOPMENT OF THE COMPANY'S PRODUCTS

     The Company was founded in 1990 and until 1996 was engaged principally in research and development activities. While the Company has commenced marketing its TPA products in the crop nutrition area, it is in the early stages of commercialization and has only a limited number of product offerings, and potential product applications are in various stages of development. As a result, the Company's TPA products have been sold only in limited quantities and there can be no assurance that a significant market will develop for such products with respect to any of their potential applications. The Company's crop nutrition products have been used commercially for only a short period of time: three years with respect to winter wheat and two years each with respect to corn and cotton. Current and potential customers in the agricultural, performance chemicals and other fields in which the Company's products have potential applications require predictable and consistent performance. Although certain products incorporating the Company's TPA technology have passed product performance and reliability testing in both laboratory and commercial use, there can be no assurance that they will continue to do so consistently in the future, will meet future customer performance standards or will offer sufficient price or performance advantages required to achieve commercial success. The Company's failure to develop, manufacture and commercialize TPA products on a timely and cost effective basis would have a material adverse effect on the Company's business, results of operations and financial condition.

ACCEPTANCE BY AGRICULTURAL CUSTOMERS

     The Company's future success depends largely on acceptance of its TPA technology by agricultural customers and the ability of the Company to educate those customers about the proper methods and rates of application required to obtain the levels of increased yield that its TPA products are capable of generating. Traditionally, agricultural end users have been slow to adopt new technologies until their consistent effectiveness and economic value have been evidenced over several growing seasons. Successful introduction of the Company's products will also depend to a large extent on recommendations of prior users. Although the Company's research data has shown that the Company's crop nutrition products result in increased yields, the level of such increase and, thus, the economic return from use of such products, depends on the method and rate of application and the type of crop and prevailing weather and soil conditions. There can be no assurance that the Company will be able to demonstrate that the purchase of the Company's crop nutrition products will be consistently cost effective for the intended users.

     As a result of the unique and innovative aspects of the Company's crop nutrition products, those products have been the subject of numerous agricultural industry media reports and articles. Some of these reports and articles have been favorable, and some have been unfavorable. Of those that are unfavorable, the Company attributes some of the adverse critical comment to natural skepticism associated with new products and technologies, competitive issues, and the limited number, and general public unavailability, of farm field trial results. In addition, while some reported university studies have suggested inconsistent performance results from the Company's products, management believes that these results may have been affected by nonconformity with the recommended methods and rates of application and by such variables as weather and soil conditions. Further, the purpose of many of these studies was to establish recommended methods and rates of application, rather than validating the product's effectiveness. The Company's future success will depend, in large part, on its ability to replicate its field trial successes on an expanding scale in each crop growing season and to publicly disseminate the results of those trials, not only to agricultural industry media, but also directly to potential end users. There can be no assurance that the Company will be successful in overcoming user resistance resulting from adverse publicity regarding its products.

DEPENDENCE ON PATENTS AND PROTECTION OF PROPRIETARY INFORMATION

     The Company's success will depend, in part, on its ability to obtain patent protection for its TPA processes, materials, and methods of use, to preserve its trade secrets, and to operate without infringing the patent or other proprietary rights of others. The Company has been granted 26 United States patents, has received Notices of Allowances of Patentability for three additional United States patents and has filed 12 applications for other United States patents. Each time that the Company files a patent application in the United States, it files similar applications in foreign jurisdictions that the Company believes are important to its future business and that afford reasonable protection to intellectual property rights. The Company has been granted 8 foreign patents, including patents granted by the European Community, South Africa, Israel, Japan, Mexico and Egypt, and currently has numerous patent applications pending in such jurisdictions. No assurance can be given that the patent applications filed by the Company will result in issued patents or that the scope and breadth of any claims allowed in any patents issued to the Company will exclude competitors or provide competitive advantages to the Company. In addition, there can be no assurance that any patents issued to the Company will be held valid if subsequently challenged, that others will not claim rights in the patents and other proprietary technology owned by the Company, or that others have not developed or will not develop similar products or technologies without violating any of the Company's proprietary rights. The Company's inability to obtain patent protection, preserve its trade secrets or operate without infringing the proprietary rights of others, as well as the Company's loss of any rights to technology that it now has or acquires in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

     Litigation, which could result in substantial cost to, and diversion of effort by, the Company, may be necessary to enforce patents issued to the Company, to defend the Company against infringement claims made by others, or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse outcome in any such litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, and/or require the Company to cease using certain technology, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may also become involved in interference proceedings declared by the United States Patent and Trademark Office ("PTO") in connection with one or more of the Company's patents or patent applications to determine priority of invention. Any such proceeding could result in substantial cost to the Company, as well as a possible adverse decision as to priority of invention of the patent or patent application involved. In addition, the Company may become involved in reissue or reexamination proceedings in the PTO in connection with the scope or validity of the Company's patents. Any such proceeding could have a material adverse effect on the Company's business, results of operations and financial condition, and an adverse outcome in such proceeding could result in a reduction of the scope of the claims of any such patents or such patents being declared invalid. In addition, from time to time, to protect its competitive position, the Company may initiate reexamination proceedings in the PTO with respect to patents owned by others. Such proceedings could result in substantial cost to, and diversion of effort by, the Company, and an adverse decision in such proceedings could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company also relies on trade secrets and proprietary know-how in the conduct of its business and uses employee and third-party confidentiality and non-disclosure agreements to protect such trade secrets and know-how. There can be no assurance that the obligation to maintain the confidentiality of such trade secrets or proprietary information will not wrongfully be breached by employees, consultants, advisors or others, that the Company will have adequate remedies for any breach, or that the Company's trade secrets or proprietary know-how will not otherwise become known or be independently developed or discovered by third parties. See "Business -- Patents."

ACCEPTANCE BY PERFORMANCE CHEMICALS CUSTOMERS

     While the Company believes that its TPA products are efficient and effective substitutes for certain existing polyacrylate and other products used in performance chemicals applications, the Company's success in marketing its products will depend on the Company's ability to sell its products profitably at competitive prices, as well as on demand for products that do not harm the environment. L-aspartic acid is the principal raw material used in the manufacture of the Company's TPA products. The Company believes that it will need to construct an L-aspartic acid production plant in order to be able to consistently obtain L-aspartic acid at costs that will permit it to competitively price certain of its performance chemicals products. In addition, in order to fully commercialize TPA products cost effectively in certain performance chemicals applications, the Company will need to construct an as yet undesigned liquid process and derivatives manufacturing facility. If the Company is unable to construct or operate either such manufacturing facility cost effectively, the Company may not be able to effectively compete in certain performance chemicals markets. See "Business -- Raw Materials," "Business -- Performance Chemicals Applications -- Targeted Applications" and "Business -- Manufacturing and Facilities."

ACCESS TO RAW MATERIALS AT FAVORABLE PRICES

     The primary raw material in the Company's TPA products is L-aspartic acid. Because L-aspartic acid accounts for such a large percentage of the Company's costs, any material increase in the price of this raw material could have a material adverse effect on the Company. There are only a limited number of suppliers of L-aspartic acid worldwide and substantially all of the commercially available L-aspartic acid is produced by non-domestic sources. The Company purchases primarily from sources in the People's Republic of China (the "PRC"). The "Most Favored Nation" trade status of the PRC was last renewed in July 1997 and is reviewed on an annual basis. To the extent that the PRC ceases to have Most Favored Nation trade status, or its exports become subject to political retaliation, the cost of importing L-aspartic acid from the PRC could increase significantly. While management believes that the world supply of L-aspartic acid is sufficient to meet the Company's needs over the near term, management also believes that, by the year 2000, the Company will require amounts of L-aspartic acid exceeding the current annual world merchant supply. It is thus important for the Company's long-term growth that it secure a low cost and consistent supply of L-aspartic acid. See "Business -- Raw Materials."

NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FINANCING

     The Company believes that funds from operations, cash on hand and the net proceeds of the Offering will be adequate to fund the Company's operating plans for the foreseeable future. The Company believes that its future capital requirements may depend on many factors, including its ability to meet its performance goals, continued progress in its research and development and product testing programs, the magnitude of these programs, the costs necessary to increase the Company's manufacturing capabilities and to market any resulting product applications, and customer acceptance of the Company's current and potential product applications. Additional factors that may affect the Company's future capital requirements are the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents and other proprietary rights, the ability of the Company to establish collaborative relationships and the amount and timing of future revenues. Depending on its requirements, the Company may seek additional funding through public or private debt or equity financing. There can no assurance that such additional financing will be available on acceptable terms or at all. Inadequate funding could impair the Company's ability to compete in the marketplace. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     While the Company is not aware of any technology directly competitive with the Company's TPA products in the agricultural field, in the performance chemicals field there is substantial competition, primarily from polyacrylates, but also from other manufacturers of polyaspartates such as Bayer and Rohm & Haas using production methods that may be outside the scope of the Company's production patents and in target applications that may be outside the scope of the Company's methods of use patents. The producers of polyacrylates, primarily BASF and Rohm & Haas, have substantially greater financial and technical resources, larger research and development staffs, and greater manufacturing and marketing capabilities than the Company. There can be no assurance that the Company's performance chemicals products will compete effectively against products produced by such competitors. The failure of the Company to effectively compete could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Competition."

LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

     The Company's success will depend, in part, on its ability to manufacture its products in significant quantities, with consistent quality, at acceptable costs and on a timely basis. The Company has limited experience in high-volume manufacturing. With respect to its Peru, Illinois manufacturing facility, the Company may incur significant start-up costs and unforeseen expenses in bringing that facility on line. In addition, the Company will need to add new manufacturing equipment to its Peru facility in the near future in order to manufacture sufficient quantities of its products. The Company also anticipates constructing an L-aspartic acid manufacturing facility beginning in 1998, with expected completion in 2000. No assurance can be given that the Company will be able to successfully make the transition to high volume polyaspartate production or construct and operate an L-aspartic acid facility on a timely or economical basis. See "Business -- Manufacturing and Facilities."

RELIANCE ON A SINGLE MANUFACTURING FACILITY

     With the exception of the pilot plant located at the Company's headquarters in Bedford Park, Illinois, the Company's Peru, Illinois plant is the Company's sole manufacturing facility and the only facility capable of producing the Company's products in quantities sufficient to meet the Company's projected needs. Any material disruption in the Peru plant's operations, whether due to fire, natural disaster, or otherwise, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Manufacturing and Facilities."

ABSENCE OF OPERATING PROFITS

     The Company has only a limited operating history. The Company has incurred a net loss in each year since its founding, and as of June 30, 1997, had an accumulated deficit of $25.5 million. The Company expects to continue to incur operating losses over the near term. The Company's ability to achieve profitability will depend on many factors, including the Company's ability to develop, manufacture, introduce and market commercially acceptable products based on the Company's TPA technology. There can be no assurance that the Company's products will be introduced or marketed successfully or that the Company will ever achieve a profitable level of operations or, if profitability is achieved, that it can be sustained. See "Management's Discussions and Analysis of Financial Condition and Results of Operations" and "Business."

UNCERTAINTY OF REGULATORY APPROVALS

     The Company's crop nutrition products may not be distributed in the various states without regulatory approval by the applicable state agricultural agency. Obtaining such approval generally requires that the Company demonstrate that its products are safe and efficacious over a defined time period. Although the Company has already obtained such approvals for its crop nutrition products from the applicable agencies of 45 states, it has not received approvals from the agriculturally significant states of California, Iowa or Mississippi because it has not yet been able to provide performance data spanning a sufficient number of years. Though the Company has no reason to believe that such approvals will not be granted, there can be no assurance that such approvals will be granted on a timely basis, if at all. In addition, the Company's products are subject to approval by foreign regulatory authorities. See "Business -- Government Regulation."

RELIANCE ON SINGLE TECHNOLOGY

     Although the Company has obtained numerous patents covering manufacturing processes, composition and methods of use, all of the Company's products are based on its TPA technology. The fields in which the Company intends to sell its products are highly competitive and intensive research and development is always being undertaken by governmental entities, educational institutions and private enterprises with respect to products having practical effects such as those of certain of the Company's products. There can be no assurance that competitive products will not be introduced by third parties or that competing materials based on different or new technologies may not become commercially available. There can be no assurance that the Company's competitors will not succeed in developing or marketing materials, technologies or products that exhibit superior performance or are more commercially desirable or more cost effective than those developed and marketed by the Company. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH RAPID GROWTH

     The Company's rate of growth has placed and will place significant demands on the Company's management, as well as its administrative, operational and financial resources. The Company's ability to manage its growth will require the Company to continue to implement new, and improve existing, operational, financial and management information systems. The Company's success will depend, in large part, upon its ability to attract and retain highly qualified research and development, management, manufacturing and marketing and sales personnel and to continue to motivate and manage its work force, particularly its sales force. If the Company is unable to effectively manage any of these factors, the Company's business, its financial condition and results of operations could be materially and adversely affected. No assurance can be given that the Company will continue to experience growth or that the Company will be successful in managing its growth, if any.

LIMITED MARKETING EXPERIENCE

     While the Company's sales force has experience in marketing products to agricultural end users, the Company has limited experience in marketing and selling its TPA products. To market its products effectively, the Company will be required to develop an expanded marketing and sales force that can effectively demonstrate the advantages of, and recommended methods and rates of application for, its TPA product applications. The Company's crop nutrition products will also rely heavily on the availability of recommendations of prior users. The Company currently maintains arrangements with third parties for distribution of certain of its TPA products in the performance chemicals field and expects to enter into additional arrangements with third parties for the commercialization and marketing of its products. The Company's future success will depend in part on its continued relationships with distributors, its ability to enter into other similar arrangements, the continuing interest of the Company's distributors in current and potential product applications and, eventually, the distributors' success in marketing and willingness to purchase the Company's products. There can be no assurance that the Company will be successful in its marketing efforts, that it will be able to establish adequate sales and distribution capabilities, that it will be able to enter into or maintain marketing or distribution arrangements with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing the Company's products.

RELIANCE ON KEY PERSONNEL

     The Company's principal executive officers have an average of over 25 years of collective experience in chemicals research, development and sales. The loss of the services of any of the Company's executive officers or other key personnel, or the failure of the Company to attract and retain other skilled and experienced personnel on acceptable terms, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

CUSTOMER CONCENTRATION

     The Company has only recently begun commercial sales of its products. The Company sells its crop nutrition products primarily to agricultural distributors. A relatively small number of such distributors account for a disproportionately large portion of sales to date. For the six months ended June 30, 1997, one such distributor accounted for approximately 30% and another for approximately 10% of the Company's sales of crop nutrition products. While the Company expects to significantly increase its sales in this product line, these sales may continue to be concentrated among a relatively small group of customers. Thus, the loss of any single customer could have a material adverse effect on the Company, its results of operations and its financial condition.

MARKETS FOR CROP NUTRITION PRODUCTS ARE SEASONAL AND VOLATILE

     Demand for the Company's crop nutrition products can be expected to be significantly affected by agricultural conditions, which can be unpredictable and volatile as a result of a number of factors. The most important factors are weather conditions and patterns, current and projected grain stocks and prices, and governmental agricultural policies, including those that directly or indirectly influence the number of acres planted, the level of grain stocks, the mix of crops planted, and crop prices. Because of its dependence on agricultural markets, the Company's crop nutrition business is seasonal and the Company's operating results may vary significantly from quarter to quarter. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality; Quarterly Results."

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with the release of hazardous substances, work place safety and equal employment opportunities. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes, based on information currently available to management, that it is in compliance with applicable environmental and other legal requirements and that it will not require material capital expenditures to maintain compliance with such requirements in the foreseeable future.

     Governmental authorities have power to enforce compliance with such laws and regulations, and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with such laws and regulations. As the Company develops new formulations for its TPA products and combines its TPA with other products, such as herbicides and insecticides, those products may become subject to additional review and approval requirements governing the sale and use of products such as those produced by the Company. The Company's manufacturing processes do not currently result in the generation of hazardous wastes. However, there can be no assurance that this will always be the case, and there can be no assurance that material costs or liabilities will not be incurred by the Company as a result. It is also possible that other developments, such as additional or increasingly strict requirements of laws and regulations of these types, or enforcement policies thereunder, could significantly increase the Company's costs of operations. See "Business -- Government Regulation."

LIABILITY RISK

     Products sold by the Company may expose it to potential liability for personal injury or property damage claims relating to the use of those products, particularly if used in a manner not in conformity with the Company's instructions. Although product liability claims historically have not had a material adverse effect on the Company, there can be no assurance that the Company will not be subject to or incur liability for such claims in the future. The Company does not currently maintain third party product liability insurance and there can be no assurance that such insurance will be available on economically reasonable terms. A significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources, or damage to the Company's reputation, any of which could have a material adverse effect on the Company's business, operating results, and financial condition.

CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

     Following the completion of this Offering, the Company's officers,
directors and principal shareholders will own approximately    % of the
outstanding Common Stock and will be able to elect all of the directors of the Company. See "Principal Shareholders" and "Description of Capital Stock."

ABSENCE OF PRIOR PUBLIC MARKET; PUBLIC VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or can be sustained after the Offering. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Underwriters based on several factors and may not be indicative of the price that may prevail in the public market. The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of any particular company. In particular there has been significant volatility in the market price of securities of technology companies that, like the Company, are still primarily engaged in product development activities. Factors such as the announcement of technology innovations and new product applications by the Company or its competitors, disputes relating to patents and proprietary rights, changes in financial estimates by securities analysts, failure to meet earnings expectations of the market or of analysts, general market conditions and fluctuations in quarterly operating results may have a significant impact on the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation initiated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon
completion of the Offering, the Company will have      shares of Common Stock
outstanding. Of these shares, the      shares of Common Stock sold in the
Offering will be freely tradeable in the market, except for shares purchased by "affiliates" of the Company, which will be subject to the resale limitations, excluding the holding period requirement, of Rule 144 under the Securities Act of 1933. Certain officers, directors and shareholders of the Company, who in the
aggregate hold      shares of Common Stock and warrants and options to acquire
an aggregate of      shares of Common Stock, and the Company have agreed not to sell any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Company believes that, following expiration
of the 180 day period,      of those shares will be eligible for immediate
resale in the public market, subject to Rule 144 resale limitations. Further, the exercise of registration rights by certain of the Company's significant shareholders would permit such persons to sell shares of Common Stock upon registration without regard to the limitations of Rule 144. The Company has
granted registration rights covering a total of      shares of Common Stock. See
"Shares Eligible for Future for Sale" and "Certain Transactions."

ABSENCE OF DIVIDENDS

     The Company intends to retain its earnings to finance its growth and for general corporate purposes. Consequently, it does not anticipate paying any cash dividends in the foreseeable future. In addition, any credit agreements to which the Company becomes a party in the future may contain limitations on the payment of cash dividends and other distributions of assets. Further, the 1997 Agreement prohibits the payment of such dividends. See "Dividend Policy."

DILUTION

     Purchasers of the securities offered hereby will experience an immediate substantial dilution in the net tangible book value of their investment. See "Dilution."

                              RECENT TRANSACTIONS

     Prior to or concurrent with the consummation of the Offering, the following
transactions will be completed: (i) a 1 for   reverse split of the Common Stock;
(ii) the conversion of all outstanding shares of the Company's Series A Preferred Stock into shares of the Common Stock at a 1 to 1 conversion ratio;
(iii) the retirement of all shares of all other series of the Company's preferred stock; and (iv) the transactions called for by the 1997 Agreement. See "Certain Transactions." In addition, the Company anticipates that warrants for the purchase of an aggregate of 661,494 shares of the Common Stock will be exercised on or prior to consummation of the Offering, as such warrants must be exercised or forfeited upon the occurrence of a public offering by the Company. All of the foregoing transactions are referred to herein collectively as the "Offering Related Transactions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock
being offered hereby, at an assumed initial public offering price of $     per
share, are estimated to be approximately $     million ($     million if the
Underwriters' overallotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

     The Company intends to use $12 million of the net proceeds of the Offering to fund the cash portion of the 1997 Agreement. In addition, the Company will utilize approximately $25 million to fund the construction of a facility for manufacturing L-aspartic acid, in order to secure a consistent low-cost supply of this key raw material for the production of TPA. The remaining net proceeds
of approximately $     million will be used to fund the build-up of its sales
and distribution network and for various working capital purposes. Pending such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying cash dividends or other distributions on its Common Stock in the forseeable future, but intends instead to retain any future earnings for reinvestment in its business. In addition, the payment of cash dividends by the Company is prohibited by the 1997 Agreement so long as 25% or more of the shares owned by the 1996 Investors continue to be owned by the 1996 Investors or certain transferees. Subject to any contractual restrictions, any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Company's Board of Directors deems relevant. There can be no assurance that the Company will determine to pay any cash dividends in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997, (i) the actual cash, cash equivalents and short-term investments and total capitalization of the Company and (ii) such cash, cash equivalents and short-term investments and capitalization on a pro forma basis as adjusted to give effect to (a) the
Offering Related Transactions and (b) the sale by the Company of      shares of
the Common Stock offered hereby at an assumed initial public offering price of
$     per share (after deducting estimated underwriting discounts and commissions and expenses) and the application of the net proceeds therefrom as described under "Use of Proceeds." The foregoing should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Recent Transactions," and the Consolidated Financial Statements and notes thereto, included elsewhere in this Prospectus.

                                                                   AS OF JUNE 30, 1997
                                                                -------------------------
                                                                               PRO FORMA
                                                                 ACTUAL       AS ADJUSTED
                                                                     (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........    $  7,578        $
                                                                ========        =======
Debt:
  Convertible debt(1).......................................    $ 23,471        $    --
  Current portion of royalty obligation(1)..................         101             --
  Royalty obligation, net of current maturities(1)..........       4,215             --
  Senior note...............................................          --         11,000
                                                                --------        -------
     Total debt.............................................      27,787         11,000
                                                                --------        -------
Shareholders' equity (deficit):
  Common Stock, no par value, 60,000,000 shares authorized;
     188,323 shares issued and outstanding,      issued and
     outstanding, as adjusted...............................          51
  Series A Preferred Stock, no par value, 38,000,000 shares
     authorized; 19,064,905 shares issued and
     outstanding(2).........................................      16,536             --
  Series B Preferred Stock, no par value, 6,020,000 shares
     authorized; 0 issued and outstanding(3)................          --             --
  Series C Preferred Stock, no par value, 6,020,000 shares
     authorized; 6,019,531 issued and outstanding(3)........           1             --
  Additional paid-in capital(1).............................       6,489
  Accumulated deficit(1)....................................     (25,525)
  Shareholder note receivable...............................        (412)
                                                                --------        -------
     Total shareholders' equity (deficit)...................      (2,860)
                                                                --------        -------
Total capitalization........................................    $ 24,927        $
                                                                ========        =======

------------------------------
(1) Pro forma as adjusted to give effect to the transactions contemplated by the 1997 Agreement.

(2) All outstanding shares to be retired upon conversion to or exchange for Common Stock at the closing of the Offering.

(3) All outstanding shares to be retired upon closing of the Offering.

                                    DILUTION

     As of June 30, 1997, the pro forma net tangible book value (deficit) of the
Company was $(       ) or $(     ) per share of Common Stock outstanding. Net
tangible book deficit per share is determined by dividing the tangible net deficit of the Company (tangible assets less liabilities) by the number of shares of Common Stock outstanding. After giving effect to the Offering, the Offering Related Transactions, and the use of proceeds as described herein, the pro forma net tangible book value of the Company at June 30, 1997 would have
been approximately $     million or $     per share of Common Stock. This
represents an increase in net tangible book value of $     per share of Common
Stock for existing shareholders of the Company and an immediate dilution of
$     per share of Common Stock to new shareholders at the assumed public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share(1).......                $
     Pro forma net tangible book value (deficit) per
       share before the Offering.........................    $
     Increase in pro forma net tangible book value per
       share attributable to new shareholders............
                                                             --------
Pro forma net tangible book value per share after the
  Offering...............................................
                                                                         --------
Dilution in net tangible book value per share to
  new shareholders.......................................                $
                                                                         ========

------------------------------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses to be paid by the Company.

     The following table summarizes, on a pro forma basis as of June 30, 1997, the difference between the existing shareholders and new shareholders with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company):

                                             SHARES PURCHASED         TOTAL CONSIDERATION
                                           --------------------       --------------------       AVERAGE PRICE
                                           NUMBER       PERCENT       AMOUNT       PERCENT         PER SHARE

Existing shareholders..................                      %         $                %           $
New shareholders.......................
                                            ---           ---          ----          ---            ------
     Totals............................                      %         $                %           $
                                            ===           ===          ====          ===            ======

     The foregoing calculations do not give effect to, as of June 30, 1997, (i)
       shares of Common Stock issuable upon the exercise of outstanding warrants
at a weighted average exercise price of $     per share and (ii)
shares of Common Stock issuable upon the exercise of outstanding options at a
weighted average exercise price of $     per share. The foregoing also does not
give effect to        shares of Common Stock reserved for issuance upon the
exercise of options that may be granted in the future under the Company's stock option plans and stock-based incentive plans. See "Capitalization,"
"Management -- Long-Term Incentive Plans," "Description of Capital Stock" and
Note 10 of "Notes to Consolidated Financial Statements."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected financial data is qualified by reference to, and should be read in conjunction with, the financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data set forth below for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 are derived from the
financial statements of the Company audited by                      which are
included elsewhere in this Prospectus. The selected statement of operations data for the years ended December 31, 1992, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1992, 1993, 1994 and 1995 are derived from financial statements of the Company audited (in the case of the 1993, 1994 and 1995 data) and compiled (in the case of the 1992 data)by
              . The statement of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994 are not included in this Prospectus. The selected financial data for the six month periods ended June 30, 1996 and 1997 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of these interim periods. Results for the six months ended June 30, 1997 are not necessarily indicative of results to be expected during the remainder of the current fiscal year or for any future period.

                                                                                                    SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                       JUNE 30,
                                            ---------------------------------------------------    ------------------
                                             1992      1993       1994       1995        1996       1996       1997
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales...............................  $   --    $    --    $    10    $    23    $  2,142    $   575    $ 1,387
  Cost of products sold...................      --         --          8         20       2,067        686      1,147
                                            ------    -------    -------    -------    --------    -------    -------
  Gross profit (loss).....................      --         --          2          3          75       (111)       240
  Selling, general and administrative
    expenses..............................     361        439        705      1,027       5,643      2,054      3,543
  Research and development................     194        425        721      1,001       5,038        752      1,053
                                            ------    -------    -------    -------    --------    -------    -------
  Loss from operations....................    (555)      (864)    (1,424)    (2,025)    (10,606)    (2,917)    (4,356)
  Interest income.........................       5         21         15        100         410         70        271
  Interest expense........................     (67)       (88)      (113)      (367)     (2,648)    (1,314)    (2,840)
  Research income.........................      --         --         --        511          --         --         --
                                            ------    -------    -------    -------    --------    -------    -------
  Net loss................................  $ (617)   $  (931)   $(1,522)   $(1,781)   $(12,844)   $(4,161)   $(6,925)
                                            ======    =======    =======    =======    ========    =======    =======
  Net loss per common share...............                                             $ (     )              $ (    )
                                                                                       ========               =======
  Pro forma net loss......................                                             $ (7,044)(1)           $(4,225)(2)
                                                                                       ========               =======
  Pro forma net loss per common
    share(3)..............................                                             $ (     )(1)           $ (    )(2)
                                                                                       ========               =======
  Pro forma weighted average common shares
    outstanding(4)........................
                                                                                       ========               =======

                                                            AS OF DECEMBER 31,                       AS OF JUNE 30,
                                            ---------------------------------------------------    ------------------
                                             1992      1993       1994       1995        1996       1996       1997
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments...........................  $  857    $   281    $    37    $ 2,563    $ 14,793    $   878    $ 7,578
  Working capital (deficit)...............     357       (486)      (583)     2,126      14,044     (2,121)    11,334
  Total assets............................   1,131        935      1,264      4,193      27,352      5,170     26,955
  Total long-term liabilities.............   1,010      1,059      1,814      6,432      32,519      6,482     27,686
  Total shareholders' (deficit)...........    (521)    (1,019)    (1,228)    (2,992)     (9,556)    (6,007)    (2,860)

------------------------------
(1) Pro forma net loss for the year ended December 31, 1996 excludes $5.8 million of non-recurring charges, consisting of the following: (i) $942,000 representing the fair value of warrants issued to providers of bridge loan financing; (ii) $655,000 for the amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing; (iii) $350,000 for imputed interest on the royalty obligation incurred in connection with the 1996 Financing; and (iv) $3.9 million for warrants to purchase 712,299 shares of Series A Preferred Stock, with an exercise price of $0.07 per share, which were issued to a provider of research and development services. See "Certain Transactions."

(2) Pro forma net loss for the six-month period ended June 30, 1997 excludes $2.7 million of non-recurring charges, consisting of the following: (i) $1.2 million for inducement warrants and preferred stock issued to holders of convertible notes; (ii) $983,000 for the amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing; and
    (iii) $551,000 for imputed interest on the royalty obligation incurred in connection with the 1996 Financing. See "Certain Transactions."

(3) Pro forma net loss per common share is computed based upon (i) pro forma net loss as described in Notes (1) and (2) and (ii) pro forma weighted average common shares as described in Note 4.

(4) Includes the weighted average number of common and common stock equivalents as further adjusted to reflect all shares of Common Stock issuable in connection with the Offering Related Transactions, but does not include the Common Stock offered hereby. See "Recent Transactions" and "Certain Transactions."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere in this Prospectus.

OVERVIEW

     The Company is the world leader in the development and marketing of thermal polyaspartates, a new family of biodegradable, environmentally friendly polymers with applications in agricultural, industrial and consumer markets. The principal agricultural product is a crop nutrient absorption enhancer, sold under the brand name AmiSorb(R), which has been shown to increase the effectiveness of applied fertilizers. The Company is also developing products using TPA that are designed to enhance the efficiency of herbicides and insecticides, reducing the overall amounts of those products introduced into the environment. The Company's performance chemical products are designed to be replacements for certain existing chemicals, primarily nonbiodegradable polyacrylates. Sales in the performance chemicals area have been limited thus far to the water treatment and secondary oil recovery markets.

     The Company was founded in 1990. Prior to 1995, the Company was considered a development stage company for financial reporting purposes, as it was engaged primarily in developing its products and identifying potential markets for those products. The Company has begun the commercialization of TPA in various applications, but only since 1996 has it had significant sales activity. Manufacturing activity has thus far been limited to production at the pilot plant in Bedford Park, Illinois. As of June 30, 1997, the Company had invested $8.9 million for the construction of a new production plant in Peru, Illinois. Since that date, the Company has invested an additional $1.3 million to complete the plant. The facility is currently undergoing break-in and ramp up leading to full operational activity of its one installed chemical reactor, which is anticipated to be achieved in early 1998. The Peru plant is designed to accommodate up to four additional chemical reactors, with a maximum combined annual production capacity of 150 million pounds of TPA.

     The Company historically has been financed by the sale of private equity and convertible debt. In August 1996, the Company completed a $26 million private placement of securities, including convertible debt, primarily with a professional venture capital firm (the "1996 Financing"). In addition, in April 1997, the Company secured approximately $5 million from the sale of Series A Preferred Stock to a group of insurance companies related to the agriculture industry. The proceeds of these transactions have been used to finance the construction of the new production plant and to fund operations and inventory buildup. In connection with the 1996 Financing, the Company became obligated to pay certain "royalty obligations" to the investors in that financing (the "1996 Investors"), equal to a percentage of the Company's sales for specified future periods, and the 1996 Investors were issued certain warrants to purchase shares of the Company's Series A Preferred Stock.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1997 AND 1996

     Net sales. Sales in the first half of 1997 were $1.4 million compared to $575,000 in the same period in 1996, an increase of 141%. 1997 results include primarily sales of the Company's AmiSorb(R) brand product and are concentrated on winter wheat, corn and cotton applications, whereas a year ago, the crop application was primarily winter wheat.

     Cost of products sold. Cost of products sold of $1.2 million for the first half of 1997 compared to $686,000 in the same period in 1996, an increase of 67%, reflects the high costs of operation of the Company's pilot plant in Bedford Park, Illinois and, in 1997, $228,000 of costs during the transition from the pilot plant to the new production plant in Peru, Illinois. Negative margin of $111,000 in the first six months of 1996 reflects the start-up nature of the pilot plant's operations.

     Selling, general and administrative expenses. Selling, general and administrative expense of $3.5 million for the six months ended June 30, 1997, compared to $2.1 million in the same period in 1996, an increase of

72%, which reflects $727,000 of advertising expense associated with acceleration of the advertising campaign in advance of the spring planting season, $115,000 of administrative costs associated with the start-up and formal dedication of the Company's new manufacturing facility, $98,000 for various outside consultants and $306,000 of additional salary and benefit expense related to an increase in staff.

     Research and development. Research and development costs of $1.1 million for the six months ended June 30, 1997, compared to $752,000 in the same period in 1996 an increase of 40%, was primarily due to an increase in research staff.

     Interest income. Interest income for the first six months of 1997 was $271,000, compared to $70,000 in the same period in 1996, an increase of 290%, which includes interest on short term securities purchased following the Company's 1996 and April, 1997 financings.

     Interest expense. Interest expense for the six months ended June 30, 1997 of $2.8 million compared to $1.3 million in the same period in 1996, an increase of 116%, includes in 1997 $1.2 million, representing the fair value of stock and inducement warrants issued to the holders of convertible notes, $983,000 of amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing, $551,000 of imputed interest on the royalty obligation incurred in connection with the 1996 Financing, and $115,000 of interest expense on convertible notes. 1996 includes expense associated with warrants granted in connection with bridge financing of $942,000.

     Income tax expense. The Company is currently in a tax loss carry-forward situation. Tax loss carry-forwards begin to expire in 2007. No benefit for the losses in the periods has been recorded.

  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Net sales. Net sales increased from $9,600 in 1994 to $23,000 in 1995 to $2.1 million in 1996. 1996 was the first year of significant product sales; 99.5% of such sales were from the agricultural market for the Company's Amisorb(R) brand product primarily for application on winter wheat crops.

     Cost of products sold. Cost of products sold increased from $8,100 in 1994 to $20,000 in 1995 to $2.1 million in 1996. The Company has operated from a small scale pilot plant pending completion, break-in and production run up at its plant in Peru, Illinois. The 3.5% gross margin achieved in 1996 reflects the start-up nature of operations. Cost of sales in 1994 and 1995 were nominal, reflecting the small batch volumes of product produced.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased from $705,000 in 1994 to $1.0 million in 1995 to $5.6 million in 1996. 1996 includes $368,000 of compensation expense relating to Series A Preferred Stock options granted and vesting in 1996, and $380,000 of compensation expense relating to common stock options granted and vesting in 1996. Employee costs increased by $1.2 million from $489,000 in 1995 to $1.7 million in 1996, reflecting increased staffing. Advertising costs increased from $31,000 in 1995 to $1.3 million in 1996 due to the acceleration of the Company's advertising campaign. Outside consultant costs increased by $622,000 to $672,000, from $50,000 in 1995, and travel and entertainment costs increased $314,000 to $407,000 in 1996, from $93,000 in 1995.

     Research and development. Research and development expense increased from $721,000 in 1994 to $1.0 million in 1995 to $5.0 million in 1996. 1996 research and development expenses includes a charge of approximately $3.9 million of compensation expense relating to the granting of a warrant to purchase 712,299 shares of Series A Preferred Stock to one of the Company's directors who is developing pharmaceutical applications for the Company's products. This warrant grant is a non-recurring item. See "Certain Transactions." The increase from 1994 to 1995 was primarily due to a research staff increase.

     Interest income. Interest income increased from $15,000 in 1994 to $100,000 in 1995 to $410,000 in 1996, due to the additional short-term investments available from the proceeds of the 1995 issuance of $4.8 million in convertible notes, and the additional short term investments available following the 1996 Financing.

     Interest expense. Interest expense increased from $113,000 in 1994 to $367,000 in 1995 to $2.7 million in 1996. 1996 interest expense includes $942,000 representing the fair value of warrants issued to providers of bridge loan financing, $655,000 of amortization of debt discount and deferred financing costs incurred in connection with the 1996 Financing, $350,000 of imputed interest on the royalty obligation incurred in connection with the 1996 Financing and $687,000 of interest expense on convertible debt issued prior to August 1996. Interest expense increased in 1995 related to interest on convertible debt at rates of 8.0% and 8.5%. 1994 interest of $113,000 reflects primarily interest expense on notes and convertible notes at rates ranging from 5.25% to 8.66%.

     Research income. 1995 research income of $511,000 represents research income from Bayer AG of $370,000 and National Starch of $140,000. Research revenues are not expected to recur.

     Income tax expense. The Company has tax loss carry-forwards available and no future tax benefit for the losses was recorded in 1996, 1995 or 1994. These carry-forwards begin to expire in 2007.

  LIQUIDITY AND CAPITAL RESOURCES

     The Company has not yet generated positive cash flow from operating activities. It intends to use a portion of the proceeds of the Offering to fund the cash portion of the 1997 Agreement, to fund the construction of its proposed L-aspartic acid plant, as well as the build-up of its sales and distribution network and working capital requirements. The Company is examining the availability of project financing to fund the costs of construction of the proposed L-aspartic acid plant and, if such financing is available on commercially attractive terms, may utilize such financing. In such case, a portion of the Offering proceeds would become available for alternative uses, such as expanding manufacturing capabilities, further investments in the Company's sales and distribution network, and general working capital uses. The Company has not paid dividends in the past and does not anticipate the payment of dividends for the foreseeable future. Cash in excess of operating requirements is invested in U.S. government securities with maturities of generally less than three months and money market accounts with major banks.

     Cash, cash equivalents and short term investments at June 30, 1997, were $7.6 million, or $7.2 million lower than at December 31, 1996. The reduction in cash, cash equivalents and short-term investments reflects a $4.7 million investment in the Company's new production plant in Peru, Illinois, and the working capital needs associated with operations in the period and the buildup of inventory for the 1997 Fall and 1998 Spring planting seasons, offset by the sale of $5.5 million in Series A Preferred Stock.

     On September 30, 1997, the Company completed construction of its Peru, Illinois TPA production plant and began test operations of its first chemical reactor at that plant. The Company anticipates that it will expend an additional $1.1 million to pay outstanding obligations related to this project. As of September 30, 1997, the Company had commitments to purchase approximately $800,000 in raw materials from two overseas suppliers prior to December 31, 1997. The commitments are denominated in U.S. dollars.

     In 1994, the Company entered into a licensing agreement with a shareholder for the use of patent rights. The licensing agreement requires the Company to pay $7.5 million in cumulative royalties, based on a percentage of future agricultural sales. As of June 30, 1997, no royalties have been paid under this agreement. See Note 13 of "Notes to Consolidated Financial Statements."

     The Company believes that the net proceeds from the sale of Common Stock offered hereby, together with funds generated by operations, will provide adequate cash to fund its anticipated cash needs over the near term.

  SEASONALITY; QUARTERLY RESULTS

     The Company may experience significant fluctuations in future quarterly operating results due to a number of factors, including: (i) the introduction of new products and the market response to those products, (ii) changes in product pricing policies, (iii) changes in the level of marketing and other operating expenses to support future growth, (iv) competitive factors, (v) seasonal trends, (vi) relationships with distributors, (vii) weather patterns and conditions, (viii) changes in demand for fertilizer and herbicide products in the agriculture industry, and (ix) general economic conditions. Consequently, quarterly revenues and operating results may fluctuate significantly, and the Company believes that period-to-period comparisons of results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

     The Company expects sales of its agriculture products to be seasonal, reflecting the purchasing patterns of the agriculture industry, with sales concentrated in the first and fourth calendar quarters. The Company believes that the impact of this seasonality will be mitigated to some extent as sales from its performance chemicals begin to comprise a larger percentage of its total revenues. However, there can be no assurance that either sales from its specialty products will increase as a percentage of total revenues or that such an increase will reduce the impact of seasonality.

RECENT DEVELOPMENTS

     Pursuant to an agreement reached with the 1996 Investors, which modified the terms of their original agreements, the Company will, upon closing of the
Offering: (i) pay the 1996 Investors $12 million in cash out of the proceeds of the Offering; (ii) issue to the 1996 Investors an $11 million principal amount senior note, maturing on the fifth anniversary of its issuance, bearing interest at the rate of 12% per annum, payable-in-kind at the Company's option for the first two years; and (iii) issue to such investors 9,019,531 shares of the Company's Common Stock. In exchange for the foregoing, the 1996 Investors will relinquish their Convertible Subordinated Promissory Notes and related rights and securities acquired by them in the 1996 Financing, including all shares of all series of the Company's preferred stock, royalty interests, shortfall warrants and stock in the Company's Agricultural Technologies, Inc. subsidiary. See "Certain Transactions."

ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" ("EPS"). Implementation of SFAS No. 128 is required for periods ending after December 15, 1997. The standard establishes new methods for computing and presenting EPS and replaces the presentation of primary and fully-diluted EPS with basic and diluted EPS. The new methods under this standard are not expected to have a significant impact on the Company's EPS amounts.

                                    BUSINESS

THE COMPANY

     Donlar is the world leader in the development and marketing of a new family of environmentally friendly and biodegradable specialty polymers, known as thermal polyaspartates ("TPA"). TPA is non-hazardous, non-toxic and hypo-allergenic and has a potentially wide range of applications in agricultural, industrial and consumer markets. Utilizing its proprietary technology, the Company develops and markets new agricultural products that significantly increase the effectiveness of fertilizers and is developing a similar class of products designed to enhance the efficiency of pesticides. In each case, TPA is not absorbed by the plant. In addition, the Company develops products that management believes provide environmentally superior alternatives to certain existing specialty chemicals used in many consumer and industrial applications. Through extensive research and development, the Company has assembled a patent portfolio of over 30 issued patents worldwide that protect the Company's cost efficient production technology, the resulting products and their methods of use. In addition, the Company has entered into strategic alliances and joint development agreements with several companies, including BASF, FMC Corporation and National Starch and Chemical Company, to increase its penetration of both the agricultural and specialty chemicals markets. Management believes that the combination of the Company's commercialization experience with TPA and its portfolio of patents provides a significant competitive advantage in pursuing identified market opportunities.

     The unique aspect of the Company's technology is that TPA can be used effectively in a wide range of applications and is environmentally friendly. This versatility results from TPA's characteristics as a highly active molecule with strong affinity for surfaces, together with a high capacity for holding onto water. As a result of their negative electrostatic charge, TPA products attract or repel particles or surfaces. These key properties make TPA ideal for attracting and collecting nutrients (crop nutrition), concentrating herbicides and insecticides (crop protection), controlling mineral scale (water treatment), inhibiting corrosion (oil field chemicals), acting as a moisture retention agent (superabsorbents), acting as a moisturizer for hair and skin (personal care), preventing dirt particles from reattaching to textile surfaces (laundry detergents) and potentially neutralizing major basic proteins in the human body (allergy relief). While there are well-established products that currently perform these functions in non-agricultural applications, TPA products are readily biodegradable and in many cases provide the same or higher levels of performance than those products. The Company knows of no existing technology that provides benefits comparable to those of the Company's products in agricultural applications.

     The Company's commercialization efforts have focused on its crop nutrition products. To support these efforts, the Company has conducted or commissioned numerous studies and trials on winter wheat over the last three years. These studies have confirmed the efficacy of the Company's AmiSorb(R) brand products. Studies over the last two years on corn and cotton have produced similar results. The purpose of these trials was to assess the efficacy of AmiSorb(R) products under various agronomic conditions. Some of the variables that impact the results of these studies and trials include: usage rate, fertility level, soil type, hybrid type, irrigation vs. non-irrigation and method of application. Results provide the Company with important information enabling it to refine the optimum product usage rate and mode of application. During the most recent growing season, farm field trials on winter wheat were conducted at 56 different locations in 11 states using AmiSorb(R) products. The use of AmiSorb(R) products at the currently recommended rate and application method resulted in increased yields of up to 26 bushels per acre, with an average increase of 8 bushels per acre, or approximately 18%. Initial farm field trials on corn were conducted in 1996 at 61 different locations in 10 states. Results for the trials demonstrated yield increases from the use of AmiSorb(R) products of up to 60 bushels per acre, with an average increase of 12 bushels per acre, or approximately 7%. Results of the 1997 corn season are not available yet, but early assessments indicate yield increases equal to or in excess of the prior year's results. Initial field trials on cotton were also conducted in 1996 at 11 different locations in 4 states and demonstrated yield increases of up to 690 pounds of lint per acre, an average of 368 pounds of lint per acre, or approximately 40%. Results for the 1997 cotton season are not available yet, but early evaluation indicates yield increases similar to those obtained in 1996. All average increases referred to in this paragraph were calculated on a per location basis comparing land plots treated with AmiSorb(R) products to control land plots.

    In addition to its performance characteristics, the value of TPA technology in agricultural applications resides in its environmental friendliness and biodegradability. The use of TPA in these applications is expected to reduce specific environmental concerns, including fertilizer leaching and run-off and accumulation of pesticide residues.

    It has been demonstrated that TPA is an effective and environmentally safe replacement for certain specialty chemical compounds, including polyacrylates, in many performance chemicals applications. Since polyacrylates and many other specialty chemicals are not biodegradable, TPA is an attractive alternative, particularly when used in environmentally sensitive areas. Management estimates that the world market for polyacrylates and other products for which TPA appears to be a viable substitute is approximately $2.2 billion annually.

    In 1996, the United States Environmental Protection Agency ("EPA") awarded the Company the first Presidential Green Chemistry Challenge Award in the small business category for its role in the development, production and application of TPA as a new and environmentally friendly polymer.

COMPETITIVE STRENGTHS

    Management believes that the Company's development to date provides it with a number of unique competitive advantages:

    - COMMERCIALLY VIABLE PRODUCTS. The Company has successfully developed and commercialized products for agricultural and industrial applications. The efficacy of these products has been established in both laboratory and field tests. In addition, the Company's strategic alliances and joint development agreements enhance its ability to increase its penetration of both the agricultural and specialty chemicals markets.

    - ENVIRONMENTALLY FRIENDLY PRODUCTS AND TECHNOLOGY. The Company's products are non-hazardous, non-toxic, hypo-allergenic and readily biodegradable, and the TPA manufacturing process produces no harmful or hazardous waste or emissions. In addition, TPA products are not absorbed by the plants.

    - SIGNIFICANT BARRIERS TO ENTRY. Management believes that its extensive patent portfolio, which covers its proven, cost efficient manufacturing process, as well as its proprietary technology platform provide significant barriers to entry to its potential competitors.

    - EXPERIENCED MANAGEMENT TEAM. The Company's management team has an average of over 25 years experience in the development and marketing of specialty chemicals and agricultural products.

TARGET APPLICATIONS AND STRATEGIES

    The Company's primary objective is to utilize its leadership position in the polyaspartate market to expand its penetration of agricultural and industrial applications of TPA products. With rising pressure on farmers to increase crop yields cost effectively and in an environmentally friendly manner, and continued pressure on industry and consumers to use environmentally friendly products, management believes that there will be strong demand for its TPA products. The Company's commercialization efforts for TPA products will focus on crop nutrition, crop protection and performance chemicals applications. The following provides an overview of these three applications, the key elements of the Company's strategy for each application and the Company's manufacturing and research and development strategies to support these applications.

    Crop Nutrition. The Company's AmiSorb(R) products work by enhancing the uptake of fertilizers and nutrients by agricultural crops. The benefits of this process are earlier crop maturity, increased crop growth, improved crop yield, and noticeable improvement in crop quality. The Company's near-term strategic initiatives will be to:

    - INCREASE AND FOCUS SALES EFFORT. The Company intends to expand significantly its sales force over the near term and focus its efforts on leading distributors. By expanding its sales force the Company will be able to increase the number of its dealer and distributor relationships and better educate the end user about its products. The Company is focusing on a core group of distributors in order to maximize the effectiveness of its selling efforts. Management believes that a key to achieving rapid sales growth will be its ability to educate distributors, dealers and end users about the efficacy, cost-competitiveness and safety of its products.

    - EXPAND TARGET MARKET. While the Company is currently targeting the winter wheat, corn and cotton markets in the U.S., management intends to target numerous other crops, such as soybeans, fruits, vegetables and sorghum, as soon as its sales force reaches the required size to service those markets effectively. In addition, management believes that there are substantial opportunities in international markets, and it intends to continue to pursue strategic alliances with leading international agri-chemical companies to capitalize on these opportunities. The Company recently entered into a five-year cooperation agreement with BASF AG to develop and distribute its crop nutrition products in Europe.

    Crop Protection. The Company is dedicated to developing products that by enhancing the absorption, and therefore the efficiency, of herbicides and insecticides, reduce the overall amount of those chemicals introduced into the environment. To exploit opportunities in this application, the Company will:

    - COMPLETE PRODUCT DEVELOPMENT. The Company plans to continue the development of new crop protection products based on its proprietary polyaspartate technology. Management believes that the Company will be in a position to begin the commercialization process in the near term.

    - PURSUE MARKET OPPORTUNITIES. Management is evaluating several alternatives for commercializing crop protection products. These may include pursuing strategic alliances, joint ventures and licensing agreements as well as establishing a direct sales force. Given the substantial market opportunity, the Company is likely to pursue a number of these alternatives in order to maximize its market penetration.

    Performance Chemicals. The Company markets TPA as a biodegradable substitute for chemicals currently used in water treatment, oil field chemicals, coatings and dispersants, detergents and cleaners, and personal care and superabsorbent applications. Its strategic goals are to:

    - INCREASE MARKET PENETRATION. Management intends to follow a two-fold strategy for marketing and distributing its performance chemicals products that will combine joint ventures and strategic alliances with the development of a direct sales force. Given the unique competitive dynamics and customer base for each target market, management believes that it will require both elements of this strategy to maximize its sales effectiveness and profitability. The Company has already established a development agreement with British Petroleum and distribution agreements with FMC Corporation and National Starch and Chemical Company.

    - EXPAND PRODUCT LINE. While it is currently pursuing the oil field and water treatment markets in the U.S. and Europe, the Company is also in the process of developing additional environmentally friendly TPA products for other markets, such as detergents, personal care, superabsorbents and coatings. Because the Company's existing TPA products have been proven to be as effective as existing polyacrylate and other products, management believes that increasing worldwide pressure on industry and consumers to use environmentally friendly products will produce significant demand for its products in these markets.

    Manufacturing and Research & Development. In support of its application-specific growth strategies, the Company will:

    - ENHANCE RAW MATERIAL POSITION. Management intends to assure itself of a consistent low-cost supply of its key raw material, L-aspartic acid, by constructing an L-aspartic acid manufacturing facility. The Company has, and expects to continue over the near term, purchase contracts with existing suppliers of this key raw material.

    - EXPAND MANUFACTURING CAPABILITIES. To support the Company's growth, the Company will expand its manufacturing facilities with the addition of four chemical reactors to its Peru, Illinois manufacturing facility as demand for its products increases, construct an L-aspartic acid manufacturing facility, and plan for the construction of a liquid process and derivatives plant as new TPA products are developed.

      The Company's manufacturing strategy is based on modular expansion and management believes that this expansion process can be accomplished with no adverse impact on continuing operations.

    - CONTINUE TO DEVELOP INNOVATIVE PRODUCTS. The Company will continue to conduct extensive research and development activity in order to enhance the Company's position as the world leader in TPA technology and new product development.

    The Company has also identified uses for TPA in the pharmaceutical field, and has obtained patent rights to those uses. While the Company has determined that, due to the significant testing and regulatory requirements involved, commercial development in this area will occur at a later stage, it continues to invest in research and development in this area.

COMPANY HISTORY

    Organized in 1990 as Koskan Chemical Company and funded by a series of private financings, the Company was successful in obtaining early patent protection for processes to produce polyaspartates and for several methods of use for that product. The Company recognized that, if produced in commercially economic quantities, polyaspartates could be an efficient replacement for a related class of specialty chemicals known as polyacrylates, as well as other chemicals. In addition, during the course of their early research and development activities, Company researchers discovered that polyaspartates increase crop yields by enhancing nutrient uptake. The Company made the decision to exploit this aspect of TPA chemistry directly in agriculture markets following the determination by the U.S. Environmental Protection Agency that TPA was not subject to regulation under the Federal Insecticide, Fungicide and Rodenticide Act. More recently, the Company discovered that when combined with herbicides or insecticides, the Company's TPA products enhance the efficiency of those chemicals. Therefore, while maintaining required effectiveness, the quantity of herbicide or insecticide can be significantly reduced. Furthermore, preliminary medical research has indicated that TPA can be used in pharmaceutical applications. In 1997, the Company acquired two patents covering use of polyaspartates as potential asthma and allergy treatments.

AGRICULTURAL APPLICATIONS

INDUSTRY OVERVIEW

    Background. Long-term demand for fertilizers, herbicides and insecticides is driven primarily by demand for worldwide grain production, which is closely correlated to world population growth. The world population is forecasted to increase from 5.8 billion people in 1997 to over 6.6 billion people by 2007. Rising world populations, along with rising income levels, will necessitate higher grain production. The need to increase grain production will be further accelerated by the current low levels of global grain stocks, which are at their second lowest level in 40 years. In the absence of significant additional arable land for planting, increased emphasis will be placed on more intensive farming practices. These practices are increasingly dependent upon high-technology, science-based agriculture.

    North America, China and Europe are the major grain producers in the world and account for the largest share of world fertilizer consumption. World consumption of fertilizers in 1996 was over 141 million tons, with the U.S. representing approximately 22 million tons, or 16% of the total. Fertilizers enhance the fertility of soil by replacing essential nutrients that are absorbed from soil by crops. The three primary nutrients that are essential to plant growth are nitrogen, potash and phosphate. Fertilizers must be applied each year because virtually all of their nutritional value to crops is consumed or lost during each growing season.

    In addition to applying fertilizers to enhance crop yields, farmers also apply significant amounts of pesticides, which include herbicides, insecticides, fungicides and nematocides, to protect their crops from the damage caused by weeds and insects. Worldwide sales of pesticides were approximately $32 billion in 1996. The products that have been the most successful in gaining market share have principally been the newer, more environmentally friendly and efficacious products.

    Environmental Aspects. Because substantial amounts of fertilizer applied to crops are not used by those crops, those unused nutrients make their way into watersheds. As a result, supplies of potable water become contaminated. These fertilizers also cause accelerated algae growth in those watersheds, leading to low oxygen levels in the water. Several state and local regulatory authorities have instituted or proposed limitations on the use of certain fertilizers in identified geographic areas. In addition, the build-up of pesticide residues is a serious environmental problem associated with the agricultural industry. The use of TPA in agricultural applications promises to reduce these significant environmental problems.

CROP NUTRITION

     Nutrient use efficiency is a critical issue in agricultural economics, as is the environmental impact created by unutilized nutrients. TPA products are applied with fertilizer, requiring no significant change to current farming practices. The Company has been able to demonstrate that TPA has the ability to enhance the uptake of macro and micronutrients, enabling plants to use more of the available nutrients, mature earlier and produce higher yields. Studies conducted by major U.S. universities and crop consultants and actual farm applications have shown that TPA is effective as a nutrient absorption enhancer in a wide variety of crops, including winter wheat, corn, cotton, soybeans, sorghum, peppers, tomatoes, and lettuce. In addition, because the use of TPA in conjunction with fertilizer results in increased uptake of that fertilizer by crops, less fertilizer remains in the soil. As a result, less fertilizer leaches into watersheds and less contamination occurs.

     The first polyaspartate product introduced by the Company for agricultural application is based on the active ingredient called Carpramid. Carpramid defines specific TPA formulations related to molecular weight and physical and chemical properties. Carpramid is commercialized in two forms, a liquid product sold under the AmiSorb(R) trade name and AmiSorb(R) 10G, a granular formulation. These products are formulated for use on winter wheat, corn and cotton. In the future, the Company plans to vary the molecular weight or other physical and chemical properties of its products for use on additional crops.

     PRODUCT CHEMISTRY

     The mobility and availability of nutrients (fertilizers) applied to the soil are determined by soil type (sand, clay, loams, etc.), moisture, pH and other conditions. In general, fertilizer is not a very efficient crop input, as plants are inefficient users of fertilizer. Typically, plants utilize only 50%-60% of nitrogen and only 40%-50% of phosphate and potash.

     TPA works by attracting nutrients and facilitating their conveyance to the plant's root system. TPA is characterized by a highly negative charged polymer chain and a high capacity (10 to 20 times higher than most soils) to attract positive charged ions. When TPA is applied with liquid fertilizers or in the proximity of dissolving solid fertilizers in the soil, it acts "like a magnet" to quickly attract nutrients made up of positive charged ions, including potassium, ammonium, calcium, magnesium, zinc, manganese, and iron. Once it has attracted a layer of positive charged ions, TPA is also able to attract nutrients made up of negative charged anions such as phosphates, nitrates, chlorides, and sulfates. This process, known as ionic double layering, creates zones of nutrient concentration higher than those in the surrounding soil. These reservoirs of high nutrient concentration provide an enhanced supply of nutrients to the plant.

     TARGETED CROPS

     In order to maximize the effectiveness of its initial commercialization efforts, the Company is concentrating on three of the country's largest crops in terms of acres planted. For a full description of the field trials discussed below, see "Business -- The Company."

     Winter Wheat. The Company has targeted winter wheat as one of the initial crops for its marketing efforts because it represents the world's largest, and the United States' second largest, agricultural product in terms of planted acres, with approximately 570 million acres of winter wheat planted worldwide in 1996, of which 57 million acres was planted in the U.S. During the most recent growing season, farm field trials on winter wheat were conducted at 56 different locations in 11 states using AmiSorb products. The use of AmiSorb products at the currently recommended rate and application method resulted in increased yields of up to 26 bushels per acre, with an average increase of 8 bushels per acre, or approximately 18%. The Company's first commercial sales for a winter wheat crop planting season (Fall 1996-Spring 1997) consisted of 50,000 gallons to 200 end users, covering 150,000 acres of winter wheat. Donlar has initially targeted its sales efforts on 12 states that represent nearly 80% of total U.S. acres of winter wheat planted.

                [Insert Bar Graph Showing Winter Wheat Results]

     Corn. The second primary crop targeted by the Company is corn. Corn is the world's third largest, and the United States' largest, agricultural product in terms of acres planted, with 350 million acres of corn planted worldwide in 1996, of which 73 million acres were planted in the U.S. Initial farm field trials on corn were conducted in 1996 at 61 different locations in 10 states. Results for the trials demonstrated yield increases from the use of AmiSorb products of up to 60 bushels per acre, with an average increase of 12 bushels per acre, or 7%. Results of the 1997 corn season are not available yet, but early assessments indicate yield increases equal to or in excess of the prior year's results.

                    [Insert Bar Graph Showing Corn Results]

     Cotton. The third primary crop targeted by the Company is cotton. Cotton is the world's fifth largest, and the United States' fourth largest, agricultural product in terms of acres planted, with 88 million acres of cotton planted worldwide in 1996, of which 16 million acres was planted in the U.S. Initial field trials on cotton were conducted in 1996 at 11 different locations in 4 states and demonstrated yield increases of up to 690 pounds of lint per acre, an average of 368 pounds of lint per acre, or approximately 40%. Results for the 1997 cotton season are not available yet, but early evaluation indicates yield increases similar to those obtained in 1996.

                   [Insert Bar Graph Showing Cotton Results]

     Other Crops. The effects of TPA on many other crops, including soybeans, sorghum, vegetables, trees and vines, have been and will continue to be tested. Initial test results with each of these crops have shown yield improvement and potential economic returns similar to or higher than those resulting from the use of AmiSorb(R) products on winter wheat, corn and cotton. Initial commercialization efforts with respect to these crop applications are in progress. However, full commercialization in any of these areas is not expected to begin before 2000.

     SALES AND DISTRIBUTION

     The Company has positioned its products as new agricultural inputs that provide significantly increased returns to growers. The Company believes that successful trial usage and word-of-mouth endorsement by innovative growers, in conjunction with marketing support from the Company, will be key factors in its ability to successfully achieve rapid market acceptance of its products. Management believes that the optimal method for achieving its domestic sales strategy is to develop a direct sales force that will market and sell its products to agricultural distributors and dealers, in part through education of these parties and end users. In international markets, the Company has determined to rely on strategic alliances with major international agricultural distributors.

     North America. The Company currently markets and sells its AmiSorb(R) products through agricultural distributors and dealers. Distributors include cooperatives, as well as national and regional distributors. Many of these distributors sell through their own retail outlets as well as to independent dealers. There are approximately 10,000 to 15,000 agricultural dealers in the United States, including cooperatives. The Company currently plans to focus its sales efforts on 10 to 14 distributors, with a combined customer base of approximately 3,200 dealers, that have a reputation for being leaders in marketing innovative and value-added specialty products.

     In the U.S., the Company has established a sales force of nine salespersons organized into four geographical regions. By the first quarter of 1998, the Company expects to increase its U.S. sales force to 18 salespersons. The Company is also in the process of forming a Mexican subsidiary for the purpose of marketing and selling its AmiSorb(R) products in Mexico. The Company currently sells products in Mexico through a major international distributor. In addition, the Company is conducting marketing and product registration studies in the Canadian market.

     International. Although the Company's focus in the near term is the North American agricultural market, the Company is in the process of developing its substantial international market opportunities. The Company plans to target areas where there is significant pressure to produce higher crop yields due to a limited availability of arable land. Management believes that market entry into these countries may be most effectively pursued through strategic alliances with existing agricultural companies. In order to pursue international opportunities, the Company intends to establish a European sales office to manage activities for that agricultural area.

     In April, 1997, the Company entered into a five-year agreement with BASF AG providing for BASF to conduct agricultural field trials of its AmiSorb(R) products in various regions of Europe beginning in 1997. Subject to satisfactory commercial feasibility studies, BASF will be entitled to act as the exclusive distributor of AmiSorb(R) products on a region-by-region basis throughout Europe. Other regions of the world will be handled on a case-by-case basis.

CROP PROTECTION

     The Company has identified another major use for its TPA technology in the rapidly changing crop protection industry. The worldwide crop protection market reached record sales of $32 billion in 1996. North America, which is the largest market for pesticides (herbicides, insecticides, fungicides and nematocides), represents close to $10 billion of this total and grew by approximately 6.5% in 1996. Europe represents the second largest market for pesticides with 1996 sales of approximately $9 billion. Most of the growth in this industry can be attributed to the introduction of new products. In response to increasing public and governmental pressure to reduce or even eliminate the use of certain pesticides known to be serious pollutants, the pesticide industry is seeking to develop more environmentally friendly products.

     The Company has conducted preliminary field and laboratory tests indicating that certain variations of TPA enhance the absorption, and therefore the efficiency, of insecticides and herbicides. The potential to significantly reduce the application levels of both herbicides and insecticides promises reduction of the overall amount of these chemicals introduced into the environment.

     The Company was recently granted two U.S. patents covering methods of use of certain polyaspartates that result in an increase in the uptake of herbicides and insecticides. The Company expects these patents, together with a continued research and development effort, to provide a framework for its proprietary polyaspartate technology to bring to market a new class of crop protection products. Preliminary university and field studies on both corn and soybeans have shown no deleterious effect to crop production and fertility, while maintaining weed control at reduced pesticide usage rates. The Company believes that the mechanisms involved are similar to those evidenced in the crop nutrition area and support the commercialization of crop protection products incorporating the characteristics of weed and insect control, lower levels of active ingredients, reduced environmental impact and equal or lower costs to the end-user. The Company is conducting further tests to corroborate the manner in which TPA enhances the uptake of herbicides and insecticides and believes it will be in a position to begin commercializing products in the near term.

     SALES AND DISTRIBUTION

     Management is evaluating several alternatives for commercializing crop protection products. These include pursuing strategic alliances, joint ventures and licensing agreements, as well as establishing a direct sales force. Given the substantial market opportunity, the Company is likely to pursue a number of these alternatives in order to maximize its market penetration. The Company's objective at this time is to evolve the present knowledge into a viable business opportunity based on economic and environmental benefits.

PERFORMANCE CHEMICALS APPLICATIONS

     TPA has been demonstrated to be an effective and environmentally safe replacement for certain specialty chemical compounds, including polyacrylates, in many performance chemicals applications. Laboratory studies have shown that TPA products are readily biodegradable. Since polyacrylates and many other specialty chemicals are not biodegradable, TPA is an attractive alternative, particularly when used in environmentally sensitive areas. It is estimated that the world market for polyacrylates and other products for which TPA appears to be a viable substitute exceeds $2.2 billion annually.

     PRODUCT CHEMISTRY

     As a result of its negative charge, TPA has the power to attract and hold, or to repel. These properties can be modified by varying the length of the polymer chain. TPA's ability to attract and hold is very useful in managing the scaling effects of calcium and magnesium salts that are present in essentially all water. This is commonly known as "water hardness." The ability to repel is useful in keeping particles suspended and is valuable in providing dispersing or suspending properties to particles in applications such as paints and pigments. The polymer chain can also be made into a gel that has the ability to hold water like a sponge. The water absorption effect of TPA is dramatic in that it can hold nearly 100 times its own weight in water. While other specialty chemicals exhibit similar properties, the key to the value of TPA as an alternative to those chemicals is that TPA breaks down harmlessly in the environment after performing its functions.

     TARGET APPLICATIONS

     Donlar has initially identified six distinct specialty chemicals markets for application of its TPA technology. These markets are water treatment, oil field chemicals, superabsorbents, personal care, coatings and dispersants, and detergents and cleaners. The Company's products can be formulated with varying molecular weights in order to specifically serve each target market.

     Water Treatment. Water hardness is a major problem for applications involving large quantities of water used for cooling, such as industrial or commercial cooling towers. The natural evaporation of the water causes the calcium and magnesium to increase in concentration, eventually adhering to the cooling surfaces and inhibiting heat transfer, clogging pipes, and causing corrosion. The same effect is seen when large quantities of water are pumped or transferred through pipes, such as in mining operations. TPA is an ideal compound for scale and corrosion inhibition and dispersancy for many industrial water treatment applications. In Company conducted tests, Donlar's TPA products have demonstrated significant performance improvements in scale inhibition compared to commonly used polyacrylates. Working with Henkel Corporation, the Company has established the first commercial specialty chemical application for TPA, scale inhibition for pipes and pumps used to pump seepage and drilling water out of abandoned mines in Germany. TPA is the only product known to the Company that fulfills the region's requirement for an environmentally friendly product that can be discharged directly into the waterways.

     Current competing water treatment formulations include polyacrylates as scale inhibitors, but also require the addition of other compounds as corrosion inhibitors. Because TPA performs both functions, management believes that it will be a cost effective and biodegradable replacement for existing water treatment formulations. Management estimates that the current water treatment market for polyacrylates and other products for which TPA appears to be a viable substitute exceeds $250 million annually worldwide.

     Oil Field Chemicals. In off-shore secondary oil recovery operations, sea water is pumped into the oil field to increase oil production. However, sea water both corrodes and causes scale to accumulate on the inside surface of the water injection pipes. TPA's capacity to simultaneously act as both a scale and corrosion inhibitor make it ideally suited as a biodegradable replacement for currently used polyacrylate-based compounds in this application. Management estimates that the current market for polyacrylates in oil production is currently 800 million pounds per year, for an approximate worldwide market size of $350 million.

     British Petroleum is expected shortly to commence testing of the Company's TPA product as a scale and corrosion inhibitor on one of its oil platforms in the North Sea. Management estimates that usage of current scale and corrosion inhibitors in the North Sea alone exceeds 50 million pounds per year.

     Superabsorbents. TPA is a highly effective superabsorbent that can be used as a biodegradable, substitute for polyacrylates. Management estimates that the current worldwide market for polyacrylates used in superabsorbents is $1.3 billion. There are four large and growing superabsorbents markets: baby diapers, adult incontinence products, feminine hygiene and other markets such as cat litter, landfill liners, moisture control in the cable and packaging industries and fire fighting. Molnlycke, AB, one of Europe's largest manufacturers of diapers is currently testing the Company's TPA products in superabsorbent applications.

     Personal Care. Certain TPA products provide enhanced performance characteristics when used in hair care, cosmetics and skin care products, without negative environmental impact. These characteristics include conditioning, antistatic properties, increased hair volume, anti-irritancy, humectancy, water proofing and foam stability. The Company estimates a market potential for TPA products in personal care of approximately $80 million annually worldwide.

     Coatings and Dispersants. TPA products are also well suited to improve suspension properties of small particles in a variety of coatings and dispersants applications. These properties are important in paints, pigments, food concentrates, toothpaste, pesticide blends and drilling muds used in oil recovery operations. Because of its biodegradability, TPA is an attractive alternative to compounds currently serving this market. Management estimates that the market for polyacrylates in these applications is $50 million annually worldwide.

     Detergents and Cleaners. TPA products act as encrustation inhibitors and anti-redeposition agents in detergent applications. TPA is comparable in performance to polyacrylates in these applications, with the added benefit of being biodegradable. The Company is developing a manufacturing process that will make TPA cost-competitive with polyacrylates, while at the same time meeting the required color and other formulation standards demanded by detergent companies. Management estimates that the current market for polyacrylates in detergent applications is in excess of $200 million annually worldwide.

     With respect to superabsorbents, personal care, coatings and dispersants and detergents and cleaners, the Company will be unable to undertake large scale commercialization efforts prior to constructing a liquid process and derivatives plant for the production of those products. The Company will require additional sources of funding in order to construct such a plant and, if such funding is available on commercially attractive terms and the Company's research and development efforts continue to show positive results, the Company may undertake to construct such a plant in the foreseeable future. In the absence of such funding or positive research results, the Company will not fully commercialize products for these applications over the near term.

     SALES AND DISTRIBUTION

     The Company's primary marketing and distribution strategy for performance chemicals is to develop strategic alliances with major international enterprises having marketing and distribution strength in each of the Company's potential market sectors. In addition, the Company may selectively undertake direct sales efforts to maximize market opportunities on a market-by-market basis.

     In 1993, the Company entered into a development agreement with BP Exploration Operating Company Limited ("BPX"), an affiliate of British Petroleum, pursuant to which BPX will evaluate TPA products in the control of scale and corrosion in oil pipelines. Under the terms of this agreement, BPX will be entitled to a nonexclusive, royalty-free worldwide license for use of the TPA products in that application, and Donlar will be the exclusive supplier of BPX's requirements of those products. This agreement expired by its terms in February 1997, but the parties continue to operate under this agreement pending execution of a new agreement, identical in its terms.

     In 1996, the Company granted to FMC Corporation (UK) Limited an exclusive right to distribute TPA products in the oil field industry for use as a corrosion and scale inhibitor. In order to maintain its exclusivity, FMC is required to purchase increasing minimum annual quantities of TPA product from the Company. FMC Corporation currently has a major presence in the oil field chemical service business (particularly in the environmentally sensitive North Sea region), supplying an extensive line of products to key oil field chemical service companies.

     The Company entered into joint technology development and distribution agreements with National Starch and Chemical Company ("National Starch") in 1996 to provide for joint research and development activities as well as distribution of TPA products. Under the terms of these agreements, the Company has granted National Starch exclusive rights with regard to TPA product derivatives in cosmetics, paper, adhesives, textile pre-treatment, water treatment/corrosion control, industrial dispersants, detergents, cleaning products for industry and institutions and industrial dispersants, while the parties share rights to TPA product derivates in the pharmaceuticals field. Donlar has reserved the fields of agriculture, superabsorbents and oil field chemicals from the provisions of these agreements. The parties will jointly own and use technology developed by them under the agreements in return for cross-royalty payments. Donlar is to be the exclusive supplier of TPA products to National Starch for its sales in these fields.

PHARMACEUTICAL APPLICATIONS

     Medical researchers have identified pharmaceutical applications for polyaspartates ranging from blood plasma substitutes to allergy and asthma treatments to antibiotic extenders. Dr. Gerald Gleich, Professor of Immunology and Medicine at the Mayo Medical School in Rochester, Minnesota, recently was granted two patents relating to the use of polyaspartates in the treatment of a wide variety of allergic conditions. In an effort to expedite research and development and possible subsequent commercialization of TPA in pharmaceutical applications, the Company and Dr. Gleich entered into an agreement whereby the Company purchased these patents and named Dr. Gleich as Vice President of Research of its subsidiary, Donlar Pharmaceuticals Corporation. In return for those patents, Dr. Gleich was granted a 10% equity interest in Donlar Pharmaceutical Corporation and the right to receive royalties, at rates ranging from 0.5% to 2.0%, on sales of products based on those patents, to a maximum aggregate of $10 million. Dr. Gleich's research has shown that polyaspartates neutralize the major basic protein that is believed to be the primary cause for development of allergic reactions resulting in asthma, hay fever, conjunctivitis, and other conditions. Initial animal studies have demonstrated the ability of polyaspartates to inhibit the onset of these allergic reactions. The Company is currently funding toxicology studies of TPA necessary to apply for Food and Drug Administration Phase I clinical testing. The Company expects to expend as much as $2 million to $3 million over the next several years to reach this stage of research. Because of the extensive regulatory process involved, the Company does not foresee commercialization of its TPA products for pharmaceutical purposes over the near term.

RAW MATERIALS

     The principal raw material in the Company's TPA products is L-aspartic acid. There are a limited number of suppliers worldwide and substantially all of the commercially available L-aspartic acid is produced by non-domestic sources. The sources of substantially all of the L-aspartic acid used by the Company are in the People's Republic of China. The Company forward purchases L-aspartic acid from these sources in order to ensure a stable supply over the near term. Based on management's estimates of the Company's increased production of polyaspartate products over the foreseeable future, management believes that its requirements for L-aspartic acid will outstrip the world merchant supply by the year 2000.

     The Company intends to utilize approximately $25 million of the proceeds of the Offering to construct an L-aspartic acid manufacturing facility, to be located on its Peru site. The Company intends to thereby ensure itself of a captive supply of this key raw material at a lower cost and in sufficient quantities to meet its anticipated requirements. The Company anticipates that this facility will be capable of producing 47 million pounds of L-aspartic acid annually. The Company expects to break ground for this facility by late 1998, to complete the facility in 2000 and to begin full scale production at this facility in 2001. There are a number of proven technologies for the production of L-aspartic acid, all of which are proprietary to industrial manufacturers. The Company expects to license one of these production technologies for this plant's operations. Management believes that it will be able to do so on economically acceptable terms and is currently in discussions with manufacturers concerning such licensing arrangements.

     Once this L-aspartic acid plant is completed, the Company will have to provide for a stable supply of maleic anhydride, a basic raw material in the manufacture of L-aspartic acid. There are a number of suppliers of maleic anhydride worldwide and the Company is currently in discussions with several of these suppliers. The production of L-aspartic acid from maleic anhydride involves the conversion of maleic anhydride to fumaric acid as a first step. Subsequently, fumaric acid is converted to aspartic acid via an enzymatic process.

The production of L-aspartic acid will require the construction of a simple waste treatment facility involving readily available equipment.

PROCESS

     The Company's TPA products are manufactured using the following patented process.

--------------------------------------------------------------------------------------------------------------

        --------------                   -------------------                   -----------------------
          L-aspartic         Heat          Polysuccinimide     Base chemical     Polyaspartate (TPA)
             acid         ---------->      (intermediate)        --------->      (10%-60% solution)
        --------------                   -------------------                   -----------------------
                                                                   Water
--------------------------------------------------------------------------------------------------------------

     In the Company's patented continuous process, L-aspartic acid is conveyed as a powder to a thin film cascading reactor where heat is applied, yielding an intermediate compound called polysuccinimide. In this step, water vapor, the only by-product of the TPA manufacturing process, is produced. Polysuccinimide is then mixed with water and a base chemical, such as sodium hydroxide or potassium hydroxide. The finished or final product is a liquid solution containing between 10% and 60% active sodium polyaspartate (TPA). Because there are no hazardous emissions from this process or from the Company's current manufacturing facilities, the need for any waste treatment facility is eliminated.

MANUFACTURING AND FACILITIES

     The Company's headquarters, located in Bedford Park, Illinois, consists of approximately 11,000 square feet of office and laboratory space, and the pilot plant described below. This property is leased by the Company from the Illinois Institute of Technology (the "Landlord"). The Company's lease for this facility expired in July 1997. The Company is currently negotiating with the Landlord for a new lease and, until execution of such a lease, the Landlord is extending the expired lease on a month-to-month basis.

     The Company currently operates a pilot plant at its headquarters for the production of TPA products. The pilot plant has the capacity to produce 13 million pounds of polyaspartate products annually, an amount sufficient for the development and testing of such products, but not sufficient to meet anticipated production requirements over the near term.

     To meet its projected production requirements for TPA, the Company has constructed a polyaspartate manufacturing facility in Peru, Illinois on a 40 acre parcel purchased by the Company in 1996. This 50,000 square foot facility currently contains one chemical reactor, which is designed to produce 30 million pounds of polyaspartate products annually. The facility is large enough to accommodate five such reactors and the Company anticipates adding the other four reactors serially over the next several years as demand for its products increases. This expansion process is essentially modular and is not expected to involve substantial engineering or technical expenses or delays. The facility is currently undergoing break-in and ramp-up leading to full operational activity (80% of maximum capacity) for its one installed chemical reactor, which is anticipated to be achieved by April 1, 1998. The Peru, Illinois parcel is sufficient in size to accommodate the Company's planned L-aspartic acid manufacturing facility. The Company has an option to purchase an 80 acre parcel contiguous to its current parcel. The Peru facility is strategically located near barge, rail and road transportation facilities.

     The Company leases warehouse space in strategic locations in Texas, Arizona, Kansas, Florida and Indiana in order to provide its customers with a proximate supply of the Company's products. In addition, the Company has allocated space on its Peru, Illinois parcel for the construction of a liquid process and derivatives plant, the completion of which will be necessary in order to enable the Company to fully commercialize products for certain performance chemical applications. This plant has yet to be designed, and the Company will require additional financing in order to construct this plant.

COMPETITION

     In agricultural applications, TPA provides the end user with what the Company believes to be a unique ability to realize improved economic returns through the use of an environmentally friendly product, without the use of genetic engineering or other similar techniques. However, competition in the agricultural industry is intense. Competitors include major chemical and pharmaceutical companies, as well as specialized biotechnology firms. Many of these companies have considerably greater financial, technical and marketing resources than the Company. In addition, universities and public and private research organizations may develop competing technologies. However, the Company knows of no existing technology that provides comparable benefits to agricultural end users, and believes that its extensive portfolio of agricultural patents provides a significant barrier to entry by potential competitors.

     In the performance chemicals field, the Company's TPA products compete primarily with polyacrylates, the major producers of which are BASF and Rohm & Haas. The Company believes that its TPA products currently are cost effective substitutes for polyacrylates in oil field chemical and personal care applications, in which the Company's products exhibit equal or superior performance characteristics and also are environmentally friendly. However, the Company will have to substantially lower its costs of production to be competitive with polyacrylates in detergents and superabsorbents. The Company believes it can substantially lower its production costs by constructing a facility for the production of L-aspartic acid. The Company's patents do not cover all possible applications of TPA in the specialty chemicals field. There can be no assurance that a competitor will not develop patents on one or more methods of use that will foreclose or limit the Company from introducing its TPA products in a particular area of application, including those applications that it has targeted for commercialization.

RESEARCH AND DEVELOPMENT

     The Company's research and development department, consisting of 22 chemists and chemical engineers, including 9 Ph.D.'s and 10 others holding advanced degrees, is organized into four groups as follows:

     Corporate Research is responsible for developing new polyaspartate technology and products as well as the processes to make them. These new technology platforms include copolymers and derivatives. Additional responsibilities of the Corporate Research group include the identification and development of new raw materials and their sourcing.

     The Pilot Plant Group is responsible for evaluating the commercial viability and practicability of research laboratory developments on a commercial production scale and scaling-up laboratory processes to a commercial level.

     Two Applications Development Groups, one dedicated to the Company's agricultural markets, and the other to the performance chemicals field, are responsible for testing the efficacy in particular end uses of the technologies developed by the other groups. The agricultural group evaluates the efficacy of the Company's agricultural products in new applications. The performance chemicals group simulates real world processes and tests the efficacy of the Company's products against existing products.

PATENTS

     The Company's TPA technology is protected through a family of patents and a broad base of proprietary know-how. Donlar's United States patent portfolio includes 26 issued patents, Notices of Allowance of Patentability for 3 additional patents, and 12 patents pending or in the process of being filed. The Company holds 8 foreign patents and has numerous foreign patents pending or in the process of being filed. These patents relate to the Company's manufacturing techniques, composition of matter, and methods of use. Patents begin to expire in the years 2008-2011. Donlar intends to continue to invest in research necessary to extend and protect its patent portfolio.

     The Company holds several different manufacturing and process-related patents regarding polyaspartates. These include, but are not limited to, processes involving a variety of starting raw materials, such as L-aspartic acid and maleic anhydride, in both dry and solution processes, and with and without catalysts. The Company's first patent was also the first U.S. issued patent covering the production of a synthetic protein on a large scale or commodity basis. The Company holds patents that specifically describe the composition of polyaspartates, including specific structure and including its various salts, within a wide range of molecular weights.

     Method of use patents that pertain to performance chemicals include dispersion and inhibition of mineral and metal oxide particulates in water-borne systems used by the municipal and industrial process industry and oil and gas production, as well as related applications found in detergents, personal care and cosmetics, dispersants and pulp and paper making. Also included are technologies that relate to the inhibition of corrosion of various metals, representing the first use of a water-soluble polymer in typical water treatment applications, and environmentally friendly superabsorbents for baby diapers, adult incontinence products, medical fluids use, spill pickup and fire fighting agents.

     The Company holds several patents for various polyaspartates in the field of agriculture, both in crop nutrition and crop protection. The crop nutrition patents cover most plants, including grain and row crops, vegetables, fruits, trees and ornamentals and methods, such as nutrient and seed coatings. The crop protection patents cover all major classes of herbicides and insecticides.

     The Company's joint development agreement with British Petroleum Co. Ltd. ("BP") provides that the Company will be the assignee for all technologies developed in conjunction with BP in the water treatment area, including corrosion inhibition and the formation of monomolecular films. Under its joint development agreement with National Starch, National Starch owns all intellectual property rights with respect to TPA product derivatives in the fields of cosmetics, adhesives, textile pre-treatment, water treatment/corrosion control, industrial dispersants, detergents and cleaning products for industries and institutions, while the Company retains such rights and in the fields of agriculture, oil field chemicals, superabsorbents. However, the parties cross-license all such intellectual property rights. The Company and National Starch share rights with respect to TPA product derivatives in the pharmaceutical field.

GOVERNMENT REGULATION

     All of the Company's products are registered, as all chemicals must be, with the U.S. Environmental Protection Agency ("EPA") under the federal Toxic Substances Control Act. However, EPA has determined that the Company's crop nutrition products are not subject to regulation under the Federal Insecticide, Fungicide and Rodenticide Act.

     The Company's crop nutrition products are subject to approval by state agricultural agencies prior to their distribution in the applicable state. The Company has obtained approvals for such products from 45 states. Among the states from which it has not received approval are California, Iowa and Mississippi. The Company's performance data regarding its crop nutrition products is currently under review by the agricultural agencies of such states, and the Company knows of no reason why such approvals will not be granted once sufficient data has been reviewed by the applicable agencies. As new crop nutrition products are developed by the Company, such products may require additional review and approval from state agricultural agencies. This process takes up to three years.

     Each foreign jurisdiction in which the Company anticipates marketing its products maintains its own regulatory requirements governing the sale and use of products such as those produced by the Company. The Company intends to rely to a large degree on its strategic alliance partners to evaluate and effect compliance with applicable regulations. In connection with its current European marketing activities, the Company is relying on BASF to provide these services.

     As the Company develops new formulations for its TPA products and combines its TPA products with other products, such as herbicides and insecticides, those products may become subject to additional review and approval requirements by domestic and international regulatory authorities. However, the Company might benefit from increased governmental regulation. Increased regulation of fertilizers could benefit the Company, as the Company's AmiSorb(R) products cause less fertilizer to remain in the soil, and increased regulation of pesticides could benefit the Company, as the Company's products hold the prospect of reducing the need for high volumes of pesticide.

EMPLOYEES

     As of September 30, 1997, the Company had 56 full-time employees. These include 27 full-time executive, sales and administrative employees, 20 full-time research and development employees, and 9 full-time production employees. The Company anticipates that its total number of employees will increase to approximately 100 during fiscal year 1998, primarily as a result of bringing its polyaspartate production facility on line and increasing commercialization of its products. The Company's employees are not represented under any collective bargaining agreement.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The Company's executive officers, directors and key employees and their respective ages and positions as of September 30, 1997 are as follows:

EXECUTIVE OFFICERS AND DIRECTORS

           NAME                AGE                            POSITION
           ----                ---                            --------
Larry P. Koskan............    54     Chief Executive Officer, President and Chairman of the
                                      Board

Bernardo N. Rico...........    57     Executive Vice President, Secretary and Director

Gerald E. Noonan...........    52     Vice President, Finance, Chief Financial Officer and
                                      Treasurer

Robert P. Pietrangelo......    56     President, Performance Chemicals Division

Joseph F. Prochaska........    51     President, Agricultural Products Division

Robert W. Cooper(1)(2).....    68     Director

Daniel M. Gill(2)..........    33     Director

Richard C. Lee(1)(2).......    47     Director

Dr. Robert G. Martin(2)....    55     Director

Dr. Donald R. Sanders(1)...    48     Director

John R. Willis.............    48     Director

------------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Larry P. Koskan, the Company's founder, has served as a director, President and Chief Executive Officer since its inception, and as Chairman of the Board since 1992. Prior to founding the Company, Mr. Koskan held several research and development and manufacturing positions during a 23 year career with Nalco Chemical Company ("Nalco"). As Corporate Research Development Director for Nalco, his duties included establishing large-volume market opportunities for innovative, specialty polymers. He also served as Vice President of Research and Development of Nalco's Water and Waste Treatment Division. Mr. Koskan holds a B.S. in Education and Chemistry from the University of Kansas and an M.S. in Organic Chemistry from Loyola University of Chicago and is the inventor or co-inventor of over 20 U.S. patents.

     Bernardo N. Rico joined the Company as Vice President of Sales and Marketing in February 1993. In May 1993 he was elected a director, in September 1994 was appointed Executive Vice President and in 1995 was appointed Secretary. Prior to joining the Company, Mr. Rico worked for Nalco for 23 years and held various sales, marketing and management positions, including assignments in Japan and as General Manager of Nalco's affiliate in Mexico (NalcoMex). Mr. Rico holds a B.S. in Chemistry from the University of Madrid, Spain and an M.S. in Environmental Engineering from Purdue University, where he was a Fulbright Scholar.

     Gerald E. Noonan joined the Company in April 1997 as Vice President Finance and Administration and Treasurer and, in September 1997, was named Chief Financial Officer. Prior to joining the Company,

Mr. Noonan was Vice President Finance of the National Accounts Division of ProSource Distribution Services, Inc., formerly a division of The Martin-Brower Company. Prior to joining The Martin-Brower Company in 1984 as its controller, Mr. Noonan was with Price Waterhouse for 10 years, where he was a senior audit manager. Mr. Noonan has a B.S. in Accounting from Quincy University and is a Certified Public Accountant.

     Robert P. Pietrangelo joined the Company in April 1997 as Vice President, Sales and Marketing of the Company's Performance Chemicals Division. Prior to joining the Company, Mr. Pietrangelo held various management positions in the performance chemicals industry, including marketing manager with CPS Chemical, and Strategic Business Unit Manager with Rohm & Haas Company. Mr. Pietrangelo has a B.A. in Chemistry and Mathematics from LaSalle University and an M.B.A. in Marketing and Finance from Drexel University.

     Joseph F. Prochaska joined the Company in June 1997 as Senior Vice President of the Company's Agricultural Products Division and, in October 1997, was named President of that division. Prior to joining the Company, Mr. Prochaska was President and Chief Executive Officer of Willmar Manufacturing, a manufacturer of agricultural application equipment. Prior to that time, Mr. Prochaska held various sales and marketing positions with Ciba-Geigy Corp. Mr. Prochaska has a B.S. in Forestry/Agriculture from Michigan State University, an M.B.A. from Capital University and an M.A. in Management from Claremont Graduate School.

     Robert W. Cooper has served as a director since June 1992. He is a principal of Cooper-Pruyn Architects, Ltd., and President and Chief Executive Officer of R.W. Cooper and Associates, a company providing engineering and management services to the food processing, chemical and building materials industries. Mr. Cooper is a Registered Professional Engineer in Illinois and is a member of ASCE and the Illinois Society of Professional Engineers.

     Daniel M. Gill has served as a director of the Company since August 1996. Mr. Gill is a founder and Managing Director of Willis Stein & Partners, L.P. Prior to founding Willis Stein, Mr. Gill served as Managing Director of Continental Illinois Venture Corporation from 1989 through 1994. From 1986 through 1988, Mr. Gill worked in the Corporate Finance Department of Kidder, Peabody & Co., Incorporated. Mr. Gill also serves as a Director of Racing Champions Corporation and a number of privately held companies. Mr. Gill received an M.B.A. from the University of Chicago Graduate School of Business and holds a B.A. degree in Economics from Bucknell University.

     Richard C. Lee has served as a director since June 1992. He is President of Affiliated Steam Equipment Company, a manufacturer, representative and distributor of steam related industrial heating and processing equipment. Mr. Lee is the past President of the Chemical Equipment Sales Engineers Association of Chicago and the acting President of the Alsip, Illinois Industrial District Association. Mr. Lee holds a B.S. in Business Administration from Carthage College in Kenosha, Wisconsin.

     Dr. Robert G. Martin has served as a director since June 1992. Dr. Martin, a cataract surgeon, is a principal of Carolina Eye Associates, a 15-office ophthalmic practice. He is Chairman of the Board of the Society for Excellence in Eye Care and past president of the American Board of Eye Surgery. Dr. Martin holds a B.S. in Chemistry and an M.D. from the University of North Carolina at Chapel Hill.

     Dr. Donald R. Sanders has served as a director and consultant to the Company since June 1992. He was elected President of Donlar Pharmaceuticals Corporation in 1997. He is also director of the Center for Clinical Research in Chicago. Dr. Sanders has been actively involved with the design, implementation and presentation of scientific studies for the medical profession and FDA petitions. Dr. Sanders hold a B.S. in Biological Sciences, an M.D. and a Ph.D. in Pharmacology from the University of Illinois. Dr. Sanders also serves as a director of STAAR Surgical Company.

     John R. Willis has served as a director of the Company since August 1996. Mr. Willis is a founder and Managing Director of Willis Stein & Partners, L.P. Prior to founding Willis Stein, Mr. Willis served as President of Continental Illinois Venture Corporation from 1989 through 1994. Prior to his tenure at CIVC, Mr. Willis founded and served as a Managing Director of Continental Mezzanine Investment Group, following his service in various other senior lending positions at Continental Bank, which he joined in 1974. Mr. Willis also serves as a Director of The Petersen Companies, Inc. and a number of privately held companies. Mr. Willis received an M.B.A. from the University of Chicago Graduate School of Business and holds a B.S. degree in Agricultural Business Management from Purdue University.

     In addition, following the consummation of the Offering, the Company intends to appoint at least one additional independent director.

KEY EMPLOYEES

     Ronald P. Fister, age 49, joined the Company in June 1997 as Vice President of Sales and Marketing for the Company's Agricultural Products Division. Prior to joining the Company, Mr. Fister held a number of management positions in the agriculture supply industry, including Vice President of Sales and Marketing of Willmar Manufacturing, an agricultural application equipment manufacturer, Director of Specialty Sales for Sandoz Agro, Inc., and various sales and marketing positions with Ciba-Geigy Corp. Mr. Fister has a B.S. in Botany from Georgetown College.

     Dr. Larry Murphy, age 59, joined the Company in April 1996 as Vice President of Global Research for the Company's Agricultural Products Division. Prior to joining the Company, Dr. Murphy had served as Senior Vice President of the Potash & Phosphate Institute. Dr. Murphy earned his B.S., M.S. and Ph.D. degrees from the University of Missouri.

     Dr. J. Larry Sanders, age 49, joined the Company as Vice President and General Manager of its Agricultural Products Division in August 1995. He is currently Vice President Research and Development of that division. Dr. Sanders previously was Director of Marketing and Technical Services with American Plant Food Corporation and worked for 13 years with the Potash and Phosphate Institute of Canada, where he acted as Director of Eastern Canada and International Coordinator (Asia). Dr. Sanders holds a PhD in soil fertility and plant nutrition from the University of Arkansas and has authored over 150 articles and papers.

BOARD OF DIRECTORS

     The Company's directors are elected at the annual meeting of the Company's shareholders to serve for one year terms. The Company's directors receive no salaries or fees for their service in such capacity. From time to time the Company has granted directors options to purchase shares of Series A Preferred Stock pursuant to the Company's 1994 Plans. See "Long Term Incentive Plans -- The 1994 Plans." Pursuant to the 1997 Agreement, the Company and certain of its principal shareholders (who together with the 1996 Investors, immediately prior to the Offering, beneficially owned in excess if 66 2/3% of the outstanding voting securities of the Company) have granted the 1996 Investors the right to designate two members of the Company's Board of Directors and have agreed to vote in favor of such designees. See "Management -- Principal Shareholders."

     The Board of Directors has delegated certain of its authority to its Audit and Compensation Committees. The members of the Audit Committee are Robert W. Cooper, Daniel M. Gill, Richard C. Lee and Dr. Robert G. Martin. The Audit Committee's responsibilities include making recommendations to the Board of Directors regarding the selection of independent public accountants and reviewing the plan and results of the audit performed by such accountants and the adequacy of the Company's systems of internal accounting controls. The members of the Compensation Committee are Dr. Donald R. Sanders, Robert W. Cooper and Richard C. Lee. The Compensation Committee reviews the Company's remuneration policies and practices, establishes the salaries and other compensation of the Company's officers and administers the Company's stock option plans and stock based incentive plan. The Company may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility delegated by the Board of Directors.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding the annual compensation for services in all capacities to the Company for its fiscal years ended December 31, 1996, 1995 and 1994, rendered by the Company's Chief Executive Officer and the Company's other most highly compensated executive officer (the "Named Executives").

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                 ANNUAL COMPENSATION              ---------------------
                                       ----------------------------------------   SECURITIES UNDERLYING
                                                                      OTHER              OPTIONS
     NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS    COMPENSATION      (NO. OF SHARES)
Larry P. Koskan,.....................  1996   $185,813   $40,000     $    --              90,834
  President & Chief                    1995    142,986    10,000          --              61,000
  Executive Officer                    1994    120,346        --          --              94,555
Bernardo N. Rico,....................  1996    180,122    30,000          --              45,000
  Executive Vice                       1995    141,676    15,000          --              31,000
  President                            1994    137,393        --          --             702,501

OPTIONS GRANTED IN LAST FISCAL YEAR

     The following table summarizes certain information regarding options to purchase Common Stock issued to the Named Executives during the Company's fiscal year ended December 31, 1996.

                                                                 INDIVIDUAL GRANTS
                                   -----------------------------------------------------------------------------
                                                                                                   POTENTIAL
                                                      PERCENT OF                                  REALIZABLE
                                                         TOTAL                                 VALUE AT ASSUMED
                                      NUMBER OF         OPTIONS                                 ANNUAL RATES OF
                                     SECURITIES       GRANTED TO                                  STOCK PRICE
                                     UNDERLYING        EMPLOYEES     EXERCISE                  APPRECIATION FOR
                                       OPTIONS         IN FISCAL      PRICE      EXPIRATION     OPTION TERM(1)
              NAME                     GRANTED           YEAR         ($/SH)        DATE       -----------------
                                                                                               5%            10%
Larry P. Koskan.................       55,834           24.29%        $0.30     May 30, 2006
                                       35,000(2)        26.88%         5.00     May 30, 2006
Bernardo N. Rico................       15,000            6.53%         0.30     May 30, 2006
                                       30,000(2)        23.04%         5.00     May 30, 2006

------------------------------
(1) The dollar amounts under these columns represent the potential tangible value, before income taxes, of each option assuming that the market price of Common Stock appreciates in value from the fair market value at the date of grant to the end of the option term at five percent and ten percent annual rates and therefore are not intended to forecast possible future appreciation, if any, of the price of Common Stock.

(2) Represents options originally issued for the equivalent number of shares of the Company's Series A Preferred Stock.

OPTIONS EXERCISED IN LAST FISCAL YEAR; FISCAL YEAR END OPTION VALUES

     No options were exercised in the fiscal year ended December 31, 1996. The following table summarizes certain information regarding year end option values of the Named Executives.

                                                      NUMBER OF UNEXERCISED
                                                           OPTIONS AT               VALUE OF EXERCISABLE
                                                        DECEMBER 31, 1996          IN-THE-MONEY OPTIONS AT
                                                         (NO. OF SHARES)              DECEMBER 31, 1996
                                                   ---------------------------   ---------------------------
                    NAME                           EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Larry P. Koskan.............................         181,389             --      $  943,223     $       --
                                                      65,000(1)          --          92,500             --
Bernardo N. Rico............................         503,167        225,334       2,643,225      1,183,217
                                                      50,000(1)          --          65,000             --

------------------------------
(1) Represents options originally issued for the equivalent number of shares of the Company's Series A Preferred Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year 1996, the Compensation Committee consisted of Dr. Donald
R. Sanders, Richard C. Lee, and Robert W. Cooper.

     The following discussion of historical transactions describes the issuance of shares of Series A Preferred Stock and securities exercisable for shares of Series A Preferred Stock. Upon consummation of the Offering, all shares of Series A Preferred Stock will be converted into the equivalent number of shares of Common Stock, and all securities exercisable for shares of Series A Preferred Stock will become exercisable for an equivalent number of shares of Common Stock, in each case subject to the same vesting terms.

     In 1995, the Individual Retirement Account of Dr. Donald R. Sanders purchased an aggregate of $400,000 in principal amount of convertible promissory notes of the Company in exchange for consideration in that amount. In connection with the purchase of such promissory notes, Dr. Sanders was issued warrants for the purchase of an aggregate of 25,000 shares of Common Stock, at an exercise price of $0.30 per share.

     On December 23, 1996, the Company prepaid various convertible promissory notes in the aggregate principal amount of $700,000, together with accrued interest in the amount of $147,199, held by the Individual Retirement Account of Dr. Donald R. Sanders. At the time of their prepayment, such notes, including both principal and interest, were convertible at various conversion prices into an aggregate of 866,335 shares of Series A Preferred Stock.

     On December 23, 1996, the Company issued to Dr. Donald R. Sanders warrants to purchase 712,299 shares of the Company's Series A Preferred Stock at an exercise price of $0.074 per share. These warrants expire on December 23, 2006. Concurrently with the issuance of those warrants, Dr. Sanders purchased 154,036 shares of Series A Preferred Stock from the Company at a price of $5.50 per share. Dr. Sanders paid for these shares with a non-interest bearing promissory note in the principal amount of $847,199. Indebtedness of $412,199 remains outstanding under this note. The Company expects this note to be repaid prior to the end of 1997.

     Dr. Donald R. Sanders is the owner of the Center for Clinical Research (the "Center"). The Company has engaged the Center to perform consulting services with respect to statistical analysis of research data. During 1996, the Company paid the Center a total of $77,300 for such services and, in 1997, has paid the Center a total of $45,000 for such services.

     During 1996, Dr. Donald R. Sanders loaned the Company the sum of $100,000 and was issued warrants for the purchase of 53,846 shares of Series A Preferred Stock. See "Certain Transactions."

     R.W. Cooper & Associates, Inc., a company owned and controlled by Robert W. Cooper, acted as general contractor and provided engineering consulting services with respect to the construction of the Company's

Peru, Illinois manufacturing facility. R.W. Cooper & Associates, Inc. charged the Company a total of $730,000 for such services in 1996 and $1.1 million for such services in 1997. The Company has paid $644,000 of this amount and, in September 1997, R.W. Cooper & Associates, Inc. was issued 83,605 shares of Series A Preferred Stock, at an agreed price of $5.50 per share, in satisfaction of the Company's obligations to date. See "Certain Transactions."

LONG TERM INCENTIVE PLANS

     In 1994, the Company adopted two separate but virtually identical stock option plans (collectively, the "1994 Plans") for the purpose of (i) attracting and retaining the best available personnel for positions of substantial responsibility; (ii) providing additional incentives to employees and consultants of the Company and its subsidiaries and (iii) to promote the success of the Company's business. In October 1997, the Company adopted a stock based incentive plan (the "ECP" and, together with the 1994 Plans, the "Plans"), to be effective upon consummation of the Offering, covering the Company's five most highly compensated executive officers and other executives of the Company. The summaries of the Plans set forth below are qualified in their entirety by reference to the text of the Plans, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

THE 1994 PLANS

     The 1994 Plans (individually, "Plan I" and "Plan II") provide for the issuance of options to purchase shares of the Company's Series A Preferred Stock and Common Stock respectively. Upon consummation of the Offering, all options to purchase shares of Series A Preferred Stock under Plan I will become options to purchase the equivalent number of shares of Common Stock.

     Administration. The Board of Directors is currently the administrator of each Plan. Upon becoming subject to the Exchange Act, provision is made so that administration is in compliance with Rule 16b-3 of the Exchange Act.

     Eligibility. Employees, directors, consultants and advisors are eligible to participate in the 1994 Plans. The administrator will select the individuals who will participate in the 1994 Plans ("Participants") and determine the terms and conditions of options granted, subject to the terms of the 1994 Plans.

     Stock Options. Options granted under the 1994 Plans may be incentive stock options ("ISOs") or nonqualified stock options. A stock option entitles a Participant to purchase shares of Series A Preferred Stock under Plan I or Common Stock under Plan II from the Company at the option price. Subject to certain exceptions, the option price must be paid upon exercise in cash or cash equivalent. The option price will be fixed by the Administrator at the time the option is granted, but the price cannot be less than the fair market value of the underlying share on the date of grant in the case of an ISO. The exercise price of an ISO granted to any Participant who is a Ten Percent Shareholder (as defined below) may not be less than 110% of the fair market value of the underlying share on the date of grant. A Participant is a Ten Percent Shareholder if he owns, or is deemed to own, more than ten percent of the total combined voting power of all classes of stock of the Company or a related entity. All options expire upon the date specified in any award agreement, which may not exceed ten years from the date of grant, except that ISOs held by a Ten Percent Shareholder may not be exercised after five years from the date of grant.

     Share Authorization. All awards made under the 1994 Plans will be evidenced by written agreements between the Company and the Participant. A maximum of 1,000,000 shares of Series A Preferred Stock may be issued under Plan I and a maximum of 3,000,000 shares of Common Stock may be issued under Plan II. The number of shares covered by an option shall be adjusted, as the Board of Directors deems appropriate, in the event of a stock dividend, stock split, reverse stock spit, combination, reclassification or other similar event.

     Outstanding Awards. The Company has outstanding options under Plan I covering 630,226 shares of Series A Preferred Stock, at exercise prices ranging from $0.44 to $5.50 per share. The Company has outstanding options under Plan II covering 2,469,340 shares of Common Stock at exercise prices ranging from $0.23 to $0.30 per share.

THE ECP

     Awards granted under the ECP are based on shares of Common Stock. The ECP is administered by a committee appointed by the Company's Board of Directors. After the completion of the Offering, the ECP will be administered by the Compensation Committee of the Board of Directors. The ECP provides for the grant of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance shares and performance units (individually, an "Award" or collectively, "Awards"). Only officers or certain salaried employees of the Company with potential to contribute to the future success of the Company or its subsidiaries will be eligible to receive Awards under the ECP. The administrator of the ECP has the discretion to select the employees to whom Awards will be granted, to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the ECP. The administrator's decisions will be final and binding.

     One million (1,000,000) shares of Common Stock may be subject to Awards under the ECP, all of which may be in the form of stock options.

     The terms of the Awards will be set forth in award agreements ("Award Agreements"). These Awards are described below:

     Stock Options. Options (each an "Option") to purchase shares of Common Stock, which may be incentive or nonqualified stock options, may be granted under the ECP at an exercise price (the "Option Price") determined by the administrator of the ECP in its discretion, provided that the Option Price for an incentive stock option may be no less than the fair market value of a share of Common Stock on the date of grant. Each Option represents the right to purchase one share of Common Stock at the specified Option Price. Options will expire not later than 10 years after the date on which they are granted and will become exercisable at such times and in such installments as determined by the administrator of the ECP.

     Stock Appreciation Rights. An Award of a stock appreciation right ("SAR") may be granted under the ECP. Generally, one SAR is granted with respect to one share of Common Stock. The SAR entitles the participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of Common Stock. The appreciation is equal to the difference between (i) the "base value" of the SAR (which is determined with reference to the fair market value of the Common Stock on the date the SAR is granted), and (ii) the fair market value of the Common Stock on the date the SAR is exercised. Upon the exercise of a vested SAR, the exercising participant will be entitled to receive the appreciation in the value of one share of Common Stock as so determined, payable at the discretion of the administrator in cash, shares of Common Stock, or some combination thereof.

     SARs will expire not later than 10 years after the date on which they are granted. SARs become exercisable at such times and in such installments as determined by the administrator of the ECP.

     Tandem Option/SARs. An Option and an SAR may be granted "in tandem" with each other (a "Tandem Option/SAR"). An Option and an SAR are considered to be in tandem with each other because the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR aspect of the tandem unit, and vice versa. The Option may be an incentive stock option or a nonqualified stock option. Each Option shall be coupled with one SAR. Descriptions of the terms of the Option and the SAR aspects of a Tandem Option/SAR are provided above.

     Restricted Stock. An Award of restricted stock ("Restricted Stock") is an Award of Common Stock that is subject to such restrictions as the administrator of the ECP deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the administrator of the ECP. Prior to the expiration of the restricted period, except as and only if provided by the administrator of the ECP, a grantee who has received a Restricted Stock Award generally has the rights of a stockholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award.

     Performance Shares and Performance Units. A performance share Award (a "Performance Share") and/or a performance unit Award (a "Performance Unit") may be granted under the ECP. Each Performance Unit will have an initial value that is established by the administrator of the ECP at the time of grant. Each Performance Share will have an initial value equal to the fair market value of one share of Common Stock on the date of grant. Such Awards may be earned based upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the administrator of the ECP deems appropriate. Performance objectives will be established for the performance period during which performance will be measured (the "Performance Period") and may be based on net earnings, operating earnings or income, net income, absolute and/or relative return on equity, capital invested or assets, earnings per share, profits, earnings growth, revenue growth, comparisons to peer companies, share price, total shareholder return, economic value added, customer satisfaction, any combination of the foregoing and/or such other measures, including individual measures of performance, as the administrator of the ECP deems appropriate. Prior to the end of a Performance Period, the administrator of the ECP, in its discretion, may adjust the performance objectives to reflect an event that may materially affect the performance of the Company. The extent to which a grantee is entitled to payment in settlement of such an Award at the end of the Performance Period will be determined by the administrator of the ECP, in its discretion, based on whether the performance criteria have been met and payment will be made in cash or in shares of Common Stock in accordance with the terms of the applicable Award Agreements.

     Additional Information. Under the ECP, if there is any change in the capitalization of the Company, a corporate transaction, a reorganization or a partial liquidation of the Company, such proportionate adjustments as may be necessary (in the form determined by the administrator of the ECP) to reflect such change will be made to prevent dilution or enlargement of the rights with respect to the aggregate number of shares of Common Stock for which Awards in respect thereof may be granted under the ECP, the number of shares of Common Stock covered by each outstanding Award and the price per share in respect thereof. Unless otherwise provided in an Award Agreement, an individual's rights under the ECP may not be assigned or transferred (except in the event of death). An individual's rights under the ECP are subject to forfeiture for competitive activity or activity that is inimical to the best interest of the Company.

     The ECP will remain in effect until terminated by the Board of Directors and thereafter until all Awards granted thereunder are satisfied by the issuance of shares of Common Stock and/or the payment of cash or the ECP is otherwise terminated pursuant to the terms of the ECP or under any Award Agreements. Notwithstanding the foregoing, no Awards may be granted under the ECP after the tenth anniversary of the effective date of the ECP. The Board of Directors may at any time terminate, modify or amend the ECP; provided, however, that no such amendment, modification or termination may materially adversely affect an optionee's or grantee's rights under any Award theretofore granted under the ECP, except with the consent of such optionee or grantee.

AGREEMENTS WITH EXECUTIVE OFFICERS AND KEY EMPLOYEES

     On July 1, 1996, the Company entered into employment agreements with each of Mr. Koskan and Mr. Rico, pursuant to which each has agreed to serve the Company in his designated office for a period of five years, with an option on the part of the executive officer to extend the term for an additional two years. Under the terms of those employment agreements, Messrs. Koskan and Rico are entitled to an annual base salary of $185,000 and $175,000, respectively, subject to periodic review and potential increase by the Company. The employment agreements provide that the respective officers are eligible for such cash bonus and stock option plans as the Company may adopt, and provide for participation in Company hospitalization, medical and term life insurance plans. Each employment agreement provides that the officer will not compete with the Company during employment and for a period of two years following termination of employment and will maintain the confidentiality of the Company's proprietary information.

     Under the foregoing employment agreements, the officers are not entitled to severance payments in the event of their voluntary termination of employment. In the event of involuntary termination, death or disability, the officers are entitled to receive a payment equal to their base compensation in the immediately preceding twenty-four month period, and unvested options become immediately vested.

     The Company has engaged the services of Dr. J. Larry Sanders under the terms of an employment agreement dated August 15, 1995. That agreement has a stated term of five years and provides for a base salary to Dr. Sanders of $160,000 per year, subject to annual review and potential increase by the Company. Dr. Sanders is also entitled to participate in incentive cash bonuses to be based on performance of the Company's Agricultural Products Division in realizing certain goals established by the Company's Board of Directors from year to year, as well as such other hospitalization, medical, disability and life insurance plans as the Company may adopt from time to time. Under the terms of that employment agreement, Dr. Sanders was granted options under the Company's 1994 Plans to purchase up to 50,000 shares of Common Stock at a price of $0.30 per share. The options vest at a rate of 20% per year over the five-year term of the employment agreement, subject to acceleration in full if Agricultural Products Division sales exceed $10 million between August 15, 1997 and August 15, 1998. Dr. Sanders's employment agreement provides for a two year non-competition period following termination of employment and the continuing maintenance of the confidentiality of the Company's proprietary information.

     Under the foregoing employment agreement, Dr. Sanders is not entitled to receive severance payments in the event of voluntary termination or termination by the Company for cause. In any such event, unexercised stock options are cancelled. In the event of death or disability, all obligations to Dr. Sanders cease as of the date of such occurrence, but Dr. Sanders is entitled to receive such severance benefits, if any, as may then be provided for under Company plans or policies. Any unexercised and unvested portions of any stock options will be governed by the terms of the plan under which they were issued.

                              CERTAIN TRANSACTIONS

     The following discussion of historical transactions describes the issuance of shares of Series A Preferred Stock and securities exercisable for shares of Series A Preferred Stock. Upon consummation of the Offering, all shares of Series A Preferred Stock will be converted into the equivalent number of shares of Common Stock and all securities exercisable for shares of Series A Preferred Stock will become exercisable for an equivalent number of shares of Common Stock, in each case, subject to the same vesting terms.

     During 1995, Dr. Donald R. Sanders' Individual Retirement Account loaned funds to the Company in exchange for a convertible promissory note. In connection with that transaction, the Company issued warrants to Dr. Sanders for the purchase of Common Stock. See "Compensation Committee Interlocks and Insider Participation."

     During 1996, the Company borrowed an aggregate of $2,600,000 from various employees, directors and shareholders and in connection therewith issued promissory notes in that aggregate amount, as well as warrants to purchase an aggregate of 553,847 shares of Series A Preferred Stock. In connection with this transaction, Jerilyn K. Koskan, the record owner of in excess of 5% of the Series A Preferred Stock, loaned the Company $75,000 and received warrants for the purchase of 11,538 shares of Series A Preferred Stock, and Dr. Donald R. Sanders loaned the Company $100,000 and received warrants for the purchase of 53,846 shares of Series A Preferred Stock. The warrants issued to Mrs. Koskan and Dr. Sanders currently are exercisable at a price of $4.50 per share.

     On December 23, 1996, the Company prepaid various convertible promissory notes held by the Individual Retirement Account of Dr. Donald R. Sanders, a director of the Company, and issued warrants to purchase the Company's Series A Preferred Stock to Dr. Sanders. In addition, Dr. Sanders purchased shares of Series A Preferred Stock and is the owner of an entity that the Company has engaged to perform consulting services. See "Management -- Compensation Committee Interlocks and Insider Participation."

     Between September 1994 and November 1995, Robert G. Martin, a director of the Company, advanced the Company sums in the aggregate amount of $2,100,340, in exchange for various promissory notes, in response to the Company's capital raising activities and, in connection therewith, was issued warrants for the purchase of an aggregate of 118,930 shares of Series A Preferred Stock and 62,217 shares of Common Stock.

     R.W. Cooper & Associates, Inc., a company owned and controlled by Robert W. Cooper, acted as general contractor and provided engineering consulting services with respect to the construction of the Peru, Illinois manufacturing facility. See "Management -- Compensation Committee Interlocks and Insider Participation."

     On August 26, 1996, the Company entered into a Securities Purchase Agreement and related documentation (collectively, the "1996 Investment") with Willis Stein & Partners, L.P. ("Willis Stein"), Star Polymers, L.L.C. ("Star Polymers") and RGM/BVM Limited Partnership, a partnership of which Robert G. Martin is the general partner (the "Martin Partnership") (Willis Stein, Star Polymers and the Martin Partnership are referred to collectively as the "1996 Investors"). Pursuant to the terms of the 1996 Investment, the 1996 Investors purchased from the Company Convertible Subordinated Promissory Notes in the aggregate principal amount of $26 million (the "1996 Notes"). The 1996 Notes were convertible into 6,019,531 shares of the Company's Series A Preferred Stock and 6,019,531 shares of the Company's Series B Preferred Stock. As part of the 1996 Investment, the 1996 Investors also received (i) warrants entitling them to purchase additional shares of the Company's Series A Preferred Stock at a nominal exercise price upon the failure of the Company to meet certain financial goals during specified time periods (the "Shortfall Warrants"), (ii) 6,019,531 shares of the Company's Series C Preferred Stock and (iii) 12.5% of the outstanding common stock of Agricultural Technologies, Inc., then a subsidiary of the Company (the "Ag Tech Stock"). The 1996 Investment provided that, upon the conversion of the 1996 Notes, the 1996 Investors would be entitled to receive royalty interests entitling them to receive a percentage of the Company's consolidated net revenues during certain future time periods (the "Royalty Interests"). The 1996 Investors also received certain preemptive rights with respect to the issuance by the Company of additional securities and the right to appoint two members of the Company's Board of Directors.

     On October   , 1997, the Company and the 1996 Investors entered into an
Exchange and Amendment Agreement and related documentation (collectively, the "1997 Agreement") pursuant to which, in order to facilitate the Offering, the 1996 Investors will relinquish their Convertible Subordinated Promissory Notes and related rights and securities acquired by them pursuant to the 1996 Investment, including shares of all series of the Company's preferred stock, Royalty Interests, Shortfall Warrants and Ag Tech Stock, in exchange for which the Company will, upon completion of the Offering (a) pay the 1996 Investors an aggregate of $12 million in cash from the proceeds of the Offering, (b) issue the 1996 Investors senior notes, in the aggregate principal amount of $11 million, bearing interest at 12% per annum, (c) issue the 1996 Investors an aggregate of 9,019,531 shares of Common Stock and (d) grant to the 1996 Investors registration rights with respect to their newly issued Common Stock. Subsequently, Agricultural Technologies, Inc. will be dissolved and its assets and liabilities will be distributed to the Company.

     The Martin Partnership was a 3.85% participant in the transactions contemplated by the 1996 Investment Documents and will participate to that extent in the payments, rights and obligations reflected in the 1997 Agreement.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each of the Company's directors and executive officers, (ii) all directors and executive officers of the Company as a group, and (iii) all persons known by the Company to own beneficially more than 5% of the Company's Common Stock. Unless otherwise indicated, the address of each of the persons and entities named below is in care of the Company's executive offices.

                                                            BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                                            PRIOR TO OFFERING(1)     AFTER OFFERING(1)
                                                            --------------------    --------------------
                                                            NUMBER OF               NUMBER OF
                          NAME                               SHARES      PERCENT     SHARES      PERCENT

Larry P. Koskan(2)(3)...................................    5,981,912     21.0%                       %
Bernardo N. Rico(4).....................................      629,209      2.2
Gerald E. Noonan........................................           --      *
Joseph F. Prochaska.....................................           --      *
Robert P. Pietrangelo...................................           --      *
Robert W. Cooper(5).....................................      130,021      *
Daniel M. Gill(6).......................................           --       --
Richard C. Lee(7).......................................        7,200      *
Dr. Robert G. Martin(8)(9)..............................    4,366,422    15.3
Dr. Donald R. Sanders(10)...............................    3,183,400     11.1
John R. Willis(6).......................................           --       --
Jerilyn K. Koskan(2)(11)................................    5,981,912     21.0
James R. and Louise Sanderson, Trustees of the Koskan
  Children's Trust(12)..................................    2,000,000      7.1
Willis Stein & Partners, L.P.(6)........................    7,631,912     26.9
RGM/BVM Limited Partnership(8)..........................      346,904      1.2
All directors and officers as a group (11
  persons)(13)..........................................    21,930,076    75.2

------------------------------
 *  Less than one percent (1%)

 (1) Applicable percentage of ownership prior to this Offering is based upon 28,356,364 shares of Common Stock outstanding after giving effect to the Offering Related Transactions. For ownership after completion of this
     Offering, applicable percentage ownership is based on        shares of
     Common Stock outstanding and assumes no exercise of the Underwriters' overallotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned. Number of shares of Common Stock deemed beneficially owned by any person includes outstanding shares of Common Stock held by such person and any shares of Common Stock issuable upon exercise of stock options, warrants, convertible securities and similar rights held by such person that are exercisable within 60 days.

 (2) Larry P. Koskan and Jerilyn K. Koskan are husband and wife. Shares of Common Stock owned of record by each are shown as beneficially owned by the other. Each disclaims beneficial ownership of the shares held of record by the other.

 (3) Includes 2,910,456 shares of Common Stock and 119,555 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus held in the name of Larry P. Koskan.

 (4) Includes 628,167 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus.

 (5) Includes 106,383 shares of Common Stock owned of record by R.W. Cooper & Associates, Inc., a company owned by Mr. Cooper, 2,000 shares of Common Stock owned of record by Dawn M. Cooper, 3,000 shares of Common Stock owned by Robert A. Cooper, Jr., and 8,778 shares of Common Stock owned by the Robert Cooper Trust. Mr. Cooper disclaims beneficial ownership of all shares of Common Stock not held of record by Mr. Cooper. Also includes 6,500 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus and 3,360 shares of Common Stock issuable pursuant to warrants that are currently exercisable.

 (6) Mr. Gill and Mr. Willis are managing directors of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., an investment partnership. To avoid duplication, shares of Common Stock owned of record by Willis Stein & Partners L.P. are not shown as beneficially owned by Messrs. Gill and Willis. Mr. Gill and Mr. Willis each disclaim beneficial ownership of the shares of Common Stock of the Company owned, and to be owned, by Willis Stein & Partners, L.P. The address for Mr. Gill, Mr. Willis and Willis Stein & Partners, L.P. is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Messrs. Gill and Willis are the director designees of the 1996 Investors. See "Management -- Board of Directors."

 (7) Includes 6,500 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus and 700 shares of Common Stock issuable pursuant to warrants that are currently exercisable.

 (8) Dr. Martin is the general partner of RGM/BVM Limited Partnership. The shares of Common Stock shown as beneficially owned by Dr. Martin include the shares owned of record by RGM/BVM Limited Partnership. Dr. Martin disclaims beneficial ownership of the shares of Common Stock of the Company owned by RGM/BVM Limited Partnership.

 (9) Includes 56,666 shares of Common Stock owned of record by Jonathan G.T. Martin, 56,666 shares of Common Stock owned of record by the Robert M. Martin Trust, and 56,666 shares of Common Stock owned of record by the Ryan
     A. Martin Trust. Also includes 90,500 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus and 223,947 shares of Common Stock issuable pursuant to warrants that are currently exercisable.

(10) Includes 41,333 shares of Common Stock owned of record by Dr. Sanders' wife, Wanda G. Sanders, 7,000 shares of Common Stock issuable pursuant to currently exercisable warrants owned of record by Wanda G. Sanders, 47,667 shares of Common Stock owned of record by Kendra Sanders, 47,667 shares of Common Stock owned of record by Monica Sanders, 426,760 shares owned of record by the Donald Sanders Trust, 1,392,328 shares of Common Stock owned of record by the Donald R. Sanders and Wanda G. Sanders Limited Partnership (the "Sanders Partnership") and 421,500 shares of Common Stock issuable pursuant to options exercisable within 60 days after the date of this Prospectus that are owned of record by the Sanders Partnership. Also includes 5,000 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus and 794,145 shares of Common Stock issuable pursuant to currently exercisable warrants.

(11) Includes 2,912,363 shares of Common Stock, 28,000 shares of Common Stock issuable pursuant to options that are exercisable within 60 days after the date of this Prospectus and 11,538 shares of Common Stock issuable pursuant to currently exercisable warrants held in the name of Jerilyn K. Koskan.

(12) Does not include 3,352 shares of Common Stock owned of record by James R. Sanderson, individually, 7,692 shares of Common Stock issuable pursuant to currently exercisable warrants owned of record by James R. Sanderson, individually, and 3,333 shares of Common Stock owned of record by Louise Sanderson, individually.

(13) Includes the shares owned of record by Willis Stein & Partners, L.P. See footnote (6) above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, no par value per share. After completion of the Offering, shares of Common Stock will be issued and outstanding, after giving effect to the Offering Related Transactions.

     The following description of the capital stock of the Company and certain provisions of the Company's Amended Articles of Incorporation and Amended and Restated Bylaws is a summary and is qualified in its entirety by the provisions of the Amended Articles of Incorporation and Amended and Restated Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

COMMON STOCK

     The issued and outstanding shares Common Stock are, and the shares of Common Stock being offered hereby by the Company will be, upon payment therefor, validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and holders have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of shares Common Stock are entitled to receive, pro rata, the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

CERTAIN STATUTORY AND OTHER PROVISIONS

     Illinois law and the Company's Amended Articles of Incorporation and Amended and Restated Bylaws contain several provisions that may make the acquisition of control of the Company by means of tender offer, open market purchases, proxy contest or otherwise more difficult. Set forth below is a description of those provisions.

  ILLINOIS LAW

     Following the Offering, the Company will be subject to Section 7.85 of the Business Corporation Act of Illinois ("Section 7.85"). Section 7.85 prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder," unless the proposed "business combination" (i) receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class, and the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested shareholders voting together as a single class, (ii) is approved by at least two-thirds of the "disinterested directors," or (iii) provides for consideration offered to shareholders that meets certain fair price standards and satisfied certain procedural requirements. Such fair price standards require that the fair market value per share of such consideration be equal to or greater than the higher of (A) the highest price paid by the "interested shareholder" during the two-year period immediately prior to the first public announcement of the proposed "business combination" or in the transaction by which the "interested shareholder" became such, and (B) the fair market value per common share on the first trading date after the first public announcement of the proposed "business combination" or on the trading date after the date that the first public announcement that the "interested shareholder" has become such. For purposes of Section 7.85, "disinterested director" means any member of the board of directors of the corporation who (a) is neither the "interested shareholder" nor an affiliate or associate thereof, (b) was a member of the board of directors prior to the time that the "interested shareholder" became such, or was recommended to succeed a "disinterested director" by a majority of the "disinterested directors" then in office, and (c) was not nominated for election as a director by the "interested shareholder" of any affiliate or associate thereof. For purposes of Section 7.85 and Section 11.75 described below, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior two years, did own) 10% or more of the combined voting power of the outstanding Voting Shares.

     The Company is also subject to Section 11.75 of the Business Corporation Act of Illinois ("Section 11.75") which prohibits "business combinations" with "interested shareholders" for a period of 3 years following the date that such shareholder became an "interested shareholder," unless (i) prior to such date, the Board of Directors approved the transaction that resulted in the shareholder becoming an "interested shareholder," or (ii) upon consummation of such transaction, the "interested shareholder" owned at least 85% of the Voting Shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or after such date, the "business combination" is approved by the Board of Directors and authorized at a meeting of the shareholders by 66 2/3% of the outstanding Voting Shares not owned by the "interested shareholder." For purposes of Section 11.75, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% of the Voting Shares.

     Illinois law requires the affirmative votes of at least two-thirds of the votes of the shares of the Company entitled to approve or authorize any (a) merger or consolidation of the Company with or into another corporation, (b) sale, lease or other disposition of all or substantially all of the assets of the Company, (c) dissolution of the Company or (d) amendment of the Company's Amended Articles of Incorporation. The two-thirds voting requirement may have the effect of delaying, deterring or preventing a change of control of the Company not favored by a shareholder or group of shareholders holding more than one-third of the outstanding voting stock.

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

     The Company's Amended Articles of Incorporation eliminate the liability of the Company's directors to the Company or its shareholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to the Company or its shareholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Company's Amended Articles of Incorporation also do not absolve directors of liability under Section 8.65 of the Business Corporation Act of Illinois, which makes directors personally liable for (i) unlawful dividends or unlawful stock repurchases or redemptions if the director did not act in good faith, (ii) the barring of known claims against the corporation after dissolution, or (iii) debts incurred by a dissolved corporation in carrying on its business. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. The Company believes that this provision does not eliminate the liability of directors of the Company to the Company or its stockholders for monetary damages under the Federal securities laws. The Amended Articles of Incorporation and Amended and Restated By-laws also provide indemnification for the benefit of directors and officers of the Company to the fullest extent permitted by Illinois law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after completion of the Offering, the Company will have
shares of Common Stock outstanding, of which the        shares of Common Stock
sold pursuant to the Offering will be freely tradeable without restriction or further registration under the Securities Act, except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act ("Rule 144") at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144.

     The Company, its officers, directors and certain other shareholders who
collectively own        shares and hold options and warrants to acquire an
aggregate of        shares of Common Stock have agreed with the Underwriters,
except with the prior written consent of DLJ and subject to certain limited exceptions, not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or any portion of the economic consequences associated with the ownership of any Common Stock for a period of 180 days after the date of this Prospectus. Upon the expiration of such 180-day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company or that constitute "restricted securities" under Rule 144 will continue to be subject to the restrictions of Rule 144.

     In addition, the Company may issue shares of Common Stock (and may consider filing a registration statement with respect to such shares) in connection with potential future business acquisitions and resales of such shares by the recipients. Shares so registered could be sold in the public market. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated , 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and Schroder & Co. Inc. (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Schroder & Co. Inc..........................................

                                                              ---------
     Total..................................................
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $     per share.
The Underwriters may allow, and such dealers may re-allow, to certain other
dealers a concession not in excess of $          per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in
whole or in part, up to an aggregate of      additional shares of Common Stock
at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its prorata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and certain shareholders of the Company has agreed, subject to certain exceptions, not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the prospects for future earnings of the Company, the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has granted certain shareholders the right to require the Company to register their stock under the Securities Act. See "Certain Transactions."

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Holleb & Coff, Chicago, Illinois. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois. Members of Holleb & Coff hold options for the purchase of 25,000 shares of Common Stock at an option price of $5.00 per share.

                                    EXPERTS

     The consolidated balance sheet of Donlar Corporation and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, shareholders' deficit and cash flows for the year ended December 31, 1996, included in this Prospectus and elsewhere in this Registration Statement have
been audited by                        , independent public accountants, as
indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The consolidated balance sheet of Donlar Corporation and Subsidiaries as of December 31, 1995 and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 1995, included in this Prospectus and elsewhere in this Registration Statement have been audited by independent public accountants, as
indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments, exhibits, schedules and supplements thereto. This Prospectus omits certain information contained in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, a copy of which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of prescribed fees. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     As a result of the Offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and will be available on the Commission's Internet World Wide Web site at http://www.sec.gov.

                      DONLAR CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of                        , Independent Public
  Accountants...............................................    F-2
Report of                                             ,
  Independent Public Accountants............................    F-3
Consolidated Balance Sheets as of December 31, 1995 and 1996
  and June 30, 1997 (unaudited).............................    F-4
Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and the six months ended
  June 30, 1996 and 1997 (unaudited)........................    F-5
Consolidated Statements of Shareholders' Deficit............    F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and the six months ended
  June 30, 1996 and 1997 (unaudited)........................    F-7
Notes to Consolidated Financial Statements..................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

WHEN THE TRANSACTION REFERRED TO IN NOTE 21 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

To the Shareholders and Board of Directors of Donlar Corporation:

     We have audited the accompanying consolidated balance sheet of DONLAR CORPORATION (an Illinois corporation) AND SUBSIDIARIES as of December 31, 1996, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donlar Corporation and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Chicago, Illinois
April 25, 1997 (except with
respect to the matter discussed in
Note 21 as to which the date is
            , 1997)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

WHEN THE TRANSACTION REFERRED TO IN NOTE 21 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

To the Shareholders and Board of Directors of Donlar Corporation:

     We have audited the accompanying consolidated balance sheet of DONLAR CORPORATION (an Illinois corporation) AND SUBSIDIARIES as of December 31, 1995, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donlar Corporation and Subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the two years ended December 31, 1995, in conformity with generally accepted accounting principles.

Chicago, Illinois
February 12, 1996 (except with
respect to the matter discussed in
Note 21 as to which the date is
            , 1997)

                      DONLAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,            JUNE 30,
                                                              --------------------------   ------------
                           ASSETS                                1995           1996           1997
                                                                                           (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   614,231   $  2,322,134   $  3,718,244
  Short-term investments....................................    1,948,812     12,470,926      3,859,948
  Accounts receivable.......................................       80,300        845,282        817,682
  Inventories...............................................      215,937      2,724,743      4,987,411
  Prepaid expenses and other current assets.................       19,441         69,550         79,814
                                                              -----------   ------------   ------------
        Total current assets................................    2,878,721     18,432,635     13,463,099
                                                              -----------   ------------   ------------
PROPERTY, PLANT AND EQUIPMENT, NET..........................      390,962      5,500,670     10,352,282
                                                              -----------   ------------   ------------
OTHER ASSETS:
  Deferred financing costs, net of accumulated amortization
    of $0, $265,933 and $664,833 at December 31, 1995 and
    1996, and June 30, 1997, respectively...................           --      2,127,466      1,728,566
  Patents, net of accumulated amortization of $92,578,
    $173,582 and $222,907 at December 31, 1995 and 1996, and
    June 30, 1997, respectively.............................      919,617      1,244,352      1,318,637
  Deposits..................................................        3,500         46,389         92,778
                                                              -----------   ------------   ------------
        Total other assets..................................      923,117      3,418,207      3,139,981
                                                              -----------   ------------   ------------
                                                              $ 4,192,800   $ 27,351,512   $ 26,955,362
                                                              ===========   ============   ============
           LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Current portion of royalty obligation.....................  $        --   $         --   $    100,956
  Note payable..............................................      100,000             --             --
  Revolving credit facility.................................           --        828,400             --
  Accounts payable..........................................      132,091      2,562,410      1,486,624
  Accrued interest..........................................      510,549        916,191             --
  Accrued expenses..........................................        9,857         81,152        541,671
                                                              -----------   ------------   ------------
        Total current liabilities...........................      752,497      4,388,153      2,129,251
                                                              -----------   ------------   ------------
LONG-TERM LIABILITIES:
  Convertible debt..........................................    6,432,339     28,669,339     23,470,668
  Royalty obligation, net of current maturities.............           --      3,850,000      4,214,870
                                                              -----------   ------------   ------------
  Total long-term liabilities...............................    6,432,339     32,519,339     27,685,538
                                                              -----------   ------------   ------------
        Total liabilities...................................    7,184,836     36,907,492     29,814,789
                                                              -----------   ------------   ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT:
  Common stock, no par value, 25,000,000, 60,000,000 and
    60,000,000 shares authorized at December 31, 1995 and
    1996, and June 30, 1997, respectively; 4,400, 76,323,
    and 188,323 shares issued and outstanding as of December
    31, 1995 and 1996 and June 30, 1997, respectively.......        1,320         22,897         50,897
  Series A convertible preferred stock, no par value;
    20,000,000, 38,000,000 and 38,000,000 shares authorized
    at December 31, 1995 and 1996, and June 30, 1997,
    respectively; 14,120,775, 14,321,538, and 19,064,905
    shares issued and outstanding as of December 31, 1995
    and 1996, and June 30, 1997, respectively...............    2,762,206      3,831,195     16,536,471
  Series B preferred stock, no par value, 6,020,000 shares
    authorized at December 31, 1996, and June 30, 1997,
    respectively; 0, issued and outstanding at December 31,
    1995 and 1996 and June 30, 1997, respectively...........           --             --             --
  Series C preferred stock, no par value, 6,020,000 shares
    authorized at December 31, 1996, and June 30, 1997; 0,
    6,019,531 and 6,019,531 issued and outstanding at
    December 31, 1995 and 1996 and June 30, 1997,
    respectively............................................           --          1,000          1,000
  Additional paid-in capital................................           --      6,035,452      6,488,910
  Accumulated deficit.......................................   (5,755,562)   (18,599,325)   (25,524,506)
  Shareholder note receivable...............................           --       (847,199)      (412,199)
                                                              -----------   ------------   ------------
        Total shareholders' deficit.........................   (2,992,036)    (9,555,980)    (2,859,427)
                                                              -----------   ------------   ------------
                                                              $ 4,192,800   $ 27,351,512   $ 26,955,362
                                                              ===========   ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                FOR THE SIX MONTHS
                                      FOR THE YEARS ENDED DECEMBER 31,            ENDED JUNE 30,
                                  ----------------------------------------   -------------------------
                                     1994          1995           1996          1996          1997
                                                                                    (UNAUDITED)
Net sales.......................  $     9,610   $    22,777   $  2,142,467   $   575,205   $ 1,386,761
Cost of products sold...........        8,140        19,702      2,067,163       686,610     1,146,324
                                  -----------   -----------   ------------   -----------   -----------
       Gross profit (loss)......        1,470         3,075         75,304      (111,405)      240,437
Selling, general and
  administrative expenses.......      704,382     1,026,785      5,643,115     2,054,117     3,542,698
Research and development........      721,053     1,000,795      5,038,080       751,628     1,053,654
                                  -----------   -----------   ------------   -----------   -----------
       Loss from operations.....   (1,423,965)   (2,024,505)   (10,605,891)   (2,917,150)   (4,355,915)
Other income (expense):
  Interest income...............       14,646       100,277        409,722        69,611       271,432
  Interest expense..............     (112,941)     (366,860)    (2,647,594)   (1,313,128)   (2,840,698)
  Research income...............           --       510,322             --            --            --
                                  -----------   -----------   ------------   -----------   -----------
       Total other income
          (expense).............      (98,295)      243,739     (2,237,872)   (1,243,517)   (2,569,266)
                                  -----------   -----------   ------------   -----------   -----------
       Loss before income
          taxes.................   (1,522,260)   (1,780,766)   (12,843,763)   (4,160,667)   (6,925,181)
Provision for income taxes......           --            --             --            --            --
                                  -----------   -----------   ------------   -----------   -----------
Net loss........................  $(1,522,260)  $(1,780,766)  $(12,843,763)  $(4,160,667)  $(6,925,181)
                                  ===========   ===========   ============   ===========   ===========
Net loss per common share.......                              $                            $
                                                              ============                 ===========
Average common shares
  outstanding...................
                                                              ============                 ===========

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                                      SERIES A              SERIES B            SERIES C
                                         COMMON STOCK             PREFERRED STOCK        PREFERRED STOCK    PREFERRED STOCK
                                   ------------------------   ------------------------   ---------------   ------------------
                                     SHARES       AMOUNT        SHARES       AMOUNT      SHARES   AMOUNT    SHARES     AMOUNT
BALANCE, December 31, 1993.......   2,889,417   $ 1,433,350           --   $        --     --      $--            --   $  --
  Stock conversion...............  (2,889,417)   (1,433,350)  14,447,085     1,433,350     --       --            --      --
  Issuance of preferred stock....          --            --      338,400     1,513,856     --       --            --      --
  Retirement of preferred
    stock........................          --            --     (669,710)     (200,000)    --       --            --      --
  Net loss.......................          --            --           --            --     --       --            --      --
                                   ----------   -----------   ----------   -----------     --      ---     ---------   ------
BALANCE, December 31, 1994.......          --            --   14,115,775     2,747,206     --       --            --      --
  Exercise of stock options......       4,400         1,320           --            --     --       --            --      --
  Issuance of preferred stock....          --            --        5,000        15,000     --       --            --      --
  Net loss.......................          --            --           --            --     --       --            --      --
                                   ----------   -----------   ----------   -----------     --      ---     ---------   ------
BALANCE, December 31, 1995.......       4,400         1,320   14,120,775     2,762,206     --       --            --      --
  Exercise of stock options and
    warrants.....................      71,923        21,577          800         2,400     --       --            --      --
  Issuance of preferred stock....          --            --      199,963     1,066,589     --       --     6,019,531   1,000
  Issuance of stock options and
    warrants.....................          --            --           --            --     --       --            --      --
  Net loss.......................          --            --           --            --     --       --            --      --
                                   ----------   -----------   ----------   -----------     --      ---     ---------   ------
BALANCE, December 31, 1996.......      76,323        22,897   14,321,538     3,831,195     --       --     6,019,531   1,000
  Exercise of stock options and
    warrants (unaudited).........     112,000        28,000       86,960        47,297     --       --            --      --
  Conversion of notes and related
    interest (unaudited).........          --            --    3,593,721     6,813,208     --       --            --      --
  Issuance of warrants and vested
    stock options (unaudited)....          --            --           --            --     --       --            --      --
  Issuance of preferred stock
    (unaudited)..................          --            --    1,062,686     5,844,771     --       --            --      --
  Repayment of notes
    (unaudited)..................          --            --           --            --     --       --            --      --
  Net loss (unaudited)...........          --            --           --            --     --       --            --      --
                                   ----------   -----------   ----------   -----------     --      ---     ---------   ------
BALANCE, June 30, 1997
  (unaudited)....................     188,323   $    50,897   19,064,905   $16,536,471     --      $--     6,019,531   $1,000
                                   ==========   ===========   ==========   ===========     ==      ===     =========   ======

                                   ADDITIONAL                  SHAREHOLDER       TOTAL
                                    PAID-IN     ACCUMULATED       NOTE       SHAREHOLDERS'
                                    CAPITAL       DEFICIT      RECEIVABLE       DEFICIT
                                   ----------   ------------   -----------   -------------
BALANCE, December 31, 1993.......  $       --   $ (2,452,536)   $      --    $ (1,019,186)
  Stock conversion...............          --             --
  Issuance of preferred stock....          --             --           --       1,513,856
  Retirement of preferred
    stock........................          --             --           --        (200,000)
  Net loss.......................          --     (1,522,260)          --      (1,522,260)
                                   ----------   ------------    ---------    ------------
BALANCE, December 31, 1994.......          --     (3,974,796)          --      (1,227,590)
  Exercise of stock options......          --             --           --           1,320
  Issuance of preferred stock....          --             --           --          15,000
  Net loss.......................          --     (1,780,766)          --      (1,780,766)
                                   ----------   ------------    ---------    ------------
BALANCE, December 31, 1995.......          --     (5,755,562)          --      (2,992,036)
  Exercise of stock options and
    warrants.....................          --             --           --          23,977
  Issuance of preferred stock....          --             --     (847,199)        220,390
  Issuance of stock options and
    warrants.....................   6,035,452             --           --       6,035,452
  Net loss.......................          --    (12,843,763)          --     (12,843,763)
                                   ----------   ------------    ---------    ------------
BALANCE, December 31, 1996.......   6,035,452    (18,599,325)    (847,199)     (9,555,980)
  Exercise of stock options and
    warrants (unaudited).........          --             --           --          75,297
  Conversion of notes and related
    interest (unaudited).........          --             --           --       6,813,208
  Issuance of warrants and vested
    stock options (unaudited)....     453,458             --           --         453,458
  Issuance of preferred stock
    (unaudited)..................          --             --           --       5,844,771
  Repayment of notes
    (unaudited)..................          --             --      435,000         435,000
  Net loss (unaudited)...........          --     (6,925,181)          --      (6,925,181)
                                   ----------   ------------    ---------    ------------
BALANCE, June 30, 1997
  (unaudited)....................  $6,488,910   $(25,524,506)   $(412,199)   $ (2,859,427)
                                   ==========   ============    =========    ============

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         FOR THE SIX MONTHS
                                                               FOR THE YEARS ENDED DECEMBER 31,            ENDED JUNE 30,
                                                           ----------------------------------------   -------------------------
                                                              1994          1995           1996          1996          1997
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...............................................  $(1,522,260)  $(1,780,766)  $(12,843,763)  $(4,160,667)  $(6,925,181)
  Adjustments to reconcile net loss to net cash used in
    operating activities--
    Depreciation and amortization........................       95,740       112,478        874,211        96,731     1,138,201
    Expense related to issuance of stock options and
      warrants...........................................           --            --      6,035,452       941,540     1,265,729
    Changes in operating assets and liabilities--
      Accounts receivable................................           --       (80,300)      (764,982)      (37,912)       33,600
      Inventories........................................      (37,788)     (158,149)    (2,508,806)     (884,060)   (2,262,668)
      Prepaid expenses and other current assets..........        7,192       (19,441)       (50,109)     (457,991)      (10,263)
      Deposits...........................................           --        (3,500)       (42,889)      (42,889)      (46,389)
      Accounts payable...................................       14,050      (160,070)     2,430,319       958,049    (1,075,786)
      Accrued interest and expenses......................       81,030       353,555        826,937       384,047     1,041,123
                                                           -----------   -----------   ------------   -----------   -----------
          Net cash used in operating activities..........   (1,362,036)   (1,736,193)    (6,043,630)   (3,203,152)   (6,841,634)
                                                           -----------   -----------   ------------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments....................           --    (1,948,812)   (12,470,926)           --    (3,859,948)
  Redemption of short-term investments...................           --            --      1,948,812     1,948,812    12,470,926
  Purchases of property, plant and equipment.............      (68,980)      (81,854)    (5,046,467)   (1,178,631)   (4,958,021)
  Investments in patents.................................     (669,258)     (172,532)      (405,739)     (157,593)     (123,610)
                                                           -----------   -----------   ------------   -----------   -----------
          Net cash used in investing activities..........     (738,238)   (2,203,198)   (15,974,320)      612,588     3,529,347
                                                           -----------   -----------   ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deferred financing costs...............................           --            --     (2,393,399)           --            --
  Proceeds from issuance of convertible debt, Series C
    preferred stock, royalty obligation, shares in a
    subsidiary and warrants..............................    1,017,071     4,807,339     26,050,000        50,000            --
  Proceeds from issuance of Series A preferred stock.....    1,040,000        15,000             --       201,515     5,032,500
  Principal repayments of convertible debt...............     (100,814)     (307,342)      (800,000)           --            --
  Proceeds from bridge financing.........................           --            --      2,600,000     2,600,000            --
  Repayment of bridge financing..........................           --            --     (2,600,000)           --            --
  Net borrowings (repayments) under revolving credit
    facility.............................................           --            --        828,400            --      (828,400)
  Payment for retirement of preferred stock..............     (200,000)           --             --            --            --
  Proceeds from the exercise of stock options and
    warrants.............................................           --         1,320         11,677         3,026        69,297
  Other..................................................           --            --         29,175            --            --
  Loan to shareholder....................................           --            --        (55,000)           --            --
  Proceeds from repayment of shareholder loan............      100,000            --         55,000            --       435,000
                                                           -----------   -----------   ------------   -----------   -----------
          Net cash provided by financing activities......    1,856,257     4,516,317     23,725,853     2,854,541     4,708,397
                                                           -----------   -----------   ------------   -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........     (244,017)      576,926      1,707,903       263,977     1,396,110
CASH AND CASH EQUIVALENTS, beginning of period...........      281,322        37,305        614,231       614,231     2,322,134
                                                           -----------   -----------   ------------   -----------   -----------
CASH AND CASH EQUIVALENTS, end of period.................  $    37,305   $   614,231   $  2,322,134   $   878,208   $ 3,718,244
                                                           ===========   ===========   ============   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during year for--
    Interest.............................................  $    18,966   $     9,071   $    286,924   $        --   $    29,065
    Taxes................................................           --            --             --            --            --
  Noncash financing activities--
    Issuance of 40,303 shares of Series A preferred stock
      for the purchase of land...........................  $        --   $        --   $    201,515   $   201,515   $        --
    Issuance of 154,035 shares of Series A preferred
      stock for note receivable from shareholder.........  $        --   $        --   $    847,199   $        --   $        --
    Issuance of 5,625 shares of Series A preferred stock
      for compensation...................................  $        --   $        --   $     17,875   $        --   $        --
    Issuance of 3,741,407 shares of Series A preferred
      stock for conversion of notes payable..............  $        --   $        --   $         --   $        --   $ 7,625,479
                                                           ===========   ===========   ============   ===========   ===========

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

     Donlar Corporation and Subsidiaries (the "Company") develop and market a new family of environmentally friendly biodegradable polymers, known as thermal polyaspartates ("TPA"). During 1996, the Company began manufacturing and distributing these polymers to agricultural and industrial markets. In the agricultural market, the products increase a plant's uptake of fertilizer from the soil and have been focused toward winter wheat, corn and cotton. In the industrial markets, the products replace nonbiodegradable polyacrylates and have been focused toward the oil and water treatment, detergent and cleaners, and personal care fields. The Company sells its products to distributors primarily in the United States and Europe. The Company was formed on January 8, 1990, and was in the development stage through December 31, 1994. The year ended December 31, 1995, was the first year during which it was considered an operating company.

2. RISKS AND UNCERTAINTIES

     a. Absence of Operating Profits -- The Company has incurred a net loss in each year since its founding, and as of June 30, 1997, has an accumulated deficit of $25,524,506. The Company expects to incur operating losses over the near term. The Company's ability to achieve profitability will depend on many factors including the Company's ability to develop, manufacture, introduce and market commercially acceptable products. There can be no assurance that the Company will ever achieve a profitable level of operations or if profitability is achieved, that it can be sustained.

     b. Early Stages of Development of the Company's Products -- The Company was founded in 1990 and until 1996 was engaged principally in research and development activities. Currently, the Company is in the early stages of commercialization, has only a limited number of product offerings and potential product applications are in the early stages of development. As a result, the Company's TPA products have been sold in limited quantities and there can be no assurance that a significant market will develop for such products. Therefore, the Company's failure to develop, manufacture and commercialize TPA products on a timely and cost-effective basis could have a material adverse effect on the Company's financial results.

     c. Limited Manufacturing Capacity and Experience -- The Company completed construction of a manufacturing facility in Peru, Illinois during 1997. The Company's success will depend in part on the Company's ability to manufacture its products in significant quantities, with consistent quality, at acceptable costs and on a timely basis. The Company has limited experience in high-volume manufacturing. The Company also anticipates constructing an L-aspartic acid manufacturing facility within the next one to three years. In addition, in order to fully commercialize TPA products cost effectively in certain performance chemical applications, the Company will need to construct an as yet undesigned liquid process and derivatives manufacturing facility. No assurance can be given that the Company can make the transition to high-volume production or construct and operate an L-aspartic acid facility or a liquid process and derivatives manufacturing facility on a timely or economical basis.

     d. Need for Additional Capital and Uncertainty of Additional Financing -- The Company's future capital requirements depend on many factors which may result in the Company seeking additional funding through public or private debt or equity financing. There can be no assurance that additional financing will be available on acceptable terms or at all.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Principles of Consolidation -- The consolidated financial statements include the accounts of Donlar and all entities in which the Company exercises unilateral control. All significant intercompany balances and transactions have been eliminated.

     b. Cash and Cash Equivalents -- Cash and cash equivalents include cash in banks and investments with original maturities of up to three months.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     c. Short-Term Investments -- The Company invests in Treasury Bills and certificates of deposit with maturity periods ranging from six to nine months. Short-term investments are valued at the lower of cost or market and at the balance sheet date approximate fair market value.

     d. Inventories -- Inventories are stated at the lower of cost or market value, using the first-in, first-out method. Inventories consisted of the following:

                                                      DECEMBER 31,          JUNE 30,
                                                 ----------------------    -----------
                                                   1995         1996          1997
                                                                           (UNAUDITED)
Raw material.................................    $193,240    $  263,393     $  871,480
Finished goods...............................      22,697     2,461,350      4,115,931
                                                 --------    ----------     ----------
                                                 $215,937    $2,724,743     $4,987,411
                                                 ========    ==========     ==========

     e. Property, Plant and Equipment -- Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and depreciated over their useful lives. Repairs and maintenance are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in the statement of operations. Depreciation is determined using the straight-line method for financial reporting purposes. Leasehold improvements are amortized over the shorter of the life of the asset or the lease term.

     During 1996, the Company changed the estimated useful lives of various assets. The change in estimate had an immaterial effect on the consolidated financial statements.

     f. Deferred Financing Costs -- Financial costs related to the issuance of convertible notes payable have been capitalized and are being amortized over the three-year maturity periods of the debt.

     g. Patents -- Costs incurred in patenting intellectual property are capitalized and amortized over fifteen years using the straight-line method.

     h. Revenue Recognition -- Revenues from product sales are recognized when the product has been shipped.

     i. Research and Development -- Costs associated with the research and development of new products are expensed as incurred.

     j. Accounting for Stock-Based Compensation -- In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of Statement 123 with respect to its employees' and directors' noncompensatory stock options and warrants. The expense associated with stock options and warrants issued to nonemployees and nondirectors is reflected in the consolidated financial statements in accordance with Statement 123. As permitted by Statement 123, the intrinsic value of compensatory stock options is reflected in the consolidated financial statements in accordance with Accounting Principles Board Opinion No. 25.

     k. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     l. Reclassifications -- Certain prior year amounts have been reclassified to conform to June 30, 1997 presentation.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     m. Income Taxes -- The Company provides for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the differences between the financial statement amounts and tax bases of assets and liabilities, considering the tax rates in effect when these differences are expected to reverse.

     n. Net Loss Per Common Share -- Net loss per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents represent options, warrants, and convertible stock using the treasury stock method for all periods presented. Common stock equivalents are not included in the net loss per share calculations since the effect of their inclusion would be anti-dilutive, except that common stock and common stock equivalents issued during the twelve month period prior to the proposed public offering will be included in the net loss per share calculation, as if they were outstanding for all periods presented using the treasury stock method, once a price per share is determined.

     In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("Statement 128, "Earnings per Share.") Adoption of Statement 128 is required for all periods ending after December 15, 1997, and early adoption is not permitted. This statement will not have a material impact on the Company's results of operations.

     o. Interim Financial Data -- The unaudited balance sheet as of June 30, 1997, the unaudited statement of stockholders' deficit for the six months ended June 30, 1997, and the unaudited statements of operations and cash flows for the six months ended June 30, 1996 and 1997, include, in the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1997, are not necessarily indicative of the results which may be expected for the year ending December 31, 1997. The information included in these Notes to Financial Statements relating to the six months ended June 30, 1996 and 1997, is unaudited.

4. CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

     The Company places its cash and short-term investments with high quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.

     The Company currently sells primarily to customers located in the United States and Europe. The Company reviews a customer's credit history before extending credit. In addition, the Company typically reviews the financial strength of its customers and, as a consequence, believes that its trade accounts receivable risk is limited. During 1996, certain customers had credit terms such that 25% was due within 30 days and the remainder was due in 25% increments as product was sold. During 1997 credit terms will be established in accordance with industry standards. One customer in the agriculture industry accounted for approximately 0%, 4.0% and 39.2% of net sales as of December 31, 1994, 1995 and 1996, and 38.7% and 29.5% of net sales for the six months ended June 30, 1996 and 1997, respectively, and 0%, 45.3% and 34.2% of accounts receivable at December 31, 1995 and 1996, and June 30, 1997, respectively.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, along with corresponding estimated useful lives, consisted of the following:

                                                        DECEMBER 31,          JUNE 30,
                                                   ----------------------    -----------
          DESCRIPTION               USEFUL LIFE      1995         1996          1997
                                                                             (UNAUDITED)
Land............................            --     $     --    $  566,782    $   566,782
Building........................      30 years           --            --      5,465,367
Laboratory and plant
  equipment.....................    5-10 years      395,397     1,512,430      1,590,101
Furniture and fixtures..........     5-7 years       51,821       201,884        300,527
Leasehold improvements..........    4-10 years       22,060       102,701        103,920
Construction in progress........            --      236,027     3,569,489      2,884,610
                                                   --------    ----------    -----------
  Total property, plant and
     equipment..................                    705,305     5,953,286     10,911,307
Less-- Accumulated depreciation
  and amortization..............                    314,343       452,616        559,025
                                                   --------    ----------    -----------
  Property, plant and equipment,
     net........................                   $390,962    $5,500,670    $10,352,282
                                                   ========    ==========    ===========

6. REVOLVING CREDIT FACILITY

     In February, 1996, the Company obtained a line of credit which allowed for borrowings up to $1,000,000. The line of credit was personally guaranteed by certain stockholders of the Company, bore interest at prime plus 1% (9.25% on December 31, 1996) and expired on March 31, 1997. At December 31, 1996, the Company had borrowings of $828,400 under the line of credit facility and unused availability of $171,600. As of June 30, 1997, all borrowings under the line of credit had been repaid. The Company is currently in negotiations with a commercial bank for a new line of credit.

7. DEBT

     a. Note Payable -- The note payable at December 31, 1995, of $100,000 was due and paid in August, 1996. The interest rate was 5.25%.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     b. Convertible Debt -- Convertible debt consisted of the following:

                                                   DECEMBER 31,            JUNE 30,
                                             -------------------------    -----------
                                                1995          1996           1997
                                                                          (UNAUDITED)
Unsecured notes payable, due August 26,
  1999, with a variable royalty payment
  in lieu of interest, convertible into
  6,019,531 shares of Series A and
  6,019,531 shares of Series B preferred
  stock at December 31, 1996 and June 30,
  1997, net of unamortized debt discount
  of $3,113,000 and $2,529,332
  (unaudited) at December 31, 1996 and
  June 30, 1997, respectively (Note
  18)....................................    $       --    $22,887,000    $23,470,668
Unsecured notes payable, due June, 1997,
  bearing interest at the bank's prime
  interest rate (8.50% and 8.25% at
  December 31, 1995 and 1996,
  respectively), adjusted annually at
  January 1, convertible into 2,277,900
  and 1,640,698 shares, respectively, of
  Series A preferred stock (Note 16).....     1,000,000        700,000             --
Unsecured notes payable, due beginning
  March, 1997, bearing interest at 8%,
  convertible into 2,245,366 and
  2,100,700 shares, respectively, of
  Series A preferred stock (Note 16).....     5,432,339      5,082,339             --
                                             ----------    -----------    -----------
                                             $6,432,339    $28,669,339    $23,470,668
                                             ==========    ===========    ===========

     In August, 1996, the Company received $26,000,000 in exchange for (a) unsecured notes payable which are convertible into shares of Series A and B preferred stock (b) Series C preferred stock, (c) shares in one of the Company's subsidiaries, (d) warrants to purchase common stock of the Company and (e) future royalty payments. The proceeds were allocated to the equity instruments and liabilities based upon estimated fair market value and resulted in recording debt discount totaling $3,502,000. The debt discount is being amortized over the three-year maturity period of the related debt (Note 18).

     Included in unsecured notes payable above is $6,432,339, $27,720,339 and $23,470,668 (unaudited) at December 31, 1995 and 1996, and June 30, 1997, respectively, in notes which were issued to stockholders.

     c. Bridge Financing -- During 1996, the Company obtained $2,600,000 in bridge financing prior to consummation of the financing transaction described above. The bridge financing lenders included certain employees, shareholders and note holders. In connection with the bridge financing, the Company issued warrants to purchase 553,847 shares of Series A preferred stock at $6.50 per share. The number of shares and exercise price are subject to change based on completion of future equity offerings by the Company; the exercise price will be adjusted to equal the weighted average of all prices paid for future equity issuances. The exercise price at June 30, 1997 was $4.50 (unaudited). The warrants are exercisable for a 10-year period. The Company must give the holder of the warrant ten days notice of the proposed effective date of a public offering or merger and, if the warrant has not been exercised by the effective date of the transaction, it shall terminate.

     The value of these warrants, totaling $941,540, has been included in interest expense in the accompanying consolidated statement of operations in 1996.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. INCOME TAXES

     At December 31, 1996, and June 30, 1997, the Company had Federal tax net operating loss carryforwards of approximately $10,750,000 and $17,074,000 (unaudited), respectively, which begin to expire in 2007. The provision for income taxes consisted of the following:

                                                              DECEMBER 31,                  JUNE 30,
                                                  -------------------------------------    -----------
                                                    1994         1995          1996           1997
                                                                                           (UNAUDITED)
Current--
  Federal.....................................    $      --    $      --    $        --     $       --
  State.......................................           --           --             --             --
                                                  ---------    ---------    -----------     ----------
       Total current provision................           --           --             --             --
                                                  ---------    ---------    -----------     ----------
Deferred--
  Federal.....................................      517,568      605,460       4,367,00      2,355,000
  State.......................................       70,024       81,915        591,000        318,000
                                                  ---------    ---------    -----------     ----------
       Total deferred provision...............      587,592      687,375       4,958,00       2,673,00
                                                  ---------    ---------    -----------     ----------
Valuation allowance...........................     (587,592)    (687,375)    (4,958,000)    (2,673,000)
                                                  ---------    ---------    -----------     ----------
       Total provision for income taxes.......    $      --    $      --    $        --     $       --
                                                  =========    =========    ===========     ==========

     A reconciliation of the statutory Federal tax rate to the actual effective income tax rate for each of the three years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997 (unaudited), is as follows:

Statutory rate..............................................     34.0%
State taxes, net of federal benefit and state credits.......      4.6
Valuation allowance.........................................    (38.6)
                                                                -----
       Effective rate.......................................       --%
                                                                =====

     The components of the net deferred tax assets and liabilities are as follows:

                                                DECEMBER 31,           JUNE 30,
                                          -------------------------   -----------
                                             1995          1996          1997
                                                                      (UNAUDITED)
Deferred tax assets --
  Net tax operating loss
     carryforwards......................  $ 1,647,400   $ 4,156,000   $ 6,590,000
  Stock options, warrants, and other....           --     2,395,000     2,629,000
                                          -----------   -----------   -----------
          Total deferred tax assets.....    1,647,400     6,551,000     9,219,000
                                          -----------   -----------   -----------
Deferred tax liabilities --
  Property and equipment................           --       (14,000)      (50,000)
                                          -----------   -----------   -----------
          Total deferred tax
            liabilities.................           --       (14,000)      (50,000)
                                          -----------   -----------   -----------
Valuation allowance.....................   (1,647,400)   (6,537,000)   (9,169,000)
                                          -----------   -----------   -----------
          Net deferred taxes............  $        --   $        --   $        --
                                          ===========   ===========   ===========

9. SHAREHOLDERS' EQUITY

     During January, 1994, the Board of Directors authorized a 5-for-1 conversion of Series A preferred stock for common stock held by the stockholders of record at that time.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 1996, the Company increased the authorized shares of common stock and Series A preferred stock to 60,000,000 and 38,000,000 shares, respectively. In addition, the Company authorized 6,020,000 shares of Series B preferred stock and authorized 6,020,000 and issued 6,019,531 shares of Series C preferred stock. The Company has reserved 46,000,000 shares of common stock, 6,019,531 shares of Series A preferred stock, and 6,019,531 shares of Series B preferred stock for the exercise of stock options and warrants and the conversion of notes and Series A preferred stock.

     Series A preferred stock is convertible into shares of common stock at a rate of one to one, has voting privileges, a stated liquidation preference amount of $2.25 per share and is entitled to noncumulative dividends which are declared at the discretion of the Board of Directors. Series B preferred stock does not have voting privileges or a stated dividend rate, but does have a liquidation preference amount of $2.11 per share. Series B preferred stock is retired at the time Series A preferred stock is converted to common stock. Series C preferred stock has voting privileges, a liquidation preference amount of $0.000167 per share, and no stated dividend rate. Series C preferred stock is retired at the time certain convertible noteholders convert their notes to Series A and Series B preferred stock.

     In accordance with the Shareholders Agreement (see Note 18), the Company has the right of first refusal on all dispositions of stock, except as described below. All shareholders are required to give the Company 30 days written notice of their intention to dispose of shares. The written notice must include the terms and conditions of the proposed disposition. The Company has 30 days to purchase all or a portion of the shares. If the Company chooses not to purchase the shares, the shareholder must execute the transaction with the proposed purchaser within 90 days of the written notice. The Company does not have the right of first refusal if the shares are being transferred to family members, family trusts or charitable, educational, fraternal or religious organizations. In addition, 10% shareholders (as defined) may dispose of a portion of their ownership without consent of the Company, as long as the fair market value of the shares or the consideration to be received does not exceed $500,000, subject to certain restrictions. Beginning in August, 1998, 10% shareholders may transfer up to 25% of their ownership without the Company's consent, as long as the prospective purchaser is not a competitor.

10. STOCK OPTIONS AND WARRANTS

     a. Stock Options -- In 1994, the Company adopted incentive and nonstatutory stock option plans (1994 Plans) for employees and consultants and has reserved 3,000,000 shares of common stock and 1,000,000 shares of Series A preferred stock for issuance under such plans. The plans are administered by the Board of Directors and provide for the issuance of options to purchase shares of common stock and Series A preferred stock. Terms of each option, including the exercise price and vesting period, are determined by the Board of Directors, and in no event can the life of an option exceed ten years from the date of grant. Generally, the options vest either immediately or over a five-year period.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Activity of the stock option plans is as follows:

                                                            SHARES UNDER OPTION
                                 -------------------------------------------------------------------------
                                               COMMON                           SERIES A PREFERRED
                                 -----------------------------------    ----------------------------------
                                                            WEIGHTED                              WEIGHTED
                                   NUMBER      EXERCISE     AVERAGE      NUMBER      EXERCISE     AVERAGE
                                     OF          PRICE      EXERCISE       OF         PRICE       EXERCISE
                                   SHARES        RANGE       PRICE       SHARES       RANGE        PRICE
Outstanding as of December 31,
  1993.........................     100,000    $.23-$.30      $.24        85,120    $      .44     $ .44
     Issued....................   1,994,676    $.23-$.30      $.28        73,333    $     3.00     $3.00
     Canceled..................          --           --        --            --            --        --
     Exercised.................          --           --        --            --            --        --
                                 ----------                             --------
Outstanding as of December 31,
  1994.........................   2,094,676    $.23-$.30      $.28       158,453    $.44-$3.00     $1.62
     Issued....................     262,267    $     .30      $.30       138,333    $     3.00     $3.00
     Canceled..................      (6,024)   $     .30      $.30            --            --        --
     Exercised.................      (4,400)   $     .30      $.30            --            --        --
                                 ----------                             --------
Outstanding as of December 31,
  1995.........................   2,346,519    $.23-$.30      $.28       296,786    $.44-$3.00     $2.27
     Issued....................     264,972    $     .30      $.30       297,200    $     5.00     $5.00
     Canceled..................          --           --        --            --            --        --
     Exercised.................     (69,423)   $     .30      $.30          (800)   $     3.00     $3.00
                                 ----------                             --------
Outstanding as of December 31,
  1996.........................   2,542,068    $.23-$.30      $.28       593,186    $.44-$5.00     $3.64
     Issued....................      39,272    $     .30      $.30       111,818    $     5.50     $5.50
     Canceled..................          --           --        --            --            --        --
     Exercised.................    (112,000)   $.23-$.30      $.23       (84,960)   $      .44     $ .44
                                 ----------                   ----      --------    ----------     -----
Outstanding as of June 30, 1997
  (unaudited)..................   2,469,340    $.23-$.30      $.28       620,044    $.44-$5.50     $4.41
                                 ==========    =========      ====      ========    ==========     =====
Exercisable at December 31,
  1996.........................   1,485,367    $.23-$.30      $.28       463,272    $.44-$5.50     $3.04
                                 ==========    =========      ====      ========    ==========     =====
Exercisable at June 30, 1997
  (unaudited)..................   1,823,971    $.23-$.30      $.28       446,733    $.44-$5.50     $4.41
                                 ==========    =========      ====      ========    ==========     =====

     The fair value of each option granted in 1995 and 1996 was estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, a risk-free interest rate of 6.8%, expected volatility of 55% and expected life of seven years.

     The fair value of each option granted during the six months ended June 30, 1997 was estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, a risk-free interest rate of 6.8%, expected volatility of 55% and expected life of 7 years.

     The weighted average fair value of the options granted during 1995 under the Company's stock option plan, was approximately $.19 and $1.91 for common stock and Series A preferred stock, respectively. As of December 31, 1995 the remaining contractual life of all options was approximately 8.6 years.

     The weighted average fair value of the options granted during 1996 under the Company's stock option plan, was approximately $4.82 and $3.21 for common stock and Series A preferred stock, respectively. As of December 31, 1996, the remaining contractual life of all options was approximately 7.9 years.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted average fair value of the options granted during the six months ended June 30, 1997 under the Company's stock option plan, was approximately $5.31 and $3.52 (unaudited) for common stock and Series A preferred stock, respectively. As of June 30, 1997, the remaining contractual life of all options was approximately 7.1 years.

     b. Warrants -- The Company issued warrants during 1996 in connection with the issuance of convertible notes payable due in 1999. The warrants, if exercisable, permit the holders to purchase additional shares of common stock, which, when combined with shares issued and to be issued upon conversion of the notes and other equity instruments, would equal 49.92% of the then outstanding common stock. The warrants are exercisable if the Company does not achieve certain earnings targets beginning in 1998, and on or before the first to occur of the Royalty Termination Date or an initial public offering as defined in the agreement. The warrants have no expiration date and are exercisable at $.00001 per share. The warrants terminate on the completion of a public offering as defined in the Securities Purchase Agreement related to the August, 1996 financing. Management estimated that the warrants would not become exercisable. Therefore, no value for the warrants was recorded in the accompanying consolidated financial statements (See Note 18).

     The Company has also issued other warrants to purchase common stock and Series A preferred stock. Warrants to purchase common stock were issued together with the convertible debt which is due beginning in 1997. During 1996, the Company offered 147,686 shares of Series A preferred stock and warrants to purchase 109,647 shares of Series A preferred stock with an exercise price of $5 per share as an incentive for convertible debt holders to convert their notes. The Company must give the holder of the warrant ten days notice of the proposed effective date of a public offering or merger and, if the warrant has not been exercised by the effective date of the transaction, it shall terminate.

     During 1996, the Company also issued warrants for 712,299 shares of Series A preferred stock at an exercise price of $.074 per share to one of its Directors who is developing pharmaceutical applications for the Company's products. The warrants expire in ten years. In addition, this Director purchased 154,036 shares of Series A preferred stock in exchange for an $847,199 note due in March, 1998, collateralized by the shares. During the period ended June 30, 1997, the shareholder paid $435,000 of the note receivable.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Warrant activity is as follows:

                                                              SHARES UNDER WARRANT
                                          ------------------------------------------------------------
                                                 COMMON                   SERIES A PREFERRED
                                          --------------------   -------------------------------------
                                                                                             WEIGHTED
                                                      EXERCISE                  EXERCISE      AVERAGE
                                          NUMBER OF    PRICE     NUMBER OF        PRICE      EXERCISE
                                           SHARES      RANGE       SHARES         RANGE        PRICE
Outstanding as of December 31, 1994....         --        --             --        --             --
  Granted..............................    271,617      $.30             --        --             --
  Canceled.............................         --        --             --        --             --
  Exercised............................         --        --             --        --             --
                                           -------               ----------
Outstanding as of December 31, 1995....    271,617      $.30             --        --             --
  Granted..............................      2,500      $.30     18,093,909   $.00001-$6.50    $ .20
  Canceled.............................         --        --             --        --             --
  Exercised............................     (2,500)     $.30             --        --             --
                                           -------               ----------
Outstanding as of December 31, 1996....    271,617      $.30     18,093,909   $.00001-$6.50    $ .20
  Granted..............................         --        --      1,173,735       $5.00        $5.00
  Canceled.............................         --        --             --        --             --
  Exercised............................         --        --         (2,000)      $5.00        $5.00
                                           -------               ----------
Outstanding as of June 30, 1997
  (unaudited)..........................    271,617      $.30     19,265,644   $.00001-$6.50    $ .23
                                           =======      ====     ==========   =============    =====
Exercisable at December 31, 1996.......    271,617      $.30      1,266,146    $.07-$6.50      $2.89
                                           =======      ====     ==========   =============    =====
Exercisable at June 30, 1997
  (unaudited)..........................    271,617      $.30      1,373,793    $.07-$6.50      $3.05
                                           =======      ====     ==========   =============    =====

     The fair value of each warrant in 1996 was estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, a risk-free interest rate of 6.3%, expected volatility of 55% and expected life of 7 years.

     The fair value of each warrant in 1997 was estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, a risk-free interest rate of 6.8%, expected volatility of 55% and expected life of 7 years.

     The weighted average fair value of the Series A preferred warrants granted for the year ended December 31, 1996, was approximately $.27. As of December 31, 1996, the remaining contractual life of these warrants with an expiration date was approximately 9.6 years. The weighted average fair value of the common warrants for the year ended December 31, 1996, was approximately $3.13. As of December 31, 1996, the remaining contractual life of these warrants was approximately 7.9 years.

     The weighted average fair value of the Series A preferred warrants granted for the six months ended June 30, 1997 was approximately $.30 (unaudited). As of June 30, 1997 the remaining contractual life of these warrants with an expiration date was approximately 9.75 years.

     c. Pro Forma Results -- Had the Company accounted for its options and warrants in accordance with Statement 123, 1995, 1996 and June 30, 1997 pro forma net loss would have been approximately $1,890,592 and $13,449,392, and $7,126,976 (unaudited) respectively. Pro forma earnings per share should have
been           ,           and           (unaudited) for 1995, 1996 and June 30,
1997, respectively. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may be granted.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. BENEFIT PLANS

     On January 1, 1996, the Company adopted a 401(k) savings plan. Employees meeting certain eligibility requirements, as defined, may contribute a percentage of pretax gross wages up to the legally defined deferral limit. The Company may make discretionary contributions. As of June 30, 1997, the Company has not made any contributions to the plan.

12. OPERATING LEASES

     The Company leases certain equipment and office space under noncancelable operating leases that expire through February, 2000. Under the terms of the leases, the Company is also responsible for the payment of property taxes and other related expenses. Certain leases contain multiple renewal options covering additional periods ranging from one to two years. The Company is currently renegotiating its office space lease, which expired in July, 1997. The lessor has extended the lease on a month-to-month basis, with monthly rent payments of $21,981, until a new lease agreement is negotiated. Total rent expense was $44,291, $52,684 and $160,772 for the years ended December 31, 1994, 1995 and
1996, respectively, and $60,100 and $133,205 (unaudited) for the six months ended June 30, 1996 and 1997, respectively.

     Future minimum lease commitments of the Company under noncancelable operating leases are as follows at December 31, 1996:

1997..............................  $172,049
1998..............................    26,666
1999..............................     9,508
2000..............................     1,040
2001..............................        --
                                    --------
                                    $209,263
                                    ========

13. COMMITMENTS AND CONTINGENCIES

     In 1994, the Company entered into a licensing agreement with a shareholder for the use of patent rights. The licensing agreement requires the Company to pay $7,500,000 in cumulative royalties. Annual payments are based upon sales volume of agricultural product except that minimum annual payments of $50,000 are required to be made the earlier of June 1, 1999, or when cumulative sales of licensed products exceeds $5,000,000. Royalty payments, as a percentage of sales, are 4% for the first $2,000,000 of royalties, decreasing one percentage point to a floor of 1% for each $2,000,000 in royalties paid until $7,500,000 in cumulative royalties is paid. As of June 30, 1997, while royalties have been accrued, no royalties have been paid.

     During 1996, the Company began construction of a new manufacturing facility in Peru, Illinois. As of June 30, 1997, the Company expects to invest an additional $1,600,000 to complete construction of the facility in 1997. The general contractor for the project is a holder of preferred stock and convertible debt of the Company.

     During 1996, the Company entered into a royalty agreement with certain convertible note holders in connection with the issuance of $26,000,000 (face value) in convertible debt and other equity instruments. The agreement requires annual royalty payments, beginning January 1, 1997, equal to 7.28% of net sales. The royalty payments terminate on the first to occur of (a) an acceptable sale or public offering as defined in the agreement or (b) any date after December 31, 2000, as of which the net present value of the sum of all royalty payments plus a hypothetical final payment of $15,600,000, all discounted at a rate of 30%, equals $15,600,000. The estimated fair value of this obligation, plus imputed interest at 30%, which is subject to adjustment, is included in the accompanying consolidated balance sheet as a royalty obligation. Upon the

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consummation of a Qualified Public Offering, as defined, the Company is obligated to pay an Accelerated Royalty Payment, as defined. (See Note 18).

     The Company is a party to a joint research and exclusive distribution agreement to develop and commercialize technology relating to thermal polyaspartate. Both parties are required to pay a royalty to the other, based upon sales of products developed and marketed under the agreement. The distribution agreement permits the other party to market the Company's existing products under the other party's trade names and trademarks. The agreement further commits the other party to the following purchases from the Company in order to maintain exclusivity: $700,000 in 1997; $1,800,000 in 1998; $3,000,000
in 1999, and prior year's purchases plus 10% for the year 2000 and after.

     The Company maintains employment agreements with certain key employees providing for minimum aggregate annual payments of $520,000. Under the agreements, the employees are also eligible for cash and stock bonuses. The Company has also agreed to provide $550,000 in life insurance coverage each for two of the key employees.

     As of June 30, 1997, the Company had commitments to purchase approximately $1.3 million (unaudited) in raw materials from two overseas suppliers prior to December 31, 1997.

     The Company and Dr. Gerald Gleich, Vice President of Research of its subsidiary, Donlar Pharmaceuticals Corporation, entered into an agreement in May 1997 whereby the Company purchased certain patents relating to the use of polyaspartates in a wide variety of allergic conditions. In return for those patents, Dr. Gleich was granted a 10% interest in Donlar Pharmaceutical Corporation and the right to receive royalties on sales of products based on those patents at rates ranging from 0.5% to 2.0%, to a maximum aggregate of $10 million.

14. RELATED-PARTY TRANSACTIONS

     One of the Company's common stockholders is a distributor for the Company. Sales to this customer totaled approximately $0, $1,000 and $844,000 for the years ended December 31, 1994, 1995 and 1996, and $222,000 and $412,000
(unaudited) for the six months ended June 30, 1996 and 1997, respectively.

     Engineering services for the Company's new manufacturing facility in Peru, Illinois, amounting to approximately $0, $0 and $730,000 as of December 31, 1994, 1995 and 1996, and $120,000 and $1,104,000 (unaudited) as of June 30, 1996 and 1997, respectively, were provided by a holder of convertible notes and preferred stock. Of these amounts, approximately $0, $352,000 and $428,000 (unaudited) is included in accounts payable as of December 31, 1995 and 1996, and June 30, 1997, respectively. In September 1997, this preferred shareholder was issued 83,605 shares of Series A preferred stock in satisfaction of certain obligations.

     The Company paid approximately $0, $118,000, $636,000, $75,000 and $0 during 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, respectively, in fees to a law firm having a partner who has options to purchase 25,000 shares of Series A preferred stock and who is an officer of the Company.

     Consulting services amounting to $0, $3,700, $77,000, and $45,000 as of December 31, 1994, 1995, and 1996, and $1,500 and $45,000 (unaudited) for the six months ended June 30, 1996 and 1997, respectively, were provided by a Company in which a Shareholder is a director and owner.

15. SEGMENT INFORMATION

     The Company manufactures and sells its TPA products in the agriculture and performance chemical markets. Assets are not identifiable by segment as all manufacturing has been done at the Company's pilot

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

plant facility at Bedford Park, Illinois using the same production equipment. Segment information by industry and geographic area is shown below:

                                       YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                               ----------------------------------------   -------------------------
        INDUSTRY DATA             1994          1995           1996          1996          1997
        -------------             ----          ----           ----          ----          ----
                                                                                 (UNAUDITED)
Sales
  Agriculture................  $        --   $       906   $  2,132,721   $   565,459   $ 1,343,094
  Performance Chemicals......        9,610        21,871          9,746         9,746        43,667
  Consolidated...............        9,610        22,777      2,142,467       575,205     1,386,761
Operating Profit
  Agriculture................           --       (64,479)   (10,571,570)   (2,881,874)   (4,074,508)
  Performance Chemicals......   (1,423,965)   (1,449,704)       (34,321)      (35,276)     (281,407)
  Consolidated...............   (1,423,965)   (1,514,183)   (10,605,891)   (2,917,150)   (4,355,915)
Sales
  United States..............           --           906      2,132,721       565,459     1,351,481
  Europe.....................        9,610        21,871          9,746         9,746        35,280
  Consolidated...............        9,610        22,777      2,142,467       575,205     1,386,761
Operating Profit
  United States..............           --       (64,479)   (10,571,570)   (2,881,874)   (4,114,301)
  Europe.....................   (1,423,965)   (1,449,704)       (34,321)      (35,276)     (241,614)
  Consolidated...............  $(1,423,965)  $(1,514,183)  $(10,605,891)  $(2,917,150)  $(4,355,915)

SUBSEQUENT EVENTS TO DECEMBER 31, 1996

16. SUBSEQUENT EVENT -- CONVERTIBLE NOTES

     In March, 1997, unsecured notes payable totaling $5,782,339 and related interest totaling $1,030,685 were converted into 3,741,407 shares of Series A preferred stock. As an incentive to the noteholders for early conversion, the Company granted warrants for 109,647 shares of Series A preferred stock and issued 147,686 shares of Series A preferred stock. The value of these warrants and stock, totaling $1,163,141, were expensed during the six months ended June 30, 1997, when the warrants and stock were issued.

17. SUBSEQUENT EVENT -- ISSUANCE OF PREFERRED STOCK (UNAUDITED)

     In April, 1997, the Company received $5,032,500 in exchange for 915,000 shares of Series A preferred stock.

SUBSEQUENT EVENTS TO JUNE 30, 1997

18. SUBSEQUENT EVENT -- 1997 FINANCING (UNAUDITED)

     In October 1997, the Company and certain investors that provided the $26,000,000 in financing in August 1996, entered into an Exchange and Amendment Agreement, pursuant to which, in order to facilitate and in conjunction with the initial public offering, these investors will relinquish their convertible subordinated promissory notes and related rights, shares of all series of the Company's preferred stock, royalty interests, performance based warrants and Ag Tech Stock, in exchange for which the Company will (a) pay these investors an aggregate of $12 million cash from the proceeds of the initial public offering,
(b) issue notes in the aggregate principal amount of $11 million bearing interest at 12% per annum, (c) issue these investors an aggregate of 9,019,531 shares of common stock, and (d) grant to these investors registration rights with respect to their newly issued common stock. As a result, upon consummation of the Offering (1) the royalty

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

obligation (currently estimated to be approximately $4.8 million immediately prior to the Offering) will be eliminated (2) paid in capital will be reduced by approximately $23.0 million to reflect the elimination of the warrant (3) inducement expense of approximately $11.7 million will be recorded (4) a senior note obligation of $11 million will be recorded (5) $12 million in cash will be paid to the investors (6) common stock will be increased by (a) approximately $16,500,000 representing the estimated fair value of the 3,000,000 additional shares to be issued and (b) approximately $23.5 million representing the carrying amount of the convertible note issued in 1996 that was convertible into 6,019,531 shares of stock and (7) paid in capital will be reduced by the unamortized deferred financing costs.

     In connection with the Exchange and Amendment Agreement, the Shareholder Agreement referred to in Note 9 will be terminated.

19. SUBSEQUENT EVENT -- STOCK COMPENSATION PLANS (UNAUDITED)

     On October 3, 1997, the Company established a Long-Term Equity Compensation Plan (the "Plan"), which is effective as of the completion of an initial public offering. The plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, and performance units. The Company reserved 1,000,000 shares of Series A preferred stock for issuance under the Plan. These Series A Preferred Stock convert to common stock upon completion of an initial public offering. Upon consummation of the initial public offering, all options to purchase shares of Series A preferred stock under the 1994 Plans will become options to purchase the equivalent number of shares of common stock.

20. SUBSEQUENT EVENT -- SUBSIDIARIES (UNAUDITED)

     In October, 1997, the Company's Board of Directors authorized the dissolution of three of the Company's subsidiaries, one of which is subject to the Company completing an initial public offering. All of the assets and liabilities of these subsidiaries were or will be distributed to the Company.

21. SUBSEQUENT EVENT -- REVERSE STOCK SPLIT (UNAUDITED)

     On                     , 1997, the Company's Board of Directors approved a
1-for- reverse stock split in the form of a stock dividend effective immediately prior to the offering contemplated hereby. All common stock and per share amounts will be adjusted retroactively to give effect to the stock split.

22. SUBSEQUENT EVENT -- IPO REGISTRATION (UNAUDITED)

     In October 1997, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission permitting the Company to sell common stock to the public. Upon consummation of the initial public offering, all shares of Series A preferred stock will be converted into the equivalent number of shares of common stock, and all securities exercisable for Series A preferred stock will become exercisable for an equivalent number of shares of common stock in each case, subject to the same vesting terms.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           -------------------------

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................    3
Risk Factors................................    7
Use of Proceeds.............................   14
Dividend Policy.............................   14
Capitalization..............................   15
Dilution....................................   16
Selected Consolidated Financial and
  Operating Data............................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   18
Business....................................   22
Management..................................   35
Certain Transactions........................   43
Principal Shareholders......................   45
Description of Capital Stock................   46
Shares Eligible for Future Sale.............   48
Underwriting................................   50
Legal Matters...............................   51
Experts.....................................   51
Additional Information......................   52
Index to Financial Statements...............  F-1

                           -------------------------

     UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================

                                                   SHARES

                            [DONLAR CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                 SCHRODER & CO.

                                           , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

Securities and Exchange Commission Registration Fee.........  $20,910.00
NASD Filing Fee.............................................    7,400.00
Nasdaq National Market Application Fee......................      *
Accountants' Fees and Expenses..............................      *
Blue Sky Fees and Expenses..................................    2,000.00
Legal Fees and Expenses.....................................      *
Transfer Agent and Registrar Fees and Expenses..............      *
Printing and Engraving Expenses.............................      *
Miscellaneous Expenses......................................      *
                                                              ----------
     Total..................................................  $
                                                              ==========

-------------------------
* To be provided by amendment

     All expenses other than the Securities and Exchange Commission Registration Fee and NASD filing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article XII, Section 1 of the Company's Amended and Restated Bylaws provides that the Company shall indemnify, to the fullest extent to which the Company is empowered by the Illinois Business Corporation Act of 1983, as amended, any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation or other entity, from and against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     The Company's Amended Articles of Incorporation further provide that the personal liability of the directors of the Company is eliminated to the fullest extent permitted under the Illinois Business Corporation Act of 1983, as amended.

     The Company expects to obtain an insurance policy that entitles the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has issued the securities set forth below which were not registered under the Securities Act of 1933, as amended (the "Securities Act").

     1. During 1994 and 1995, the Company issued unsecured convertible promissory notes in the aggregate principal amount of $5,482,339, bearing interest at the rate of 8% per annum and due beginning in March 1997, to a group of investors consisting of employees, directors and shareholders of the Company, in exchange for advances in the same aggregate principal amount. These sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     2. On June 10, 1996, the Company issued 40,303 shares of Series A Preferred Stock to Judith Schweickert, at an agreed value of $5.00 per share, for the purchase from Mrs. Schweickert of the Company's real property in Peru, Illinois. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     3. On August 26, 1996, for an aggregate purchase price of $26,000,000, the Company sold to Willis Stein & Partners L.P., Star Polymers, L.L.C., and RGM/BVM Limited Partnership Convertible Subordinated Promissory Notes of the Company in the aggregate principal amount of $26,000,000, convertible into 6,019,531 shares of Series A Preferred Stock and 6,019,531 shares of Series B Preferred Stock. These investors also received (i) warrants entitling them to purchase additional shares of Series A Preferred Stock at a nominal exercise price upon the failure of the Company to meet certain financial goals during specified time periods and
(ii) 6,019,531 shares of the Company's Series C Preferred Stock. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     4. On December 23, 1996, the Company issued Dr. Donald R. Sanders a warrant for the purchase of 712,299 shares of Series A Preferred Stock at an exercise price of $0.074 per share, in consideration of Dr. Sanders' efforts in developing pharmaceutical applications for the Company's products. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     5. On December 23, 1996, the Company sold Dr. Donald R. Sanders 154,036 shares of Series A Preferred Stock at a price of $5.50 per share, in exchange for a non-interest bearing promissory note from Dr. Sanders in the principal amount of $847,199, due in March, 1998. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     6. During 1996, the Company issued warrants to purchase an aggregate of 553,847 shares of Series A Preferred Stock, at an exercise price of $6.50 per share, to a group consisting of certain employees, shareholders and note holders of the Company, in exchange for those parties lending the Company the aggregate principal amount of $2,600,000. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     7. (a) In February and March 1997, $5,782,339 in principal amount of convertible promissory notes, including $5,082,339 in principal amount of the promissory notes described in paragraph 1 above and $700,000 in principal amount of promissory notes also held by employees, directors and shareholders of the Company, together with accrued and unpaid interest thereon, was converted by the holders thereof into 3,593,721 shares of Series A Preferred Stock. These securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

     (b) In February and March 1997, as an inducement to the holders of the promissory notes described in paragraph 2(a) above to effect the conversion described in paragraph 2(a) above prior to the maturity date of such promissory notes, the Company issued such holders warrants for the purchase of an aggregate of 109,647 shares of Series A Preferred Stock, with an exercise price of $5.00 per share, together with an aggregate of 147,686 shares of Series A Preferred Stock. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     8. On April 14, 1997, the Company sold an aggregate of 915,000 shares of Series A Preferred Stock to Tennessee Farmers Life Insurance Company and certain of its affiliated companies at a purchase price of $5.50 per share, for total consideration of $5,032,500. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

     9. In October 1997, the Company issued 83,605 shares of Series A Preferred Stock to R.W. Cooper & Associates, Inc. at an agreed price of $5.50 per share, or a total of $459,827.50 in payment for engineering consulting services provided. The securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     10. During the past three years, the Company has issued to certain of its employees, directors, consultants and advisors options to purchase an aggregate of 566,571 shares of its Common Stock pursuant to the terms of the Company's 1994 Stock Option Plans at exercise prices ranging from $0.23 to $0.30 per share. These securities were issued in reliance on the exemption from registration provided by Rule 701 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. During the same period, options to purchase a total of 185,823 shares have been exercised.

     11. During the past three years, the Company has issued to certain of its employees, directors, consultants and advisors options to purchase an aggregate of 547,351 shares of its Series A Preferred Stock pursuant to the terms of the Company's 1994 Stock Option Plans at exercise prices ranging from $0.44 to $5.50 per share. These securities were issued in reliance on the exemption from registration provided by Rule 701 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. During the same period, options to purchase a total of 85,760 shares have been exercised.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS

 EXHIBIT
 NUMBER                             DESCRIPTION
 1.*        Form of Underwriting Agreement.
 3.1        Articles of Incorporation dated January 8, 1990.
 3.2        Articles of Amendment to Articles of Incorporation dated May
            1, 1990.
 3.3        Articles of Amendment to Articles of Incorporation dated
            June 15, 1990.
 3.4        Articles of Amendment to Articles of Incorporation dated
            December 14, 1992.
 3.5        Articles of Amendment to Articles of Incorporation dated
            January 6, 1994.
 3.6        Articles of Amendment to Articles of Incorporation dated
            August 23, 1996.
 3.7*       Form of Articles of Amendment to Articles of Incorporation
            dated        , 1997.
 3.8        Amended and Restated Bylaws.
 3.9*       Form of Amendment to Amended and Restated Bylaws, dated
                   , 1997.
4.1         Donlar Corporation 1994 Series A Preferred Stock Option
            Plan.
4.2         Donlar Corporation 1994 Stock Option Plan.
4.3         Form of Donlar Corporation 1994 Stock Option Plan Stock
            Option Agreement.
4.4         The Donlar Corporation Long-Term Equity Compensation Plan
            established as of October 3, 1997.
4.5         Form of 1995 Common Stock Purchase Warrant
4.6         Form of 1997 Series A Convertible Preferred Stock Warrant
            ($5.00 exercise price)
4.7         Form of 1997 Series A Convertible Preferred Stock Warrant
            ($6.50 exercise price)
 5*         Opinion of Holleb & Coff as to the legality of the
            securities being registered (including consent).
10.1        Employment Agreement between Donlar and J. Larry Sanders
            dated August 15, 1995.
10.2        Employment Agreement between Donlar and Bernardo N. Rico
            dated July 1, 1996.
10.3        Employment Agreement between Donlar and Larry Koskan dated
            July 1, 1996.
10.4        Subscription Agreement among Dr. Gerald Gleich, Donlar, and
            Donlar Pharmaceuticals Corporation dated May 23, 1997.
10.5        Agreement between BP Exploration Operating Company Limited and Donlar dated February, 1996.
10.6        Market Development and Distributorship Agreement between
            Donlar and FMC Corporation (UK) Limited dated January 31,
            1996.
10.7        Cooperation Agreement between Donlar and BASF
            Aktiengesellschaft dated April 3, 1997.
10.8        Joint Technology Agreement between National Starch and
            Chemical Company and Donlar dated June 20, 1996.
10.9        Distributor Agreement between Donlar and National Starch and
            Chemical Company dated June 20, 1996.
10.10       Vacant Land Option Agreement between Sumidi, Inc. and Donlar dated April 23, 1996.
10.11       Office Lease between Illinois Institute of Technology and
            Donlar dated August 1, 1992.
10.12       Lease Amendment between Illinois Institute of Technology and
            Donlar dated August 1, 1992.
10.13*      Exchange and Amendment Agreement among Donlar Corporation,
            Willis Stein & Partners, L.P., Star Polymers, L.L.C.,
            RGM/BVM Limited Partnership and the individual
            securityholders named therein, dated as of October   , 1997.
11.*        Statement regarding computation of per share earnings.
21.         Subsidiaries of the Company.
23.1*       Consent of                   .
23.2*       Consent of                   .
23.3*       Consent of Holleb & Coff (contained in its opinion filed as
            Exhibit 5 hereto).
24.         Power of Attorney (included on signature page of
            Registration Statement).
27*         Financial Data Schedule.

------------------------------
* to be filed by amendment

     (B) FINANCIAL STATEMENT SCHEDULES

     All schedules are omitted because of absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The Company hereby undertakes:

          (1) To provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (2) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions set forth in Item 14 above, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on October 10, 1997, in the City of Bedford Park, State of Illinois.

                                          DONLAR CORPORATION

                                          By:      /s/ LARRY P. KOSKAN
                                            ------------------------------------
                                             Larry P. Koskan, President, Chief
                                              Executive Officer and Chairman of
                                                          the Board

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Larry P. Koskan and Bernardo N. Rico, and each of them as his or her true and lawful attorney-in-fact and agent with full power of substitution to sign on his or her behalf, individually, and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto. Each of the undersigned does hereby ratify and confirm all that said attorney-in-fact, agent, or his or her substitute, does or causes to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on October 10, 1997:

                  SIGNATURE                                                TITLE

             /s/ LARRY P. KOSKAN                    President, Chief Executive Officer and Chairman of
---------------------------------------------       the Board of Directors
               Larry P. Koskan

            /s/ BERNARDO N. RICO                    Executive Vice President, Secretary and Director
---------------------------------------------
              Bernardo N. Rico

            /s/ GERALD E. NOONAN                    Vice President, Finance, Chief Financial Officer
---------------------------------------------       and Treasurer
              Gerald E. Noonan

            /s/ ROBERT W. COOPER                    Director
---------------------------------------------
              Robert W. Cooper

             /s/ RICHARD C. LEE                     Director
---------------------------------------------
               Richard C. Lee

          /s/ DR. ROBERT G. MARTIN                  Director
---------------------------------------------
            Dr. Robert G. Martin

          /s/ DR. DONALD R. SANDERS                 Director
---------------------------------------------
            Dr. Donald R. Sanders

             /s/ DANIEL M. GILL                     Director
---------------------------------------------
               Daniel M. Gill

             /s/ JOHN R. WILLIS                     Director
---------------------------------------------
               John R. Willis